Exhibit 99.75

GOLD:TSX  |  GLDLF:OTCQX
GoldMining.com

ANNUAL INFORMATION FORM

for the fiscal year ended November 30, 2018

February 28, 2019

GOLDMINING INC.

1830 – 1030 West Georgia Street, Vancouver, British Columbia, Canada V6E 2Y3

TABLE OF CONTENTS

INTRODUCTORY NOTES	1
Reporting Currency	1
Cautionary Statement Regarding Forward Looking Information	1
Notice to U.S. Investors	3
Third Party Information	3

GLOSSARY	4

Abbreviations	4
NI 43-101 Definitions	4

CORPORATE STRUCTURE	6

Name, Address, and Incorporation	6
Corporate Organization Chart	6

DESCRIPTION OF THE BUSINESS	7

General Overview	7
Project Overview	8
Corporate Strategy	9
Three Year History	10
Principal Products	11
Specialized Skills and Knowledge	11
Competitive Conditions	11
Cyclical Nature of Our Business	11
Environmental Protection	12
Employees	12
Foreign Operations	12

DESCRIPTION OF MINERAL PROJECTS	13

São Jorge Project	13
Titiribi Project	25
Cachoeira Project	35
Whistler Project	53
La Mina Project	65
Crucero Project	77
Other Properties	92

RISK FACTORS	94

DIVIDENDS AND DISTRIBUTIONS	102

DESCRIPTION OF CAPITAL STRUCTURE	102

General Description of Capital Structure	102

MARKET FOR SECURITIES	103

Trading Price and Volume	103

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	105

DIRECTORS AND OFFICERS	106

Name, Occupation and Security Holding	106

PROMOTERS	107

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	107

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	108

TRANSFER AGENTS AND REGISTRARS	108

MATERIAL CONTRACTS	108

INTERESTS OF EXPERTS	108

ADDITIONAL INFORMATION	109

(i)

INTRODUCTORY NOTES

References to "we", "our", "us", the "Company" or "GoldMining" in this annual information form (this "Annual Information Form") is to the consolidated operations of GoldMining Inc. and its subsidiaries.

Unless otherwise indicated, the information in this Annual Information Form is given as of February 28, 2019.

Mineral Resources, which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues, none of which have been identified at this time.

Reporting Currency

Our reporting currency is the Canadian dollar. Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars, and references to "R$" are to Brazilian Real. Some figures and percentages may not total exactly due to rounding.

Cautionary Statement Regarding Forward Looking Information

Certain statements contained in this Annual Information Form constitute "forward-looking information" within the meaning of applicable Canadian Securities laws. The use of any of the words "aim", "anticipate", "contemplate", "continue", "estimate", "expect", "may", "might", "will", "could", "should", "believe", "potential", "intend", "position" and similar expressions are intended to identify forward-looking information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in such forward-looking information are based on reasonable assumptions. However, no assurance can be given that these expectations will prove to be correct, and the forward-looking information included in this Annual Information Form should not be unduly relied upon. This information speaks only as of the date of this Annual Information Form.

In particular, this Annual Information Form may contain forward-looking information concerning estimates of Mineral Resources that may also be deemed to constitute forward-looking information to the extent that it involves estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information.

Forward-looking information included or incorporated by reference in this Annual Information Form includes, but is not limited to, statements with respect to:

●	anticipated tonnages and grades of the Mineral Resources disclosed for the Company's projects;

●	expectations regarding the continuity of mineral deposits;

●	the Company's expectations regarding raising capital and developing its projects;

●	exploration activities and/or plans on the Company's projects;

●	expectations regarding negotiations with counterparties in respect of existing agreements relating to certain of the Company's projects; and

●

expectations regarding environmental, social or political issues that may affect the exploration or development progress, including, but not limited to referendums regarding prohibitions on mining in jurisdictions where certain of the Company's projects are located.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation:

●

risks related to the exploration, development, and operation of early-stage mineral properties, including the speculative nature of exploration and development projects, the possibility of diminishing quantities or grades of mineralization, the inability to recover certain expenditures and the exposure to operational hazards typically encountered in the exploration, development and production of mineral properties;

●	risks related to the uncertainty of Mineral Resource estimates;

●

risks related to the potential dilution of voting power or earnings per share as a result of the exercise of convertible securities of the Company, future financings or future acquisitions financed by the issuance of equity;

●	risks related to potential acquisitions of additional mineral properties;

●	risk relating to the Company's ability to renegotiate existing agreements relating to certain of its projects;

●

risks relating to obtaining and maintaining all necessary government permits, approvals and authorizations relating to the continued exploration and development of the Company's current and future projects and operations;

●

risks related to government regulations and government and community approvals, acceptance, agreements and permissions (generally referred to as "social licence"), including the ability to obtain and maintain required government and community approvals, the impact of changing government regulations and shifting political climates, and the ability of regulatory authorities to impose fines or shut down operations in cases of non-compliance;

●	risks related to the presence of artisanal miners;

●

risks inherent in mining and development, including risks related to accidents, labour disputes, environmental hazards, unfavourable operating conditions, or other unanticipated difficulties with or interruptions in operations;

●	risks related to property and mineral title, including defective title to mineral claims or property;

●	risks related to environmental regulation and liability;

●	risks related to uncertainty of the performance of contractors;

●	costs, delays and other risks associated with statutory and regulatory compliance;

●	risks related to general economic conditions;

●	risks related to gold and other commodity price fluctuations and volatility;

●	risks related to the fact that the Company has no known Mineral Reserves and that no economic reserves may exist on the Company's projects;

●	risks related to the uncertainty of profitability, as the Company has no history of earnings;

●	risks related to competitive conditions in the mineral exploration and mining industry;

●	risks related to foreign exchange fluctuations;

●	risks related to the ability of the Company to retain skilled and experienced personnel, contractors, management and employees;

●	risks related to potential litigation;

●	risks related to foreign operations;

●	risks related to possible conflicts of interest; and

●	uninsurable risks.

This forward-looking information is based on certain assumptions which the Company believes are reasonable, including that:

●	current gold, silver, base metal and other commodity prices will be sustained, or will improve;

●	the proposed development of the Company's projects will be viable operationally and economically and will proceed as expected;

●	any additional financing required by the Company will be available on reasonable terms; and

●	the Company will not experience any material accident, labour dispute or failure of plant or equipment.

Some of the important risks and uncertainties that could affect forward-looking statements are described in this Annual Information Form under "Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information. Forward-looking information is based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to forward-looking information.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, we undertake no obligation to update or revise any forward-looking statements.

An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects. Please carefully consider the risk factors set out herein under "Risk Factors", starting at page 94 of this Annual Information Form.

Notice to U.S. Investors

Technical disclosure contained or incorporated by reference in this Annual Information Form has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Unless otherwise indicated, all Mineral Resource estimates contained in this Annual Information Form have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") classification system. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and Mineral Resource information contained or incorporated by reference in this Annual Information Form may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not "reserves" should not be disclosed.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "Measured Mineral Resources", "Indicated Mineral Resources" or "Inferred Mineral Resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by United States standards in documents filed with the SEC. Investors should also understand that "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "Inferred Mineral Resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. Accordingly, information concerning mineral deposits set forth or incorporated by reference herein may not be comparable with information made public by companies that report in accordance with United States standards.

Third Party Information

We have obtained certain information contained in this Annual Information Form concerning the industries in which we operate from publicly available information from third party sources. We have not verified the accuracy or completeness of any information contained in such publicly available information. In addition, we have not determined if any such third party has omitted to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information became publicly available or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

GLOSSARY

Abbreviations

In this Annual Information Form, the following abbreviations are used to express elements:

Abbreviation	Meaning	Abbreviation	Meaning
"Ag"	silver	"Dore"	compound containing gold and silver metal and various impurities
"Au"	gold	"Pb"	lead
"Cu"	copper	"Zn"	zinc

In this Annual Information Form, the following abbreviations are used to express units of measurement:

Abbreviation	Meaning	Abbreviation	Meaning
"g/t"	grams per tonne	"Mt"	million tonnes
"ha"	hectares	"“m"	micrometre
"Koz"	thousand ounces	"oz"	ounces
"Ma"	million years	"ppb"	parts per billion
"masl"	metres above sea level	"ppm"	parts per million
"Moz"	million ounces	"Troy oz"	troy ounces, with each troy ounce being equal to 31.1034768 grams

NI 43-101 Definitions

This Annual Information Form utilizes the following defined terms from NI 43-101, which are adopted from the CIM:

"CIM Definition Standards" means the definitions contained in the 2014 CIM Definition Standards – for Mineral Resources and Mineral Reserves.

"Feasibility Study" means a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

"Indicated Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

"Inferred Mineral Resource" means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

"Measured Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

"Mineral Reserve" means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

"Mineral Resource" means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

"Modifying Factors" mean considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"Pre-Feasibility Study" or "Preliminary Feasibility Study" means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

"Preliminary Economic Assessment" or "Scoping Study", as defined in NI 43-101, means a study, other than a Pre-Feasibility Study or Feasibility Study, that includes an economic analysis of the potential viability of Mineral Resources.

"Probable Mineral Reserve" means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve" or "Proved Mineral Reserve" means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"Qualified Person" or "QP", has the meaning ascribed thereto under NI 43-101.

CORPORATE STRUCTURE

Name, Address, and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) in the Province of British Columbia, Canada, on September 9, 2009 under the name "Cor Resources Inc.", and on April 27, 2010, Cor Resources Inc. changed its name to "Brazil Resources Inc." On December 6, 2016, the Company continued under the Canada Business Corporations Act (the "CBCA") as "GoldMining Inc."

The head office and principal address of the Company is located at Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, and the registered office is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Corporate Organization Chart

Set forth below is a current corporate organization chart for the Company, which includes information describing the place of jurisdiction for the Company's subsidiaries and the percentage of votes attaching to all voting securities of the subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Company, excluding subsidiaries of the Company that have been omitted where they are not material.

GoldMining Inc.
(Canada)
100%
BRI International Corp.
(British Virgin Islands)
100%
Sunward Investments Limited
(British Virgin
100%
Brazilian Gold Corporation
(British Columbia)
100%
BRI Alaska Holdings Inc.
(British Columbia)
100%
507140 N.W.T. Ltd.
(Northwest Territories)
100%
Bellhaven Copper & Gold Inc.
(British Columbia)
100%
BRI Holdings Inc.
(British Columbia)
100%
BRI Brazil Corp.
(British Virgin Islands)
100%
Sunward Resources Limited
(British Virgin Islands)
100%
Seatrain Holdings Limited
(British Virgin
100%
BRI Alaska Corp.
(Alaska)
100%
Bellhaven Holdings Inc.
(British Virgin Islands)
99.99%
0.01%
Blue Rock Mining SAC
(Peru)
0.01%
99.99%
BRI Mineracão Ltda.
100%
Sunward Resources Sucursal Colombia
0.01%
99.99%
Brazilian Resources Mineracão Ltda.
(Brazil)
100%
Bellhaven Exploraciones Inc.
(British Virgin Islands)
100%
Bellhaven Exploraciones Inc. Sucursal Columbia
(Colombia)
100%
La Mina Fredonia S.A.S.
(Colombia)

DESCRIPTION OF THE BUSINESS

General Overview

GoldMining is a mineral exploration company with a focus on the acquisition, exploration and development of projects in Colombia, Brazil, the United States, Canada and other regions of the Americas. GoldMining is advancing its La Mina and Titiribi Gold-Copper projects, located in Colombia, Whistler Gold-Copper Project, located in Alaska, United States, Cachoeira and São Jorge Gold Projects, located in the State of Pará, northeastern Brazil, Rea Uranium Project, located in the western Athabasca Basin in northeast Alberta, Canada, and Yellowknife Gold Project, located in the Northwest Territories, Canada.

Our long-term growth strategy is premised on pursuing accretive acquisitions of resource projects, together with maintaining and advancing our existing projects in a prudent manner. This strategy is focused on identifying and acquiring projects that present compelling value for our shareholders.

As a result, we do not have any current operating income or cash flow from our properties, nor do we have a history of income from operations. Our operations and cash flow are primarily funded by and derived from equity financings.

We will continue to assess new mineral projects and will seek to acquire interests in additional projects if we determine such projects have sufficient geological or economic merit and if we have adequate financial resources to complete such acquisitions. For further information on our current projects, please see "Description of Mineral Projects".

Our common shares (the "GOLD Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD" and are traded on the OTCQX International Market under the symbol "GLDLF" and on the Frankfurt Stock Exchange under the symbol "BSR".

Project Overview

The following table sets out our current projects and ownership interests therein:

Project	Location	Ownership Interest
Principal Projects:
São Jorge Gold Project ("São Jorge Project")	Pará State, Brazil	100%
Titiribi Gold-Copper Project ("Titiribi Project")	Antioquia, Colombia	100%
La Mina Gold Project ("La Mina Project")	Antioquia, Colombia	100%
Whistler Gold-Copper Project ("Whistler Project")	Alaska, United States	100%
Cachoeira Gold Project ("Cachoeira Project")	Pará State, Brazil	100%
Crucero Gold Project ("Crucero Project")	Southeastern Peru	100%
Other Projects:
Rea Uranium Project ("Rea Project")	Alberta, Canada	75%
Surubim Gold Project ("Surubim Project")	Pará State, Brazil	100%
Boa Vista Gold Project ("Boa Vista Project")	Pará State, Brazil	84.05%
Batistão Gold Project ("Batistão Project")	Mato Grosso State, Brazil	100%
Montes Áureos and Trinta Projects	Pará State and Maranhão State, Brazil	51%
Yellowknife Gold Project ("Yellowknife Project")	Northwest Territories, Canada	100%

The following map illustrates our key project locations:

The following table sets forth our current resource estimates for our mineral projects:

Table A-1 Current Resource Estimates for Mineral Projects
Deposit	Cut-Off*	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	(g/t)	(Mt)	(g/t)	(g/t)	(%)	(Moz)	(Moz)	(Mlbs)
Measured Resources
Titiribi	0.3	51.60	0.49	-	0.17	0.820	-	195.1

Indicated Resources
Sao Jorge	0.3	14.42	1.54	-	-	0.715	-	-
Cachoeira	0.35	17.47	1.23	-	-	0.692	-	-
Whistler	0.3	110.28	0.50	1.76	0.14	1.765	6.130	343.1
Titribi	0.3	234.20	0.51	-	0.09	3.820	-	459.3
La Mina	0.25	28.17	0.74	1.77	0.24	0.667	1.607	150.2
Crucero	0.4	30.65	1.00	-	-	0.993	-	-

Inferred Resources
São Jorge	0.3	28.19	1.14	-	-	1.035	-	-
Cachoeira	0.35	15.67	1.07	-	-	0.538	-	-
Boa Vista	0.5	8.47	1.23	-	-	0.336	-	-
Surubim	0.3	19.44	0.81	-	-	0.503	-	-
Whistler	0.3	311.26	0.47	2.26	0.11	4.626	22.6174	713.5
Titiribi	0.3	207.90	0.49	-	0.02	3.260	-	77.9
La Mina	0.25	12.39	0.65	1.75	0.27	0.260	0.697	73.3
Crucero	0.4	35.78	1.00	-	-	1.147	-	-

*Gold cut-off for all project except for Whistler, which is a gold-equivalent cut-off.

For further information on the Company's current mineral projects and the above estimates, please see "Description of Mineral Projects".

Pursuant to certain agreements underlying certain of its interests underlying the Boa Vista and Surubim projects, the Company was required to make payments of R$3,620,000 in September 2018 in respect of its Boa Vista Project and R$3,000,000 in March 2018 in respect of its Surubim Project, to the respective counterparties thereunder. The Company is in the process of seeking to re-negotiate such agreements, including alternative terms for the payments due thereunder. See "Other Properties – Surubim Project" and "Other Properties – Boa Vista Project" for further details.

Corporate Strategy

Our long-term growth strategy is premised on pursuing accretive acquisitions of resource projects, together with maintaining and advancing our existing projects in a prudent manner.

We strive to build shareholder value by acquiring compelling projects, with existing resources and substantial historical exploration and development activities. Further, we seek to leverage existing resource market conditions to further enhance value of each acquisition.

Since our initial public offering in 2010, we have completed eight transactions resulting in 12 project acquisitions and have achieved a total resource base of approximately 9.471 million ounces of gold measured and indicated resources and approximately 11.705 million ounces of gold inferred resources across all of our projects; these numbers do not include the Yellowknife Project, which is the subject of independent resource estimate and technical reports commissioned by GoldMining. Of our 12 projects, eight are the subject of current resource estimates.

Pursuant to our business model, we may advance our projects or maintain them pending future improvements in the mining and resource markets. This determination is made by our management, based upon a number of factors, including an evaluation of the potential value enhancement of additional exploration or development work on the project.

Three Year History

The following summarizes the material developments of our business over the fiscal years ended November 30, 2018, 2017 and 2016:

2018

●

Graduation to the TSX – On June 19, 2018, the GOLD Shares and the Company's common share purchase warrants, which expired on December 31, 2018 (the "December Warrants"), were listed on the TSX under the symbols "GOLD" and "GOLD.WT" respectively. Prior to June 19, 2018, the GOLD Shares and December Warrants were listed on the TSX Venture Exchange (the "TSX-V").

●

Acquisition of the Narrow Lake Property – On May 11, 2018, the Company completed the acquisition of two mining claims (the "Narrow Lake Property") covering a total area of 618 ha and which are contiguous with the southern boundary of GoldMining's Nicholas Lake-Ormsby property, one of four properties that comprise the Yellowknife Project. Total consideration under the transaction consisted of $50,000 payable in cash, 33,333 GOLD Shares and $100,000 which is payable on the first anniversary of closing of the transaction, in cash or GOLD Shares at the Company's discretion. A 1% net smelter return royalty ("NSR") was granted with respect to the Narrow Lake Property.

●

Cachoeira Royalty Buy-Down – On March 2, 2018, the Company completed the acquisition of 66.66% of the existing 4.0% net profits interest royalty on the Company's Cachoeira Project, in consideration for 698,161 GOLD Shares and US$133,320 in cash. The GOLD Shares issued under the transaction were subject to certain resale restrictions pursuant to the terms of the royalty purchase agreement. As a result of the transaction, the existing royalty on the Cachoeira Project was reduced to 1.33%.

●

Acquisition of the Maguire Lake Property – On January 24, 2018, the Company completed the acquisition of three mining claims (the "Maguire Lake Property") covering a total area of 1,797.6 ha, which are contiguous with the western boundary of the Company's Nicholas Lake-Ormsby property. Total consideration under the transaction consisted of 60,000 GOLD Shares.

2017

●

Acquisition of Crucero Gold Project – On November 20, 2017, the Company completed the acquisition of the Crucero Project located in Southeastern Peru. The acquisition was completed pursuant to a share purchase agreement to acquire all of the shares of a wholly-owned subsidiary of Lupaka Gold Corp. ("Lupaka") holding a 100% interest in the Crucero Project.  Total consideration under the transaction consisted of 3,500,000 GOLD Shares, and $750,000 in cash. As a result of the transaction, we own a 100% interest in the Crucero Project.

●

Acquisition of Yellowknife Gold Project and Big Sky Property – On July 20, 2017, the Company completed our acquisition of the Yellowknife Project and the nearby Big Sky Property ("Big Sky Project"), both located in the Northwest Territories, Canada. The acquisition was completed pursuant to an asset purchase agreement between the Company and a receiver appointed in respect of the assets and undertaking of Tyhee N.W.T. Corp., a subsidiary of Tyhee Gold Corp. under the Bankruptcy and Insolvency Act. Total consideration under the transaction consisted of 4,000,000 GOLD Shares. As a result of the transaction, we now own a 100% interest in the Yellowknife Project and Big Sky.

●

Acquisition of Bellhaven Copper & Gold Inc. – On May 30, 2017, the Company completed the acquisition of Bellhaven Copper & Gold Inc. ("Bellhaven") pursuant to a an arrangement agreement between the parties dated April 11, 2017. Pursuant to the transaction, the Company acquired all of the issued and outstanding common shares of Bellhaven for total consideration of 7,339,303 GOLD Shares, consisting of 0.25 GOLD Shares issued to Bellhaven shareholders for each outstanding Bellhaven common share and 1,842,750 GOLD Shares issued to the Toquepala Fund, LP in exchange for 6,300,000 units of Bellhaven, each unit consisting of one Bellhaven common share and one share purchase warrant to acquire a Bellhaven common share. On May 30, 2017, Bellhaven also completed its acquisition of the remaining 24% interest in the entity that owns certain concessions underlying the La Mina Project in exchange for the payment of US$300,000 and the delivery of 162,500 GOLD Shares. As a result of these transactions, the Company now own a 100% interest in the La Mina Project.

●

Name Change and Continuation – On December 6, 2016, the Company continued from the Business Corporations Act (British Columbia) to the Canada Business Corporations Act and changed its name from "Brazil Resources Inc." to "GoldMining Inc." in order to better reflect the scope of our business.

2016

●

Completion of Cachoeira Project Payments – On September 26, 2016, the Company announced that it had completed all remaining payments to Luna Gold Corp. in connection with its acquisition of the Cachoeira Project.

●	Titiribi Resource Estimate – On September 14, 2016, the Company announced the results of a NI 43-101 Mineral Resource estimate for its Titiribi Project.

●

Acquisition of Titiribi Project – On September 1, 2016, the Company acquired the Titiribi Project from Trilogy Metals Inc. (formerly NovaCopper Inc.) for consideration consisting of 5,000,000 GOLD Shares and 1,000,000 share purchase warrants, with each warrant exercisable into a Gold Share at a price of $3.50 per share for a period of two years.

●

Island Mountain and Raintree Deposit Resource Estimates – On April 19, 2016, the Company announced maiden resource estimates for the Island Mountain deposit (the "Island Mountain Deposit") and Raintree West deposit (the "Raintree West Deposit"). These resource estimates were in addition to the prior estimate for the Whistler Project.

Principal Products

We are currently in the exploration stage, and do not produce, develop or sell mineral products. We are primarily focused on gold and gold-copper properties.

Specialized Skills and Knowledge

Our business and long-term strategy requires specialized skills and knowledge in the areas of geology, geochemistry, planning, implementation of exploration programs, mine and plant engineering, drilling, mineral processing, metallurgy and compliance. To date, we have been able to locate and retain such professionals in all of the jurisdictions in which we operate and we believe that we will continue to be able to do so.

Competitive Conditions

The mining industry is intensely competitive in all of its phases and we compete with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: (a) mineral rich properties that can be developed and produced economically; (b) technical expertise to find, develop, and operate such properties; (c) labour to operate the properties; and (d) capital for the purpose of funding such properties. Such competition may result in our being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

We believe that our success is dependent on the performance of our management and key employees, many of whom have specialized skills and knowledge. We believe we currently have the personnel with specialized skills and knowledge to successfully carry out our operations.

Cyclical Nature of Our Business

The mining industry is subject to commodity pricing, which is in turn affected by other economic indicators and worldwide cycles. The pricing cycles that the mining industry experiences affect the overall environment in which we conduct our business. For example, if commodity pricing is low, our access to capital may be restricted. Continuing periods of low commodity prices or economic stalls could also affect the economic potential of our current properties and may affect our ability to, among other things: (i) capitalize on financing, including equity financing, to fund our ongoing operations and exploration and development activities; and (ii) continue exploration or development activities on our properties.

Furthermore, weather cycles may affect our ability to conduct exploration activities at our various projects, particularly at our Whistler, Yellowknife and Rea Projects, located in Alaska, Northwest Territories and northeastern Alberta, respectively. More specifically, drilling and other exploration activities may be restricted during periods of adverse weather conditions or winter seasons as a result of weather related factors, including, without limitation, inclement weather, snow covering the ground, frozen ground and restricted access due to snow, ice, or other weather related factors.

Environmental Protection

Many of our projects are subject to periodic monitoring by governmental agencies with respect to environmental protection plans and practices, as well as environmental laws and regulations of the jurisdictions in which they are located.

Environmental laws and regulations may affect our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily, where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on us for damages, cleanup costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. We intend to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating in accordance with applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making our operations more expensive. Please see "Risk Factors" for further information.

Employees

As of November 30, 2018, we had eight full time employees in Canada, and 13 full time employees in Brazil and Colombia. We rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our administrative, shareholder communication, project development and exploration activities in Canada and in the other jurisdictions in which we operate.

Foreign Operations

Political and related legal and economic uncertainty may exist in countries where we may operate. Our mineral exploration and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry. Other risks of foreign operations include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, foreign taxation, price controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt our projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Presently, our mineral properties are primarily located in Brazil, Canada, Colombia, Peru and the United States. While we believe that such countries represent favourable environments for mining companies to operate, there can be no assurance that changes in the laws of such jurisdictions or changes in the regulatory environment for mining companies or for non-domiciled companies in these countries will not be made that would adversely affect our business. Brazil is currently undergoing a review of its mining legislation that may result in changes to mining licences, which has delayed approvals for new mining licences, and may result in applications for mining licences being converted to a competitive procedure. It is also possible that current or future social unrest in Brazil will adversely affect our operations.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our business and operations.

DESCRIPTION OF MINERAL PROJECTS

The following is a general description of our mineral projects and is summarized from applicable technical reports. Where appropriate, certain information contained in this Annual Information Form updates information derived from such technical reports. Any updates to information contained in each respective technical report referenced herein were prepared by, or under the supervision of Paulo Pereira, President of the Company. Mr. Pereira holds a Bachelor's degree in Geology from Universidad Do Amazonas in Brazil, is a Qualified Person and is a member of the Association of Professional Geoscientists of Ontario.

The information regarding each of our projects in this Annual Information Form is based upon assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the technical report respecting each project, copies of which are available for review on the System for Electronic Disclosure Analysis and Retrieval ("SEDAR").

São Jorge Project

The São Jorge Project is a gold exploration project located in the southeast of Pará State, Brazil, in the municipality of Novo Progresso. The Company acquired the São Jorge Project through a plan of arrangement between the Company and Brazilian Gold Corporation ("BGC") completed on November 22, 2013.

The following information is condensed and extracted from the technical report titled "São Jorge Gold Project, Para State, Brazil: Independent Technical Report on Mineral Resources" prepared by Porfirio Rodriguez, MAIG, Leonardo de Moraes Soares, MAIG, of Coffey Consultoria e Serviços Ltda. ("Coffey") with an effective date of November 22, 2013 (the "São Jorge Report"). Each of Porfirio Rodriguez and Leonardo de Moraes Soares is a Qualified Person and independent of the Company.

Project Description, Location and Access

The São Jorge Project is located in the southeast of Pará State, Brazil, in the municipality of Novo Progresso. The region is known as Tapajós and São Jorge is located 320 kilometres south of the main regional city Itaituba. Access to the São Jorge Project from the cities of Itaituba or Novo Progresso is via highway BR163 (+80% paved) or a one hour flight in a light aircraft from Itaituba.

At the date of the São Jorge Report, the Company, through its Brazilian subsidiary Brazilian Resources Mineração Ltda., was the sole registered and beneficial holder of five gold exploration concessions and six exploration licence applications in the São Jorge area for a total landholding of 58,500 hectares. In February of 2016, the Company renounced Departamento Nacional de Produção Mineral (now, the National Mining Agency) ("ANM") nos. 851094/2005, 850960/2010, 850631/20043, 8581036/2013, 850019/2016, 850044/2016 and in December of 2016, the Company renounced ANM nos. 850557/2013, 850555/201 totaling 62,171.3 hectares which were located south and north of the São Jorge deposit, and considered to be non-prospective by the Company. In March of 2017, the Company submitted to ANM four licence applications to acquire a total of 29,022 hectares located east and west and contiguous to, and on trend, with the São Jorge deposit. On June 6, 2017, the exploration licence for one of the claim applications was granted to the Company and the first year fees were paid to ANM. The exploration licences for the other three claim applications for a total area of 18,624 hectares were granted on August 1, 2017 and the first year fees were paid in January 2018. As of the date hereof, the São Jorge Project consists of seven gold exploration concessions for a total landholding of 45,977 hectares.

The Company submitted to ANM a final report for exploration concession ANM no. 850.058/2002 that remains under review. Such final report must be accepted by the ANM, subject to rights of appeal, in order to maintain the concession. If approved, the Company will have one year to apply to convert the exploration concession overlying the deposit to a mining concession, which will require further studies and environmental licences. There is no assurance that such reports will be accepted or that such applications will be approved by ANM.

On June 14, 2010, BGC signed an Option Agreement (the "São Jorge Agreement") to acquire a 100% interest in the São Jorge Project from Talon Metals Corp. ("Talon"). BGC completed all the required payments under the terms of the São Jorge Agreement. On November 22, 2013, BGC completed an agreement with the Company (the "Arrangement Agreement"), pursuant to which the Company acquired all of the outstanding common shares of BGC. Under the terms of the São Jorge Agreement, Talon was granted a 1.0% NSR from production on the São Jorge Project. On August 17, 2015, Talon sold its 1.0% NSR to Orion Mine Finance ("Orion"). A NSR to the original title holders of 1.0% of the proven mineable reserves as demonstrated by a feasibility study on a certain concession is payable and can be purchased by the Company for US$2,500,000. Additionally, there is a 2.0% NSR on a certain other concession due to the original title holders, of which 1.5% of the 2.0% NSR can be purchased by the Company for US$500,000. The concession overlaying the São Jorge deposit is subject to a NSR of 1.5% comprising 1.0% to Orion and 0.5% to the surface rights owner. The surface rights owner's royalty can be purchased for US$750,000.

In addition, holders of mining licences in Brazil, must pay financial compensation to state and local authorities for exploring Mineral Resources by way of a federal royalty being the Compensação Financeira pela Exploração de Recursos Minerais ("CFEM"), which is a maximum of 3% of revenue, depending on the commodity. In Pará State, the royalty on gold deposits is 1%.

History

The exploration history for the São Jorge property is summarized in the following table:

Table B-1 São Jorge Project Exploration Property History
Date	Entity	Work Program	Significant Results
Before 1990	Informal miners during Tapajós Gold Rush	Alluvial and saprolite Garimpeiro mining.	Some gold production (not reported).
1993 - 1995	Rio Tinto Desenvolvimento Minerais Ltda. ("RTDM")	Mapping, soil sampling, trenching, auger and diamond drilling (26 holes for 4350.3 metres).
1997 - 1998	RTDM	Scoping Study and diamond drilling with 16 drill holes.	First Mineral Resource estimation by RTDM (non-compliant with NI 43-101 guidelines).
1998	Altoro Gold Corp. ("Altoro")	Negotiated property with RTDM but didn't advance with the option due to a merger with Solitario Resources Corporation.
2001 - 2005	Tapajós Mineração Ltda.	Garimpeiro open pit mining operation.	Production of gold by heap leaching (final production not reported); final pit 400 metres long, 80 metres wide and 20 to 30 metres deep.
2005	Talon (previously named BrazMin)	Phase I diamond drilling program of 48 drill holes for 10,104 metres.	Defined an envelope of a vein and stockwork zone of 700 metres strike extent.
2006	Talon	Phase II diamond drilling program of 34 drill holes for 7,952 metres and airborne and ground geophysics.	New targets and extensions from Wilton Zone defined to the west – "Kite zone" and east "Wilton East zone". First NI 43-101compliant Mineral Resource estimation.
2007	Talon	Extension of regional soil sampling grid.	Anomalous gold values along 600 metres on one line.
2011	BGC	120 linear kilometres of soil geochemistry and geophysics (induced polarization), and drilling (14,708 metres) in 37 holes.	Increased the Mineral Resource and upgraded the resource classification.

Gold is reported to have been first discovered in the Tapajos region in the 18th century. Significant production has been recorded since the end of the 1970s and beginning of the 1980s, when the BR 163 (Cuiaba - Santarém road) was opened. A gold rush started in the Tapajos region with thousands of garimpeiros entering the region that was until then, totally isolated. Production from the region apparently peaked between 1983 and 1989, with as many as 300,000 garimpeiros reportedly extracting somewhere between 500,000 oz and 1 Moz per year, predominantly based on alluvial gold. Up until 1993, production was officially estimated at 7 Moz, but real production is unknown. Production has since declined, reaching an average of 160,000 oz of gold per year in the late 1990s.

The São Jorge Project is located in the eastern part of the so called "Tapajos Gold District". São Jorge garimpeiro mining reportedly commenced in the 1970s. There are no published records to support the timing or amount of production. The exploration of the São Jorge area was initiated by RTDM, a subsidiary of Rio Tinto Plc Mineral Group, in 1993. At that time the São Jorge garimpeiro workings (Wilton Pit), was approximately 30 metres in diameter. Following sampling in this small open pit, RTDM applied for four exploration licences in order to acquire the bedrock mining rights. Additionally, they negotiated an agreement with the landowner, Wilton Amorim, which enabled them to initiate exploration on the property.

The RTDM exploration program involved a 300 metre line spacing airborne magnetic survey, 200 metres by 200 metres soil sampling grid around the São Jorge garimpeiro workings, 202 auger holes totaling 1,868 metres (drilled on a 50 metre by 20 metre grid with infill 8 metres by 8 metres), trenching with channel sampling (total of 1,071 samples collected in 16 trenches), detailed geological mapping to define the geological and structural framework and 26 diamond drill holes for a total of 4,350 metres.

In 1997, as part of a Scoping Study, RTDM estimated a non-compliant NI 43-101 Mineral Resource for the São Jorge Project and completed an additional 16 diamond drill hole program to test conclusions of the Scoping Study.

In March 1998, Altoro negotiated an agreement on the property with RTDM and reviewed all data by check sampling of drill holes and surface sampling at the garimpeiro pit. However, due to a merger with Solitario Resources Corporation, no further work was completed on the property. In early 2003, RTDM relinquished the four São Jorge exploration licences.

One of the licencees (No 850.024/02) was immediately acquired by a private individual and subsequently optioned to Centaurus Mineração e Participações Ltda ("Centaurus"). No exploration work was undertaken by Centaurus.

From 2001 to 2005, garimpeiro operations were undertaken by Tapajós Mineração Ltda ("TML"). These operations included small heap leach pads using cyanide solutions to recover gold.

After garimpeiro operations ceased on the property, a pit of approximately 400 metres long, 80 metres wide and 20 to 30 metres deep had been excavated and termed the Wilton Pit.

On July 16, 2004 Talon acquired from Centaurus a 100% interest in the São Jorge exploration licences and in April 2005 entered into an agreement with Jaguar Resources Limited acquiring a 100% interest in three adjacent claims.

On June 14, 2010 BGC acquired from Talon a 100% interest in the São Jorge exploration licences. BGC initiated a new exploration program in early 2011 consisting of soil sampling, geophysics and core drilling. BGC completed an extensive exploration program in 2011 with over 14,000 metres of drilling completed on the São Jorge Project.

Geological Setting, Mineralization and Deposit Types

The São Jorge property is underlain by a granitoid pluton dominantly composed of an amphibole-biotite monzogranite. The gold mineralization is hosted in a circular shaped body comprised of the younger São Jorge granite. The intrusive body measures approximately 1.2 kilometres in diameter and is generally massive, grey to pink in colour with a porphyritic granular texture. The São Jorge intrusion trends 290° and is sub-parallel to the strike of the regional Cuiú-Cuiú - Tocantinzinho shear zone, which also hosts several important gold deposits including the Palito mine, Tocantinzinho and Cuiú-Cuiú deposit, and Bom Jardim and Batalha gold prospects.

Gold mineralization is related to a hydrothermal alteration zone in the monzogranite along a structurally controlled fracture - vein system approximately 1,400 metres long and up to 160 metres wide, and intersected in drill holes up to 350 metres below surface; the mineralization is open along strike and down dip. The main trend is 290° with an almost vertical dip. The main mineralized zone is defined by a fairly sharp but irregular contact between altered and unaltered monzogranite to the southwest and a more gradational transition from altered to unaltered rocks to the northeast. Strong alteration is associated with discrete quartz veinlets (1 to 2 centimetres wide), associated with coarse pyrite grains and clusters that cut zones of intense quartz flooding.

Exploration

Talon (operating under Brazmin) commissioned MPH Consulting Limited ("MPH") to review and rebuild the RTDM geophysical database comprised of processed induced polarization data. In a memo dated March 2004, MPH identified 3 conductors at São Jorge in the vicinity of the Wilton Pit and the Wilton West Areas. The strongest conductor (Zone 1) corresponds to the mineralization associated with the Wilton Pit and extending along a northwest-southeast trend from 656,600 metres east to 6,568,300 metres east. MPH also identified a conductor (Zone 2) that appears to trend west from Zone 1 at 656,800 metres east and a conductor south of and sub-parallel to Zone 1 (Zone 3).

In July 2006, an airborne magnetic and radiometric survey was carried out by Fugro with a total of 2,284 line kilometres completed (with line spacing between 100 to 400 metres). The preliminary interpretation identified major northwest-southeast trends. At the same time, a 28.55 line kilometre ground induced polarization and 33.26 line kilometre ground magnetometre survey was completed covering the Wilton Pit.

In 2011, BGC completed 14,708 metres of drilling, infill sampling of historic drill core, over 120 line kilometres of soil geochemistry and geophysics (induced polarization) across and along strike of the São Jorge deposit. The induced polarization survey outlined a resistivity high anomaly southeast and along strike of the deposit that has a similar geophysical signature to the São Jorge deposit (i.e. high resistivity and moderate to high chargeability). The high resistivity likely represents silica alteration and the moderate to high chargeability disseminated sulfides, both directly correlated to gold content at the São Jorge. The induced polarization target extends for 2.5 kilometres south of the deposit and represents a sizeable target for future exploration.

Current and/or Planned Activities

The Company planned an exploration program in 2018 totaling $3,908,119, which does not include an Internal Consultant, Land Access Fees and Land Annual Fees totaling $79,120. The planned exploration program is designed to upgrade existing near surface inferred resources to the indicated category and test a geophysical anomaly located on strike and southeast of the Sao Jorge deposit. The program will include drilling, trenching and geological modelling, which will be used to update the resource estimate for the Sao Jorge Project. The proposed budget for this program is outlined in the table below.

Activity	Description	$
Drilling	7,000m @ $250/metres	2,750,000
Trenching	Trenching program	75,000
Assaying	2,333 samples @ $30 each	105,000
Technical Supervision	Labor and supervision	263,118
Transportation	Trucks and fuel	90,000
Miscellaneous	Food camp logistics	550,000
Geological Modelling	Technical	75,000
	Total	3,908,119

Due to market conditions throughout 2018, the Company has decided to defer this program until such time as market conditions improve.

Drilling

BGC in 2011 completed a diamond drilling program (14,708 metres in 37 holes) at the São Jorge Project to test the continuity of mineralization 100 metres below previous intercepts (0 masl) and infill along strike where previous drilling was widely spaced. The results of this drilling along with the previous drilling were used in the resource estimate that is the focus of the São Jorge Report.

Diamond drilling has been completed at the São Jorge Project, as summarized in Table B-2 below:

Table B-2 São Jorge Project Summary Drilling Statistics for São Jorge Project
Drill Hole Identification	Number of Drill holes		Metres Drilled
Rio Tinto Desenvolvimento Mineral – RTDM ( FSJ01- FSJ10)	10	DDH	1,700
Rio Tinto Desenvolvimento Mineral – RTDM (FSJ11- FSJ26)	16	DDH	2,690
Talon Phase I (SJD01- SJD 48)	48	DDH	10,104
Talon Phase II (SJD 49- SJD 82)	34	DDH	7,952
BGC (SJD 83 - SJD119)	37	DDH	14,708
Total	145	DDH	37,154

Talon drill hole core recovery averaged 99% with a minimum recovery of 68% for one drilling run. Coffey inspected 4 representative drill holes and noted that all had excellent recovery. BGC drill core recovery averaged 99.3%.

Statistical analysis of the composite datasets was completed for two domains (oxide and sulfide). The element included in the composite database is Au (grams per tonne). Descriptive statistics are presented in Table B-3 below:

Table B-3 São Jorge Project Summary Statistics – 1m Composites
		Au (g/t)
Oxide Rock Domain	Count	2303
	Minimum	0.001
	Maximum	11.10
	Mean	0.257
	Std. Dev.	0.817
	CV	3.183
Sulfide Rock Domain	Count	22319
	Minimum	0.001
	Maximum	32.373
	Mean	0.336
	Std. Dev.	1.160
	CV	3.457

As the mineralization is very diffuse, internal waste intervals were accepted within the mineralized domains.

There are no non-sampled intervals; every interval was sampled for the estimation process.

The following table illustrates the distribution of the modelled block grades in an isometric section.

Figure B-1

Sampling and Analysis and Security of Samples

Sample preparation and analysis of core samples taken by Talon were performed by SGS Lakefield-Geosol Ltda. ("Geosol"), an ISO 9000-2001 certified laboratory. Sample preparation procedures completed by the Geosol preparation laboratories based in Parauapebas and Itaituba were:

●	drying and weighting of whole sample;

●	crushing of sample to -2 millimetres;

●	sample homogenization and splitting to a 1 kilogram sub-sample;

●	pulverization to 95% passing -150 mesh; and

●	splitting of pulverized material to 50 gram pulp.

Sample pulps were air freighted to the Geosol analytical laboratory in Belo Horizonte, Minas Gerais State, Brazil. Sample pulps were analyzed for gold using a lead flux fire assay technique with an atomic absorption finish. Selected samples were subsequently sent for silver, lead, zinc analysis by ICP spectrometry using a multi-acid digestion technique. Abnormally high assays were re-analyzed by the laboratory. The detection limit of gold assays was 5 ppb Au. Coarse rejects from the Parauapebas and Itaituba laboratories were sent to the São Jorge exploration office and stored in the core shed. Fifty gram pulp rejects were also stored in the Talon offices in Rio de Janeiro.

Sample preparation and analysis of core samples taken by BGC, for the 2011/2012 campaign were performed by Acme Analytical Laboratories Ltd. of Vancouver, British Columbia ("Acme").

Acme performed each procedure for sample preparation and analysis, as follows:

●	crush split and pulverize 500 gram drill core to 200 mesh; and

●	fire assay fusion Au by ICP-ES on 50 gram charges.

Core was stored in a locked and secure core shed. After logging, core samples were marked for splitting and sampling by BGC geologists. Core sample intervals were measured and collected by BGC technical staff. Each core sample was placed in a doubled plastic bag and with two sample tags. Each bag was closed with a uniquely numbered plastic seal that was tamper proof. Seal numbers, sample numbers and sample intervals were recorded by BGC. Sample bags were collected for shipping in rice bags with each rice bag closed with a numbered plastic seal. Samples were stored in the BGC core shed until transported by truck to the Acme preparation laboratories in Itaituba in Pará state. The referred laboratory is 320 kilometres by road from the São Jorge Project. After samples were received by the lab, seal numbers and sample numbers were reported to BGC for confirmation.

Quality control data from the RTDM period was not available for analysis in connection with the São Jorge Project as it had not been located.

Quality control samples consisting of coarse duplicate rejects, blanks and standards were inserted in the sample stream by Talon and BGC to monitor the quality of the analytical results.

Talon Sampling

Talon set in place a Quality Assurance/Quality Control ("QA/QC") program that included the submission of blanks, field duplicates, standards and pulp duplicates with ALS (Umpire assays). This quality control data of drilling used in the resource estimation has been assessed statistically using a number of comparative analyses for each dataset. The objectives of these analyses was to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analyses are presented as summary plots, which include the following:

●	Thompson and Howarth Plot, showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualize precision levels by comparing against given control lines;

●

Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualize relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level;

●	Mean vs % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range;

●

Mean vs %HRD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percent half relative difference between the assay pairs (mean %HRD);

●

Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges. Correlation coefficients are also used;

●	Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased; and

●

Standard Control Plot shows the assay results of a particular reference standard over time. The results can be compared to the expected value, and the ±10% precision lines are also plotted, providing a good indication of both precision and accuracy over time.

Au Standards

Talon used a total of 20 Au standards (inserted by the SGS-Geosol sample preparation laboratory at a rate of 1 in every 20 samples). The standards were supplied by the SGS-Geosol Parauapebas and Itaituba sample preparation laboratories. The standards supplied and inserted by SGS-Geosol are a combination of internal and commercial standards, as the SGS made standards may not be as reliable as commercially available certified standards, and do not represent external control (since SGS-Geosol knows the expected result of these standards).

In general the standard assay result indicated acceptable accuracy was being achieved, with the majority of standards falling within 90% of the Standard Tolerance Values. The minor outliers identified are potentially associated with sample submission errors (mixing of samples).

All standards were analyzed using Coffey's QC Assure statistical software.

Blanks

Coffey performed an analysis on blanks data provided by BGC. The blank material was sourced by Talon from unmineralized São Jorge granites collected at one specific site at the project and submitted at a frequency of about 5%. BGC has kept the same routine. Overall the blank data is within acceptable limits.

Field Duplicates

Talon completed field duplicate assaying ¼ of the NQ sized core at a frequency of 5% (1 in 20 samples). The procedure was to split the NQ sized core in half then ¼ the half core. Coffey considers this practice to not be representative as it does not represent the normal ½ NQ core submitted and creates a bias in the sample size submitted.

Based on the analysis, Coffey can conclude:

●	a good precision was achieved for 81.81% of the data within 20% HARD;

●	no apparent bias exists represented by both samples returning a similar mean value; and

●

in summary the analysis of the ¼ sized core has poor precision with no apparent bias present. It is clear that for this ¼ NQ size of sample (which doesn't represent the ½ NQ size taken) that there is a significant nugget effect resulting in low precision results.

BGC Sampling

Coffey confirmed in the São Jorge Report that BGC sampling procedures were in accordance with mining industry best practices. All procedures were summarized in the São Jorge Report as demonstrated by BGC's geosciences team.

Coarse Reject Duplicate Sampling

When an original sample is made into a smaller sub-sample, it is crushed and split then pulverised and split again. The final sub-sample is never exactly the same grade as the original. The coarse duplicates measure this error.

●

A coarse reject sample (returned from the lab) is split into two equal halves (CDA and CDB) ideally using a clean riffle-splitter. If a riffle-splitter is not available a good cone-and quarter split is acceptable. The duplicates (CDA and CDB) are inserted at every 44th and 46th number in the sampling sequence.

●	The technicians usually made sure that they have enough coarse reject samples which should grade between 0.3 and 1.0 g/t Au.

●	¼ core samples are not duplicates and they are not used as duplicates because it is expected to indicate the short range variability of the mineralisation (in the case of gold, it is normally high).

Blank Samples

Contamination can occur in a lab especially with gold as it sticks to the equipment. A blank sample tests if contamination has occurred due to inadequate clean out of equipment between samples; it should return an Au value of less than twice the detection limit.

●	BGC blank material consists of coarse crushed aggregate from the "Geraldo Mineiro" Granite quarry which contains less than 0.005 ppm Au.

●	Insert 2 blanks within/after mineralization per 100 samples and a blank as the first sample of each batch.

Standard Samples

Standards are the best way to measure the instrument or analytical error and are inserted by the mining company.

BGC used low, medium and high grade standards. The standard samples are pre-packaged as 50 gram sachets purchased from Rocklab.

Sample Dispatch and Sample Logs

BGC sent the samples as each batch was ready. The team confirmed that they followed the procedures as described below:

●	Do not submit a batch with less than 80 samples and a batch should never mix projects.

●

The senior technician must prepare the sample submission sheet and the laboratory requisition form, and email them to the laboratory before the samples arrive at the lab. The document for the lab should only be a list of the sample numbers, security tags and volume numbers (there must be nothing to indicate which samples are QA/QC samples).

●	The complete sample sheet (showing QA/QC samples) should be emailed to the Senior Geologist and the Database Manager as soon as the samples have been dispatched.

●	The senior technician must keep an organised digital and paper directory of all the sampling information.

Talon and BGC Data Quality Summary

The standards data has shown a high accuracy as returned by the SGS Geosol laboratory although it is noted that SGS supplied the standards to Talon.

The standards data returned by Acme shows relatively good accuracy and is suitable for resource estimation.

The field duplicate data determined by the analysis of the ¼ NQ core returned relatively poor precision, suggesting a significant nugget effect although not changing the actual mean of the samples. It also suggests that the sample size is too small. This ¼ sized core is considered by Coffey to not be a suitable practice in that it does not represent the ½ NQ core normally analyzed and has the potential to introduce a sample size bias.

Mineral Processing and Metallurgy Testing

In 2006, SGS Lakefield Limited ("SGS Lakefield") was commissioned to undertake metallurgical tests. Test work was performed on three carefully composed drill core samples from the São Jorge Project, of high, medium and low grade samples. The gold head grades of samples SJ MET-01, SJ MET-02 and SJ MET-03 were 6.5g/t, 1.8g/t and 0.6g/t Au respectively.

SGS Lakefield performed a comprehensive mineralogical and analytical approach of sample SJ MET-01, including fire assay, heavy liquid separation, super-panning, ore microscopy, and electron microprobe. Results showed that the gold was present mainly in its native form with the native gold content ranging from 74.6% to 95.5% of the total gold occurrence. In terms of liberation, gold occurred as liberated particles, particles associated with pyrite and particles associated with non-sulfides. The grain size ranged from 1“m to 212“m, with the majority of grains below 50“m.

The gold balance shows that liberated gold accounted for approximately 17% of the head grade, with the majority of gold grains being less than 50“m in size. Approximately 62% and 13% of the gold was associated with pyrite and pyrite/non-sulfide binaries, respectively. Test work showed this gold can be recovered by flotation, followed by cyanidation. Gold attached to pyrite can be recovered by direct cyanidation. To extract gold locked in pyrite, however, finer grinding will be required.

The Bond ball mill work index of a composite of the three samples was determined to be 16.8kWh/t (metric) in a test using a 150 mesh closing screen.

The recovery of gold by gravity separation ranged from 33% to 43%. Gold extraction by carbon-in-leach from the gravity separation tailing ranged from 97% from the highest grade sample to 86% from the lowest grade sample, resulting in overall gold recoveries by gravity separation and carbon-in-leach ranging from 98% (SJ MET-01) to 91% (SJ MET-03). The cyanide consumption was low at 0.1 to 0.3 kilograms/t NaCN. Test results of the recovery of gold from the gravity separation tailing by flotation ranged from 94% to 98%.

Overall gold recoveries by gravity separation and flotation were 96% to 99%. Further upgrading and/or subsequent treatment would be required after flotation which could lead to some additional loss of gold.

The São Jorge samples responded well to the conventional gold recovery processes tested.

In summary, the mineralized samples responded very well to gravity separation, carbon-in-leach and flotation. Although flotation gave the highest overall gold recovery, further upgrading and/or treatment of the flotation concentrate would be required with the added risk of some, undefined, gold loss associated with the downstream processes.

Metallurgical Testing 2012

A second phase of testwork was carried out by Testwork Desenvolvimento de Processo Ltda. who published a report titled "Gravimetric Concentration and Leaching Laboratory Test Report – dated February 23, 2012, Doc No:003-2012 Brazilian Gold Rev. 0" in order to determine the most economical processing route for the ore based on using carbon-in-leach as the metal extraction method. The report was translated to English from Portuguese.

Several basic metallurgical tests were carried out on the master composite sample. The test work focused on estimating reagent consumption rates, metal recovery, grind size and leaching kinetics. Test work included:

●	granulometric test work;

●	grindability testing;

●	gravity concentration test work;

●	pre-lime addition;

●	kinetic curves for leaching without gravity concentration;

●	kinetic curves for leaching with gravity concentration;

●	optimization of cyanide dosage;

●	bottle roll tests; and

●	two column tests.

A number of specific conclusions have been drawn from the results of tests conducted in 2006, 2012 and 2013, as segmented and summarized below.

Column Tests

●

Further column test work on the oxide material should be performed in order to test the technical and economic viability of heap leaching. It is recommended that further leach tests be carried out using coarser feed material (i.e. P80 50 millimetres, P80 2 millimetres and P80 13 millimetres) in order to establish optimum crush size.

●	Heap leach recoveries for both the oxide and sulfide material were 78.9% and 53.0%, respectively.

●

Cyanide consumption for the oxide was determined to be approximately 1.1 g/t while for the sulfide it was 1.2 g/t. Column leach tests do not accurately predict reagent consumption for full scale heap leach operations. Typical cyanide consumption for a heap leach operation would be 25% to 40% of the consumption predicted from column leach tests. Lime consumption predicted from column tests would also be higher than full scale operation.

●	Due to the nature of the oxide ore which contributed to poor permeability during the initial column tests, further column tests incorporating cement in the agglomeration mix need to be explored.

●	Column tests should be performed over a 60 day period in order to obtain leach cycle times, establish maximum recovery rates and generate leaching kinetic curves for coarser crushed material.

●	Bottle roll test work on material ground to P80 1.7 millimetres (10 mesh), P80 250 micron, P80 106 micron and P80 75 micron should be performed in order to establish ultimate recovery of the ore.

●	Moisture content of the heap leach ore should be determined before and after leaching in order to establish the amount of make- up water required.

●	Further column tests should be carried out using site water as opposed to tap water in order to determine the effects of site water on leach kinetics.

●	Percolation rates were measured to be 10 L/m2/h.

Gravity and Leach Testwork Sulfide & Oxide Ore Phase 2

●

The data reviewed suggests that collection of gold through gravity concentration is viable based on recovery, but not feasible based on the low concentrate grades reported. It would have been beneficial to have performed gravity upgrading and/or leach tests on the first pass gravity concentrate in order to establish cyanide consumption rates and overall recoveries.

●	Gravity concentrate recoveries should be revised and stated with the grade of the concentrate produced.

●	The selection of the metallurgical sample needs to be verified in order to determine if the samples represent the deposit as it is currently defined.

●

The recoveries by granulometric fraction were between 74% and 87% for the finer fractions and 90.6% for the coarser, 150 µm, fraction. As the process of sieving classifies material exclusively with respect to size, this may indicate that part of the gold (coarse and liberated) has been retained in the mesh.

●

For metallurgical samples SJ-AL1-T1 which represents the sulfides and SJ-AL2-T2 which represents the oxides, gold recovery for the finer ground samples P80 75 microns ranged from 91.1% to 95.8% for the sulfides and between 86.1% to 91.2% for the oxides.

●

For metallurgical samples SJ-AL1-T1 which represents the sulfide ore, gold recovery was increased from an average of 92.4% to 93.7% using a finer grind that is a P80 75 microns as compared to a P80 106 microns.

●

For metallurgical samples SJ-AL2-T2, which represents the oxide ore, the finer grind size did not affect recovery as both a grind size of P80 75 microns and of P80 106 microns resulted in the same recovery rates.

●	For metallurgical sample SJ-AL2-T2 low gold recoveries averaging 88% may be attributed to organic fouling.

●

The GRG tests show how the gold is gradually liberated during the crushing process, and the results indicated that it was possible to attain a maximum gold recovery of 66% when the ore is crushed in stages to a P80 equaling 74 µm. It should be noted that the material was initially ground to a P80 of 212 microns and then subjected to gravity concentration. From the test results it was shown that an overall recovery of 36.5% with a gold grade of 38.91 g/t Au was achieved when the entire sample was ground to a P80 of 212 microns. The gravity tailings were further ground to a particle size of P80 106 microns which then recovered an additional 17.2% of the gold in relation to the feed grade. The tailings from the second stage of concentrating were then ground to a particle size of P80 75 microns and returned a further gold recovery of 12.4%. The cumulative recoveries total 66% recovery. As a result of the three stages of grinding, the final gravity recovery that was achieved could be overstated.

●

The tailings from the gravity concentration were subjected to leaching with and without carbon present. It was observed that carbon reported to the solid residue which increased the reported tailings grade and reduced the gold recovery (24 hour test).

●	Gravity gold recovery reached 49.5% and 40.7% when the ore was crushed at P80 levels of 106 µm and 75 µm, respectively.

●

For met sample MET-01, a grind size of P80 = 75 microns resulted in an overall recovery of 92.1% and was achieved without the use of gravity separation. With gravity separation gold recovery can be slightly increased to 93%. At the coarser grind size of P80 = 106 microns overall recovery was slightly lower at 91.0% with the aid of gravity separation. Overall recovery is a combination of gravity recovery and leaching. Further test work is recommended to validate the benefit of gravity separation.

●	As the testwork was performed on a lower grade material, it is expected that as the head grade is increased, so too will the recovery of gold.

At an anticipated head grade of approximately 1.57 g/t Au, the overall recovery is expected to be in the range of 94.0% or slightly higher, if the process incorporates a carbon-in-leach circuit with a feed size of P80 = 75 microns or finer.

●	The results from sample MET-01 indicates no great consumers of cyanide, such as thiocyanate, ferrocyanide or copper cyanide, exist in large concentrations in the solution.

●	The ore is categorized as medium to hard with a ball mill work index ranging from 13.7 to 15.7 kWh/t.

●	Results indicate that, at a fine grind of P80 75 microns, and a slightly higher grade of ore (1.18 g/t gold) a recovery of 93.7% is achievable.

●	Leach kinetics curves indicate that maximum gold recovery can be achieved after 22 hours of leaching for the sulfide ore. Leach kinetic curves were not generated for the oxide ore.

Mineral Resource and Mineral Reserve Estimates

Coffey estimated the Mineral Resource for the São Jorge Project as at September 17, 2012 and amended on December 7, 2012. All grade estimation was completed using Multiple Indicator Kriging for gold. This estimation approach was considered appropriate based on a review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralization, and the style of mineralization. The estimation was constrained by a wireframe that separated altered mineralized rock from unaltered rock.

Resource estimates for the São Jorge Project were generated by Coffey on the basis of analytical and technical results available up to November 22, 2013.

Indicated and Inferred Mineral Resources were reported at a cut-off grade of 0.3g/t Au, which was considered an appropriate cut-off based on the three-year trailing average gold price.

The São Jorge resource estimate is based on the following parameters:

●

Wireframes were constructed based on alteration assemblages as defined on 27 drill sections by BGC, which were grouped to form one mineralized solid for resource estimation purposes. As the mineralization is very diffuse, internal waste intervals were accepted within the mineralized domain. The mineralized solid included an oxide and sulphide domain.

●	A block model was constructed that covered the mineralized domain and additional material outside the mineralized domain to allow later pit optimization studies.

●	A block size of 5mE x 5mN x 5mRL was used for all materials without sub-blocking. Attributes coded into the block models included mineralization, grade and weathering.

●	Drillhole data was composited at one metre intervals based on the sample lengths most prevalent in the drill database.

●

Multiple indicator kriging was used to interpolate composite grades into the block model based on modelled variography. A three-pass estimation strategy was applied to the mineralized oxide and sulphide domains, applying progressively expanded and less restrictive sample searches to successive estimation passes, and only considering blocks not previously assigned an estimate.

A summary of the estimated resources for the São Jorge Project is provided in the tables below. The resource was classified to the -200mRL, as an estimated limit for a reasonable open pit economic operation. Material below -200mRL was considered too far from data and shows atypical grade distribution as a result and remains unclassified.

Table B-4 São Jorge Project Grade Tonnage Total Report Multiple Indicator Kriging Estimate - September 17, 2012 5E x 5mN x 5mRL Selective Mining Unit
	Lower Cut-off Grade (g/t Au)	Million Tonnes	Average Grade (g/t Au)	Contained Gold (Koz)
Indicated Mineral Resource	0.3	14.42	1.54	715
	0.4	12.15	1.77	690
	0.5	10.49	1.97	666
Inferred Mineral Resource	0.3	28.19	1.14	1035
	0.4	22.43	1.35	971
	0.5	18.78	1.52	918

Table B-5 São Jorge Project Grade Tonnage Report – Oxide Multiple Indicator Kriging Estimate - September 17, 2012 5E x 5mN x 5mRL Selective Mining Unit
	Lower Cut-off Grade (g/t Au)	Million Tonnes	Average Grade (g/t Au)	Contained Gold (Koz)
Indicated Mineral Resource	0.3	1.78	1.42	81
	0.4	1.49	1.63	78
	0.5	1.25	1.86	75
Inferred Mineral Resource	0.3	1.97	1.10	70
	0.4	1.57	1.30	65
	0.5	1.30	1.47	62

Table B-6 São Jorge Project Grade Tonnage Report – Sulfide Multiple Indicator Kriging Estimate - September 17, 2012 5E x 5mN x 5mRL Selective Mining Unit
	Lower Cut-off Grade (g/t Au)	Million Tonnes	Average Grade (g/t Au)	Contained Gold (Koz)
Indicated Mineral Resource	0.3	12.64	1.56	634
	0.4	10.67	1.78	612
	0.5	9.24	1.99	591
Inferred Mineral Resource	0.3	26.23	1.15	965
	0.4	20.86	1.35	905
	0.5	17.48	1.52	856

Titiribi Project

The Titiribi Project is a gold-copper exploration project located 70 kilometres southwest of Medellin, Colombia. On September 1, 2016, the Company completed the acquisition of the Titiribi Project from Trilogy Metals, formerly NovaCopper Inc. Trilogy Metals had purchased the Titiribi Project from Sunward Resources Limited ("Sunward"). The Company is the holder of 100% of the project, free of non-governmental royalties.

The Titiribi Project consists of several near surface bulk tonnage gold-copper porphyry and associated epithermal gold systems. A total of nine mineralized areas have been identified to date, including the Cerro Vetas, Chisperos and NW Breccia deposits. Other peripheral targets include: Junta, Porvenir, Candela, Maria Jo, Rosa, and Margarita. A total of 270 diamond drill holes, totaling 144,779 metres, have been drilled at the Titiribi Project.

In July 2015, Sunward was notified that an individual had filed a lawsuit in the Fifth Court of Orality of Circuit of Medellin, Colombia to advance a verbal process. Previously, on April 28, 2014, Sunward received notice that such individual filed an arbitral action against Sunward pursuant to the arbitration clause contained in an easement agreement under which Sunward had acquired certain land access rights at the Titiribi Project. The individual alleges that a local water source had been affected as a result of Sunward's drilling activities at the Titiribi Project and is seeking, amongst other things, damages totalling 2,623,203,975 Colombian Pesos (approximately US$893,000). Previously, during 2013, Corantioquia, the environmental agency for the Colombian State of Antioquia, investigated allegations that a local water source had been affected as a result of Sunward's drilling activities at the Titiribi Project and on December 12, 2013, Corantioquia issued resolution No.13128232 dismissing the allegations as the environmental agency's internal studies showed that the water table levels were within acceptable, documented norms. The allegations made in the private action are the same ones investigated during 2013 and dismissed by Corantioquia. The Company has engaged legal counsel in Colombia to vigorously and expeditiously defend the Company's position. In November 2017, in second instance, the Administrative Tribunal of Antioquia dismissed all the allegations, as no damages were found to have occurred, and filed the case. The plaintiff has appealed and the case will now proceed to be heard in the Supreme Court. The Company believes that this action is without merit, but it is too early to predict the outcome of the verbal process or the ultimate impact.

In late 2017, the municipal council of Titiribi voted in favour of a prohibition on mining in the municipality, which resolution was subsequently declared invalid by the Administrative Tribunal of Antioquia. Subsequently, the municipality called for a municipal referendum to determine whether to amend its applicable zoning to prohibit metallic mining activities in the municipality. In February 2018, the Administrative tribunal of Antioquia issued a decision in which it determined that the referendum may proceed. Such referendum was originally scheduled to be held in April 2018. However, it has since been suspended until further notice. Along with others in the industry, Sunward commenced a challenge of this decision and the proposed referendum with the applicable State council. In October 2018, Sunward received noticed that the State council had issued a decision, which among other things, declared the February 2018 decision of the Administrative Tribunal of Antioquia null and void and ordered it to consider Sunward's arguments and issue a new ruling on the matter within 15 days. In November of 2018, the Administrative Tribunal of Antioquia decided to maintain its ruling approving the referendum and can now proceed to schedule a referendum. The Constitutional Court declared the act of municipalities prohibiting mining through popular consultations as unconstitutional. This decision obliges other courts and authorities including the Municipality of Titiribi to uphold this declaration. While the Company intends to continue to take appropriate actions to protect its legal rights, there can be no assurance as to the outcomes of any referendum or r related legal proceedings.

The Company intends to maintain the Titiribi Project in good standing. The Company does not currently plan to complete any exploration programs at the Titiribi Project in 2019.

The following information is condensed and extracted from the technical report titled "Technical Report on the Titiribi Project Department of Antioquia, Colombia", prepared by Joseph A. Kantor, MMSA, and Robert E. Cameron, Ph.D., MMSA, of Behre Dolbear & Company (USA), Inc. ("Behre Dolbear"), dated October 28, 2016, prepared under NI 43-101 guidelines (the "Titiribi Report"). Each of Joseph A. Kantor and Robert E. Cameron is a Qualified Person and are each independent of the Company.

Project Description, Location and Access

The Titiribi Mining District is located at approximately latitude 5°56′15″N and longitude 76°01′W and is about 70 kilometres southwest of Medellin, Colombia. The Titiribi Project lies within a rectangle defined by 1293400N to 1293900N and 930000E to 930500E (Magna Sirgas) and between elevations of 1,200 metres to 2,200 metres.

Titiribi Township, with a population of approximately 15,000 people, is located approximately 70 kilometres southwest of Medellin (3.2 million people), in the Department of Antioquia (Province), on the northwestern margin of Colombia's Central Cordillera and is near the Cauca River. Access is by paved road from Medellin to the historic mining town of Titiribi. The Titiribi Project area is only a few kilometres from Titiribi and access is by gravel and dirt roads. Site access is generally by four-wheel drive, ATV, mule, and horse because of the steep terrain. Access to the area is available year round, but some parts of the Titiribi Project area can become inaccessible during wetter months.

Sunward Resources Sucursal Colombia ("Sunward Columbia"), a wholly-owned subsidiary of the Company, held 5 concessions and 4 exploration licences that totaled about 3,919 hectares or about 9,684 acres that have been consolidated by Resolution 0117702, signed December 2, 2010, into one Mineral Title (Concession Contract L5085) with an exploration term of 3 additional years, and is valid for 30 years (starting 2007), and renewable for 20 more years. The Company holds Concession Contract #L5085 expiring April 18, 2043 and is in the process of acquiring 3 Concession Contracts (QF1-08011, OHM-08011, and QHR-08001) covering gaps in the original 9 concessions and licences.

Aside from standard government royalties on mineral production, there are no agreements or encumbrances on the Titiribi Project. Under Article 227 of the Colombian Mining Code (Law 685), production of non-renewable natural resources generates a royalty payment that may consist of a percentage (fixed or progressive) of the exploited gross product, sub-products, and by-products, payable in cash or in kind. Presently, precious metals (gold and silver) incur a gross royalty of 4% to the Colombian government. However, the payment is based on 80% of the PM fix on the London Bullion Market for an effective rate of 3.2%. The royalty on copper is 5%.

The current environmental liabilities consist of the need to rehabilitate areas of cleared vegetation created during the construction of access roads, trails, and drill pads. All programs are covered by environmental management plans, which are monitored by the Ministry of Environment which carries out regular site inspections. The Company's management has plans for re-vegetation of affected areas, water monitoring, and controls for slope failure and mass movements.

In Colombia, there is no need to have surface ownership to access the sub-soil mineral rights. Colombian mining law provides for mining rights and the expropriation of the surface, in case it is required, since mining is considered to be in the public's interest. The Company currently holds surface agreements for the on-site office and core storage. New land access agreements will need to be re-established.

To re-establish surface agreements, Colombian mining law allows for two choices: (i) either negotiate a new agreement and fees directly with owners; or (ii) request the local authority (the mayor's office), to legally set the agreement fee to be signed with the owners.

Surface agreements are needed when the nature of exploration work (drilling, drilling pads, access roads, trenches, etc.) do not allow the surface owner to have full utilization of the land. No native title claims exist over the project area.

History

Muriel Mining S.A. ("Muriel") initiated work in 1992, focusing upon the Otra Mina, Cateadores, Chisperos, Muriel, and Cerro Vetas areas of the Titiribi District. Numerous adits were re-opened, cleaned, advanced, and sampled. Muriel entered into two joint ventures; first with a junior company, Ace Resources Limited ("ACE") of Vancouver, British Columbia, and then with Gold Fields of South Africa Limited ("Gold Fields").

ACE started a large-scale soil sampling program of the project area on lines spaced 400 metres apart. The result of this effort, utilizing multi-element geochemistry, was the outlining of several anomalies. "Ground-truthing" via geologic mapping led to the interpretation that some anomalies were related to porphyry systems. ACE also conducted the first ground-based magnetic and Induced Polarization/Resistivity surveys across the original wide-spaced soil lines. Although ACE defaulted on its option, its efforts defined several initial targets.

Gold Fields continued the exploration efforts started by ACE and focused on the porphyry-style targets. In 1998, Gold Fields completed a detailed 80-metre spaced soil and geophysical survey resulting in better definition of the Cerro Vetas porphyry target. Outcrop is minimal and is generally confined to drainages, ridge tops, and road cuts. Soil sampling is useful but is less than optimal due to "soil creep". Trenching is banned in the area. Targets are thus defined by a combination of geophysics, soil sampling, and geologic mapping. In 1998, Gold Fields started a 2,500-metre diamond-drilling program centered in the Cerro Vetas target area. Drilling was designed to test the induced polarization chargeability anomalies associated with pyrite-gold mineralization interpreted to rim the postulated porphyry intrusive body. Drill hole DDT5 was the first hole to intersect weak porphyry-style mineralization.

Gold Fields subsequently drilled four additional holes on the northern margin of the porphyry intrusive and two other holes were drilled to the west testing a coincident soil anomaly and strong magnetic high. Based upon their drilling, they interpreted Cerro Vetas as a multi-phase, monzonitic porphyry intrusive with a pro-grade potassic core overprinted by retrograde argillic alteration.

Gold Fields then opted out of the joint venture. In 2006, Gold Plata Mining (formerly Muriel) entered into a joint venture with Debeira Goldfields ("DBGF"). This joint venture drilled an additional 16 drill holes; 13 into the Chisperos target and 3 holes into Cerro Vetas. In 2008, DBGF vended its right in the Titiribi Project to Windy Knob Resources ("WKR"). Exploration by WKR included the acquisition and review of LandSat imagery culminating in the delineation of over 30 targets in the concessions. They collaborated with AngloGold Ashanti Colombia S.A. ("AGA Colombia") to fly a geophysical survey over the project area and undertook soil sampling at the Candela prospect, diamond drilling at Cerro Vetas, and diamond drilling (3 holes) at Candela resulting in the discovery of gold mineralization. In 2009, WKR relinquished the Titiribi Project and Gold Plata Mining entered into an acquisition agreement on the project with Sunward.

Through February 2013, 270 diamond drill holes, totaling 144,778 metres, were drilled at the Titiribi Project with 184 diamond drill holes, totaling 106,250 metres at Cerro Vetas, NW Breccia, and Chisperos. At the peripheral targets at Junta, Porvenir, Candela, Maria Jo, Rosa, and Margarita, 86 holes, totaling 38,528 metres of core, have been drilled. The 16 holes drilled in 1998 by Gold Fields have not been used in the resource estimation nor have been counted toward the total of the 270 diamond drill holes.

Sunward did not undertake any additional drilling between February 2013 and its sale to Trilogy Metals in June 2015. Similarly, Trilogy Metals did not undertake any exploration drilling within the Titiribi Project since June 2015. The Company acquired the Titiribi Project on September 1, 2016.

Geological Setting, Mineralization and Deposit Types

The Titiribi Project is located on the northwest margin of the Central Cordillera of Colombia. The Central Cordillera consists of Palaeozoic-age rocks within a metamorphic belt, intruded by numerous Mesozoic batholiths and stocks. The area is bounded in the west by the major scale Romeral Fault.

The Titiribi Project region is overlain by Oligocene siliciclastic sedimentary sequences. In the late Miocene, the area was intruded by a series of mineralized and altered stocks, dikes, and sills. A series of dacitic-andesitic dikes, epiclastic tuffs and ashes are found at the top of this sequence.

The local geology is dominated by multiple Miocene intrusives of the Cerro Vetas porphyry system. The intrusive rocks are generally locally porphyritic diorite and monzonite. This porphyry complex intrudes basal meta-sediments, basement mafic volcanic, and schistose units, older Amaga granodiorite, intrusive and diatreme breccia, the lower member of the Amaga Formation, and the volcano-sedimentary rocks of the Combia Formation.

The local detailed geology, particularly the basement stratigraphy and structure, is very complex as there are few recognizable marker horizons; the units have been tectonically displaced by multiple large shear and fault zones, which themselves have been intruded by younger magmas.

Basement rocks in the project area consist of schists and volcanic units of the Arquia Complex, Cajamarca-Valdivia Group, and the Quebradagrande Formation. A number of different phases of breccia have been identified cutting basement rocks, and overlying sediments and volcanic units.

There are three principal intrusive rocks found in the project area: pre-mineral Amaga granodiorite stock, synmineral Cerro Vetas diorite porphyry and post-mineral andesite porphyry. The gold-copper mineralized Cerro Vetas diorite porphyry stock ranges in composition from diorite to quartz diorite to monzonite and contains biotite, hornblende, feldspars, and quartz. Locally, it is enriched in magnetite. It has intruded along the northwest-southeast trending Cauca-Romeral fault but the main intrusive bodies are aligned in a northeast-southwest direction paralleling several faults and tensional structures developed within the Cauca-Romeral fault zone.

The Titiribi Project contains several separate mineralized areas, and although all appear related to a large Miocene gold-copper porphyry system, each is spatially related to a separate intrusive center. The Titiribi Project contains one bulk tonnage gold-copper porphyry system consisting of the Cerro Vetas, NW Breccia, and Chisperos zones and several separate porphyry-style occurrences. The Cerro Vetas, NW Breccia, and Chisperos complex include multiple gold-copper-bearing intrusive centers surrounded by contact aureoles hosting gold-dominant mineralization. Cerro Vetas is a bulk-tonnage gold and copper deposit with most mineralization directly related to the Cerro Vetas diorite porphyry, related breccias, and its immediate contact aureole. Gold-dominant mineralization occurs in the NW Breccia, northwest of the main Cerro Vetas porphyry. At Chisperos, higher-temperature gold-copper mineralization is hosted in and adjacent to diorite dikes and as structurally and stratigraphically controlled, gold-dominant low-temperature epithermal vein mineralization, surrounded by thick intervals of lower-grade sediment-volcanic hosted mineralization.

The Cerro Vetas-NW Breccia-Chisperos system hosts NI 43-101 guideline-compliant resources. Most of the nearby exploration prospects have intersected copper and gold mineralization but the data is currently insufficient to estimate resources. The Maria Jo occurrence is adjacent to the Cerro Vetas and Chisperos zones and hosts zones of copper-dominant and gold-copper mineralization. Junta hosts near-surface supergene enriched mineralization in a stock-like porphyry intrusive and in structurally controlled breccia. Candela hosts thick zones of promising mineralized hornfels and diorite porphyry and Porvenir has encountered encouraging mineralization. Margarita and Rosa are still in early stages of exploration and the very limited drilling campaign has failed to encounter any significant mineralization.

Exploration

The Company has not conducted any exploration on the Titiribi Project since its acquisition.

Current and/or Planned Activities

There are no exploration programs currently planned for the Titiribi Project.

Drilling

Through February 2013, 270 diamond drill holes, totaling 144,778 metres have been drilled at the Titiribi Project, including 184 diamond drill holes, totaling 106,250 metres at Cerro Vetas, NW Breccia, and Chisperos. At the peripheral targets at Junta, Porvenir, Candela, Maria Jo, Rosa, and Margarita, 86 holes, totaling 38,528 metres of core, have been drilled. The 16 holes drilled in 1998 by Gold Fields were not used in the resource estimation but are counted in the total of 270 diamond drill holes. Since February 2013, no new drilling has been undertaken at the Titiribi Project. A summary of the diamond drilling conducted on the Titiribi Project is illustrated in Table C-1 below.

Table C-1 Summary of All Titiribi Project Drilling
Project	Years	Number of Drill Holes	Total Metres
Gold Fields (DDT1 – DDT 16)	1998	16	3,057.11
Cerro Vetas (CV001-CV003)	2007	3	1,547.35
Cerro Vetas (CV004-CV017)	2008	14	5,430.75
Cerro Vetas (Sunward) (CV017E-CV044)	2010 – July 2011	29	23,525.70
Cerro Vetas (Sunward) (CV045-CV073)	July 2011 – February 2012	29	22,428.10
Cerro Vetas (Sunward) (CV074-CV102)	February 2012 – February 2013	31	21,727.00
Chisperos (TR1-TR13)	2006 – 2007	13	3,110.80
Chisperos (Sunward) (CP001-CP013)	2010	14	5,694.66
Chisperos (Sunward) (VR001-VR008)	2010	8	4,945.84
Chisperos (Sunward) (CP014-CP027)	November 2011 – March 5, 2012	14	7,282.10
Chisperos (Sunward) (CP028-CP040)	March 5, 2012 – February 2013	13	7,480.25
Candela (CA001-CA003)	2008	3	750.00
Candela (Sunward) (CA004-CA014)	2011 – February 2012	11	6,431.75
Candela (Sunward) (CA028-CA040)	February 2012 – February 2013	7	1,620.50
Junta (Sunward) (JT001-JT011)	2012 – January 2012	11	6,551.65
Junta (Sunward) (JT-012-JT025)	January 2012 – February 2013	14	7,073.50
Porvenir (Sunward) (PR001-PR013)	2011 – January 2012	16	7,413.85
Porvenir (Sunward) (PR014-PR019)	January 2012 – February 2013	9	2,518.50
Rosa (Sunward) (RO001-RO002)	January 2012 – February 2013	2	552.10
Margarita (Sunward) (MG001-MG004)	January 2012 – February 2013	4	1,252.40
Maria Jo (Sunward) (MJ001-MJ009)	January 2012 – February 2013	9	4,364.20
Total		270	144,788.51

In 1998, Gold Fields started a 3,057 metre drilling program focussed on testing induced polarization chargeability targets interpreted to rim a postulated porphyry intrusive body. Drill hole DDT5 was the first hole to intersect weak porphyry-style mineralization. Gold Fields' last four holes were collared to test the northern margin of the porphyry intrusion and two other holes were drilled to test a coincident soil anomaly and magnetic high to the west. Based on their drilling, Gold Fields interpreted the Cerro Vetas prospect as a multi-phase, potassically altered monzonitic porphyry intrusion overprinted by argillic alteration. Gold Fields opted out of the joint venture after this program and Gold Plata Mining entered into a joint venture with DBGF in 2006.

The Gold Plata Mining-Debeira joint venture completed a 16 hole program with 13 holes testing the Chisperos target and 3 holes at Cerro Vetas. DBGF vended its rights in the joint venture to WKR in 2008. Their exploration program consisted of a review of Landsat imagery, airborne geophysics across the property, soil sampling at the Candella prospect and diamond drilling at Cerro Vetas and Candela. In 2009, WKR relinquished the project and Gold Plata Mining entered into an acquisition agreement with Sunward.

Sunward completed an aggressive exploration program from 2009 up until February 2013 during which period they completed 124,722 metres of diamond drilling in 237 holes. Of this amount, 106,250 metres (184 holes) were completed at Cerro Vetas, NW Breccia and Chisperos and the remaining metreage (38,528 metres in 86 holes) were completed at Junta, Porvenir, Candela, Maria Jo, Rosa and Margarita prospects. During this period, several independent resource estimates were commissioned by Sunward, which outlined a large, low-grade gold-copper resource at Cerro Vetas, NW Breccia and Chisperos. In addition, gold-copper mineralization was intersected at the other prospects, however insufficient drilling has been completed at this time to outline a Mineral Resource.

Since February 2013, no additional drilling has taken place on the Titiribi Project.

Sampling and Analysis and Data Verification

All samples used for resource estimations for the Titiribi Project were from diamond drill core and all cores were assayed. Samples are generally 1.5 metres to 2 metres in length. The maximum sample length is 2 metres. Samples may deviate from the 2 metre standard, if there is a change in lithology. Sunward placed a small sticker for the start and finish of each interval to be sawn. One half of the core was sent off for assay and the other half of the core was retained for future reference. On average, the assay split weighed between 3 kilograms and 7 kilograms. Samples were placed in bags printed with the sample numbers and a ticket with the sample number was placed inside the bag. The sample was weighed, recorded, and placed in a transport bag. The samples were secured until delivered to the sample preparation facility in Medellin.

For all labs, the Sunward procedure called for crushing the 1/2 core sawn sample to 80% minus 10 mesh. Through a riffle splitter, a 50-50 split is obtained with one-half returned to Sunward as a coarse reject. About 250 grams are split out and pulverized to 80% to 85% minus 150 mesh. Typically a one-assay tonne sample is used for the assay samples and the remainder of the pulp is returned to Sunward. For some laboratories, an 800-gram sample is pulped, allowing for metallic screen assays to be performed.

QA/QC measures used included utilizing blanks, standards re-run assays and duplicate core splits. Field blanks were comprised of cuts of barren granodiorite from a dimension stone cutting company based in Medellin. International certified standards were purchased from several reference material companies. Twenty-eight different certified gold standards and eleven certified copper standards were utilized by Sunward during their exploration drilling campaigns. Blanks and certified standards were inserted into the sample stream on a regular basis. During the 2012-2013 drilling campaign, a blank and a standard were inserted into the sample stream every 18th core sample. Results for the blank and standard samples were checked for deviation from expected values. Additionally, a duplicate split consisting of a quarter core was also collected on a less regular basis.

All samples were under the control of Sunward's technical personnel from the time holes are cored until samples are received in Medellin for sample preparation. Sample preparation for the assaying campaign is undertaken in Medellin. A number of laboratories have been used for analysis, which were independent of Sunward and the Company.

Security at the field office and sample storage facility is maintained via a guard and security checkpoint around the clock. All samples are under the control of the Company's technical personnel from the time holes are cored until samples are received in Medellin for sample preparation by the assay laboratories. Sample preparation for the assaying campaign is undertaken in Medellin.

Mineral Processing and Metallurgical Testing

Metallurgical test work was completed from 2011 through early 2012. No new metallurgical testing has been undertaken since 2012. The following statement is taken directly from the Titiribi Report, and is a summary of the 2011 and 2012 metallurgical test results.

"In 2011, Sunward engaged Tetra Tech Inc. to carry out preliminary metallurgical investigations on mineralized samples from the Titiribi Project. They contracted Resource Development Inc. of Golden, Colorado and for the Phase II programme, four samples of 75 kg were investigated. The principal results were:

1) For all four samples tested, a significant proportion of the gold could be upgraded by gravity.

2) The samples were all non-refractory and cyanidation of the head samples, or the gravity or flotation concentrates, successfully recovered gold.

3) Flotation of the Cerro Vetas sample produced a saleable copper concentrate with high gold and copper recoveries."

In 2012, TJ Metallurgical Services was asked by Sunward to develop a suitable test work program that would identify an optimized process flow sheet and determine the key metallurgical design parameters. The UK laboratory of Wardell Armstrong International ("WAI") was selected and 3 samples weighing 270 kg to 300 kg from Cerro Vetas, NW Breccia, and Chisperos were sent to the Cornwall laboratory. The work carried out covered:

●	Extensive Head Sample Investigations. XRD, ICP, Abrasion Indices and Bond Work Index determinations.

●

Knelson Gravity Test Work. Three 50 kg samples were dispatched to FLSmidth-Knelson for Gravity Recoverable Gold (GRG) testwork and a determination of the gold that could be recovered to a final product.

●

Gold Deportment Investigations on Gravity and Flotation Concentrates. This included Diagnostic Leach testwork, Qemscan, and SEM investigations to determine the gold association and to plan the subsequent metallurgical test work.

●	Flotation Testwork. Reagent and flotation optimisation for all three samples tested. Cleaner test work with optimised flotation reagent regime.

●	Locked Cycle Flotation Testwork. Nine tests were carried out in total with six being carried out on Cerro Vetas to maximise the Au and Cu recovery to a copper flotation concentrate.

●	Cyanidation Testwork. Pyrite flotation concentrates were produced from all three samples and the Au recovered by cyanidation.

●	Detailed Cyanidation Testwork. A large bulk pyrite concentrate was produced from NW Breccia and a six-test cyanidation testwork programme was carried out.

●

Environmental Testwork. TCLP leach tests, ABA investigations and NAP/NAG tests were carried out on the flotation tailings. An Inco-type cyanide detox test was also carried on the NW Breccia cyanide leach tailings.

The metallurgical work was reported by WAI in the report 'Stage III Metallurgical Testing on Samples of Gold and Copper Mineralization' ZT64-0386, May 2013. The principal results obtained were:

●

Gold Deportment. For all samples, around 10%-12% was recoverable to a gravity concentrate. The gold was not liberated and was generally locked with sulphides but was amenable to cyanidation. For Cerro Vetas, 57% was recoverable to a copper concentrate and 13% to a pyrite concentrate. For NW Breccia and Chisperos the majority was associated with pyrite and was also amenable to cyanidation.

●

Knelson GRG Tests. Samples of Cerro Vetas and NW Breccia were sent for testwork at FLS-Knelson. FLS reported that for Cerro Vetas and NW Breccia there was a significant GRG (Gravity Recoverable Gold) element in both samples of 39.8% and 64.8% respectively. More importantly they stated that the introduction of a Knelson circuit and a cyanidation circuit would lead to an additional Au recovery of 1.2%-1.8% and 4.0%-5.6% for Cerro Vetas and NW Breccia, respectively. Chisperos was not tested.

●

Locked Cycle Flotation Testwork. These tests replicate plant practice by recirculating intermediate streams and give the best indication of the grades and recoveries that can be achieved in an operating flotation plant. Using the optimized collector MX-5125 with other collectors in combination, the following results were obtained for Cerro Vetas.

Table C-2 Cerro Vetas Locked Cycle Flotation Tests
Test No.	Cu Con Grades		Cu Con Rec (%)			Pyrite Con
	Cu	Au	Wt%	Cu	Au	Wt%	Au gpt	Au Rec
LCT1	15.7	30.3	1.25	86.9	69.5	0.35	5.5	3.5
LCT2	24.4	50.0	0.76	86.7	76.5	0.70	3.0	4.2
LCT3	18.8	34.4	1.24	90.3	76.7	0.80	5.1	7.3
LCT4	21.7	41.8	1.02	90.1	78.4	0.63	5.5	6.4
LCT1 (blend)	19.5	39.1	0.95	88.6	69.1	0.96	3.8	6.9
LCT2 (blend)	16.7	30.3	1.17	90.2	65.2	1.03	3.9	7.4

LCT3 reported the best results and LCT4 was a repeat with the same conditions. Very similar results were reported. The LC tests indicate that a saleable copper concentrate can be produced with a copper recovery of 90% and a gold recovery of 77%. The flotation of a pyrite concentrate recovers a further 6% gold.

The two Locked Cycle blend tests are on a feed composite of Cerro Vetas and NW Breccia in a blend of 9:1.

Two Locked Cycle tests were carried out on a sample of NW Breccia and one Locked Cycle test on Chisperos.

Table C-3 NW Breccia and Chisperos Locked Cycle Flotation Tests
Test No.	Pyrite Con Grades		Pyrite Con Recoveries
	%S	Au gpt	Wt%	%S	%Au
NW Breccia:
LC1	44.5	12.4	3.7	59.9	85.3
LC2	39.8	6.1	6.4	93.2	90.1
Bulk Float	39.1	11.2	6.4	94.5	95.7
Chisperos:
LCT1	50.3	12.3	5.0	92.6	92.9

The NW Breccia 'Bulk Float' test was a test on a 20 kg feed sample to generate a 1.25 kg pyrite flotation concentrate for a cyanidation testwork program. The results indicate that over 90% of the gold can be recovered to a pyrite flotation concentrate for both NW Breccia and Chisperos.

●

Pyrite Concentrate Cyanidation Testwork. The six-test optimization program showed that it was not necessary to regrind the pyrite flotation concentrate to achieve high gold recoveries and an average gold recovery of 91.7% with a cyanide consumption of 5.2 kg/t was achieved.

●	Environmental Testwork. The environmental characterization tests did not report any issues with regard to acid generation.

The WAI testwork identified the following process flow route to treat a Cerro Vetas ROM ore or a blend of Cerro Vetas with a minor proportion of NW Breccia:

●     Comminution circuit to produce a flotation feed with a P80 of 90 microns.

●     Knelson circuit within the comminution circuit to recover a gravity concentrate.

●     Copper flotation circuit to produce a copper concentrate as filtercake.

●     Pyrite flotation circuit.

●	Small cyanidation circuit to treat the Knelson gravity concentrate and the pyrite flotation concentrate and produce Au/Ag doré.

From a series of Locked Cycle flotation and detailed cyanidation tests, the WAI testwork program has identified the likely copper and gold recoveries that could be achieved from a standard two-circuit flotation plant with a small cyanidation circuit. It is the opinion of WAI and the consultants involved that sufficient metallurgical data has been produced in the Stage III metallurgical testwork program for an engineering design company to carry out a preliminary process design and costing.

Mineral Resource and Mineral Reserve Estimation

To determine the Mineral Resource at Titiribi, a geological block model, based on results compiled from all of the drilling completed as of April 15, 2013, was developed to cover the 3 primary drilling areas: Cerro Vetas, NW Breccia, and Chisperos. Topography used for the resource estimation was current as of June 2013 and specified in the UTM Magna-Sirgas Colombia West Zone. All drill hole collar locations have been surveyed and incorporated into the model.

The electronic database contains 95,970 assay intervals plus an additional 13,082 assays used for the QA/QC work (check assays, blanks, and standards). Each assay interval contains grades for gold and copper along with 39 other elements reported in the standard Acme multi-element package, such as Ag, Al, As, B, Bi, Ca, Cd, Co, Fe, and other elements.

Bulk density or specific gravity (SG) of the drill core was routinely measured. As of July 13, 2013, the database consisted of 7,265 measurements divided into 33 lithologic codes. Approximately 6,820 measurements were taken from drilling in the resource area and these were grouped into the primary lithology groups used for the geologic model. The SGs, from the modeling area divided into the major lithology groups, which were used in the model are shown in the table below.

Table C-4
Bulk Density Summary
Model Lithology	Average Density (g/cm3)	Number of Samples	Logged Lithology
Diorite	2.76	2.412	DIO DBX DIOF
Basement Rocks	2.84	1,257	MBA MSG SCH IRU MGW MR MSC
Breccia Basement	2.99	1,543	BXF, BXH, BXI, BXQ, BXX IRU MMY
Diatreme Breccia	2.86	290	BXD
IGD	2.77	193	PHA
Volcanic-Sedimentary	2.81	1,125	XTU, LTU, ANB, AND, ARN BXS CGL CLY MUD QFS QST STO CLS COL SAP SNS SRU GRW

A 3-D block model with a block size of 5 metres × 5 metres × 5 metres was defined. Drill hole assays were capped to eliminate the effects of high-grade outliers on the resource estimate. Based on examination of the raw assays and grade probability distributions, gold was capped at 25,000 ppb and copper was capped at 20,000 ppm. This resulted in 14 gold and 8 copper assays being capped. Gold assays were then composited at 5-metre intervals and block grade estimation for both gold and copper was conducted using a 3-pass ordinary kriging procedure based on parameters defined by experimental semi-variograms and constrained by wireframes for the various lithological units. The block model was validated by comparing the block grades with the drill hole composite grades on sections and plans. Visual inspection indicated the block grade estimates are generally similar to the nearby composite grades with some smoothing of block grades. The author of the Titiribi Report believes that the model grade distribution reasonably corresponds to the drilling data. Model blocks were classified into Measured, Indicated, and Inferred Mineral Resources based on a search distance and minimum number of composites and drill holes for any given block using definitions in the CIM Definition Standards.

The authors of the Titiribi Report were of the opinion that, based on a cut-off of 0.3 grams of gold per tonne, the mineral deposits covered by this review, hold approximately 51.6 Mt of Measured Mineral Resources averaging 0.49 grams of gold per tonne and 0.17% copper, and Indicated Mineral Resources of 234.2 Mt of which 132.4 Mt averages 0.48 grams of gold per tonne and 0.16% copper and 101.8 Mt averaging 0.54 grams of gold per tonne with only traces of copper. In addition, the Titiribi Project has approximately 207.9 Mt of Inferred Mineral Resources of which 70.8 Mt averages 0.43 grams of gold per tonne and 0.05% copper, and 137.1 Mt averaging 0.52 grams of gold per tonne with only minor traces of copper. No reserves conforming to CIM standards were estimated for the Titiribi Report, as the Company has not advanced evaluation work to a point of developing mine plans, production schedules, and economic analysis. Also, no resources have been estimated for the mineralization at Junta, Maria Jo, Candela, and Porvenir, as an estimation would be premature at these early stage exploration targets.

The resource estimates, which have an effective date of September 1, 2016, for the measured and indicated, and inferred resource categories at various gold cut-offs are shown in the tables below.

Table C-5 NI 43-101 measured and indicated resource estimates for the Cerro Vetas, Chisperos and NW Breccia deposits
Deposit	Classification	Au Cut-off	Tonnage	Grade			Contained Metal
				Au	Cu	AuEq	Au	Cu	AuEq[1]
		(g/t)	(Mt)	(g/t)%		(g/t)	Moz	Mlbs	Moz
Cerro Vetas	Measured	0.2	75.5	0.415	0.156	0.673	1.01	258.9	1.63
		0.3	51.6	0.492	0.172	0.776	0.82	195.1	1.29
		0.4	30.9	0.588	0.190	0.903	0.59	129.7	0.90
		0.5	17.4	0.698	0.209	1.044	0.39	80.3	0.59
	Indicated	0.2	231.8	0.38	0.133	0.601	2.84	678.3	4.48
		0.3	132.4	0.483	0.157	0.744	2.06	459.3	3.17
		0.4	73.3	0.593	0.176	0.885	1.40	284.3	2.09
		0.5	38.0	0.731	0.195	1.054	0.89	162.8	1.29
Chisperos	Indicated	0.2	140.3	0.350	-	0.350	1.58	-	1.58
		0.3	62.1	0.484	-	0.484	0.97	-	0.97
		0.4	32.2	0.616	-	0.616	0.64	-	0.64
		0.5	19.3	0.733	-	0.733	0.45	-	0.45
NW Breccia	Indicated	0.2	73.2	0.447	-	0.447	1.05	-	1.05
		0.3	39.7	0.618	-	0.618	0.79	-	0.79
		0.4	24.1	0.796	-	0.796	0.62	-	0.62
		0.5	15.2	1.001	-	1.001	0.49	-	0.49
Base Case – M+I		0.3	285.8	0.50	-	0.676	4.63	654.34	6.21

Table C-6 NI 43-101 inferred resource estimates for the Cerro Vetas, Chisperos and NW Breccia deposits
Deposit	Classification	Au Cut-off	Tonnage	Grade			Contained Metal
				Au	Cu	AuEq	Au	Cu	AuEq[1]
		(g/t)	(Mt)	(g/t)	(%)	(g/t)	(Moz)	(Mlb)	(Moz)
Cerro Vetas	Inferred	0.2	196.4	0.309	0.051	0.394	1.95	219.9	2.48
		0.3	70.8	0.429	0.050	0.511	0.98	77.9	1.16
		0.4	30.5	0.542	0.049	0.625	0.53	33.2	0.61
		0.5	14.3	0.657	0.049	0.738	0.30	15.4	0.34
Chisperos	Inferred	0.2	122.2	0.329	-	0.329	1.30	-	1.30
		0.3	51.1	0.452	-	0.452	0.74	-	0.74
		0.4	23.4	0.580	-	0.580	0.44	-	0.44
		0.5	11.0	0.737	-	0.737	0.26	-	0.26
NW Breccia	Inferred	0.2	150.0	0.423	-	0.423	2.04	-	2.04
		0.3	86.0	0.555	-	0.555	1.54	-	1.54
		0.4	48.0	0.722	-	0.722	1.12	-	1.12
		0.5	35.1	0.826	-	0.826	0.93	-	0.93
Base Case – Inferred		0.3	207.9	0.487	-	0.515	3.25	77.9	3.44

________________

Notes:

1.	Gold equivalence estimated using $1,300 per ounce gold at 83% recovery and $2.90 per pound copper at 90% recovery.
2.	A 0.3 g/t gold equivalent cut-off has been highlighted as the base case cut-off.
3.	Totals may not represent the sum of the parts due to rounding.
4.	The Mineral Resources have been prepared by Behre Dolbear in conformity with the CIM Definition Standards.

As at the date of the Titiribi Report, there were no known or identified metallurgical, environmental, permitting, legal, titles, taxation, socio-economic, marketing, political, or other relevant factors that may materially affect the Mineral Resource estimate.

Cachoeira Project

The Cachoeira Project in Pará State, Brazil, is located in the Gurupi Greenstone Belt, approximately 220 kilometres southeast of the Pará State capital of Belém and approximately 270 kilometres northwest of the port city of São Luis, Maranhão State. The Cachoeira Project comprises one contiguous block consisting of three mining and three exploration licences covering approximately 5,677 hectares.

On March 2, 2018, the Company completed the acquisition of 66.66% of the existing 4.0% net production royalty on the Company's Cachoeira Project. As a result of the transaction, the existing royalty on the Cachoeira Project was reduced to 1.33% with a minimum payment of US$100,000 per year in lieu of the royalty if production has not commenced by October 3, 2014. 698,161 GOLD Shares and US$133,320 in cash were paid in consideration. The GOLD Shares issued under the transaction were subject to certain resale restrictions pursuant to the terms of the Royalty Purchase Agreement.

In March 2018, the Company received a summons from the remaining royalty holder with respect to the annual payment in lieu of the royalty for the years 2014 to 2018. In response thereto, the Company has applied to the court to obtain a discharge from its obligation to make such annual payments on the basis that mining operations at the Cachoeira project have not begun due to the environmental agency having not issued, in a timely fashion, the necessary licenses for the operation of the mine. The court has accepted the Company's case and the judge presiding over the matter has requested witnesses for the Plaintiff to testify in court. A date for the case to be heardby the lower court has not been set, but is expected later in 2019. There can be no assurance any such litigation will be determined on terms favourable to the Company.

The following information is condensed and extracted from the technical information titled "Technical Report and Resource Estimate on the Cachoeira Property, Pará State, Brazil" dated effective April 17, 2013 and amended and restated October 2, 2013 (the "Cachoeira Report") prepared for the Company by Gregory Z. Mosher, P.Geo., at the time, of Tetra Tech Inc. ("Tetra Tech"). Gregory Z. Mosher is a Qualified Person and is independent of the Company.

Project Description, Location and Access

At the time of the Cachoeira Report, the Cachoeira Project consisted of a contiguous block of two mining licences and three exploration licences covering approximately 4,742 hectares located within the Municipality of Cachoeira do Piriá in the State of Pará, northern Brazil. The Cachoeira Project now consists of three mining and three exploration licences covering approximately 5,677 hectares. The Cachoeira Project is centered approximately at latitude 1° 45' S and longitude 46° 54' W, 220 kilometres directly southeast from Belém, the capital of Pará State.

The following table sets out the status of the mining and exploration licences currently comprising the Cachoeira Project:

Table D-1 Cachoeira Project - Licences
Process ANM nos.	Status	Area (ha)	Permit Publication Date	Licence Due Date
000.385/1944	Mining Concession No. PL 599	562.5	15-Jan-44	No Expiration Date
850.275/1982 & 850.276/1982	Mining Concession No. PL 1163	2,000.0	5-Feb-82	No Expiration Date
859.844/1996	Exploration Permit No. 8258	1,198.4	21-Feb-00	Concession
850.007/2008	Exploration Permit No.15,212	916.4	3-Oct-11	Applied for Permit Renewal

The Cachoeira Project is 100% owned by BRI Mineração Ltda., which is 100% owned by BRI International Corp. and BRI Brazil Corp., which are wholly-owned subsidiaries of the Company. On September 24, 2012, the Company acquired 100% of the ownership interests in such companies from Luna Gold Corp. ("Luna") under the terms of the share purchase agreement (the "Cachoeira Agreement") dated July 10, 2012, as amended and restated effective September 24, 2013, between the Company and Luna, pursuant to which the Company acquired all of the issued and outstanding shares of a subsidiary of Luna which held an indirect 100% interest in the Cachoeira Project.

Two types of levies are payable by mining companies in Brazil: (i) an annual tax per hectare ("TAH") for exploration licences, and (ii) the CFEM royalty of 1% for gold during mineral production from a mining licence. The TAH is payable annually to the ANM at a rate of R$2.23 per hectare during the original exploration term and at a rate of R$3.38 per hectare during an extension of the licence. The annual tax per hectare does not apply for mining concessions.

In addition to governmental royalties, the Cachoeira Project is subject to a 4.0% net profits royalty payable to prior owners. Up to one-half of such royalty interest may be reacquired until the first anniversary of commercial production at the Cachoeira Project by paying the holders US$1,000,000 for each 0.5% increment of the royalty interest. If production is not achieved at the Cachoeira Project by October 3, 2014, a US$300,000 per year (pro-rata) payment in lieu of the royalty will be payable to the royalty holders. The Company has not made such payment for 2014, 2015 and 2016 and is currently negotiating with the parties to defer the payment until all permits and licences have been received and production is achieved.

On March 2, 2018, the Company completed the acquisition of 66.66% of the existing 4.0% net production royalty on the Company's Cachoeira Project, in consideration for 698,161 GOLD Shares and US$133,320 in cash. As a result of the transaction, the existing royalty on the Cachoeira Project was reduced to 1.33%.

Under Brazilian law, mineral rights are separate from surface rights. BRI Mineração Ltda. currently holds no surface rights in the Cachoeira Project area but permission for access to conduct exploration within the Cachoeira Project area has been obtained from the holders of the surface rights. For mining licences, the holder must pay the owner of the surface rights the equivalent of 50% of the CFEM. The establishment of a valid agreement with the owner of the surface rights is a prerequisite for obtaining a mining lease.

An environmental licence and an operating licence are required for all mineral exploration activities within the state of Pará. In 2007, prior to the commencement of its exploration programs, Luna prepared a Relatório de Controle Ambiental ("RCA") (baseline environmental assessment study). The RCA report is required to obtain a Licenca de Operação (operating licence) covering exploration activities. BRI Mineração Ltda. obtained an operating licence on June 9, 2010. At the time of the Cachoeira Report, this licence was valid for a period of two years and had been extended as of January 2013 for an additional year.

The Company submitted an assessment plan for the mining concessions within the Cachoeira Project, including certain conceptual engineering studies, to the ANM in 2014. In 2015, the Company continued working with its consultants to obtain a Preliminary Environmental Licence from the Sectaria de Estado de Meio Ambiente/Pará ("SEMA"). GoldMining submitted the requisite Environmental Impact Assessment to SEMA in 2013 in connection with this licensing process. On December 19, 2014, a public hearing was held in connection with this licence application. This hearing was validated by SEMA for the purpose of continuation of the analysis of the licencing process and, in September 2015, the Company received comments from SEMA as a result of its review of the Company's application and related materials, requesting additional clarification and further information.

SEMA has reviewed the Company's previous responses submitted in September 2015, and has made further requests which will require additional work to be performed by the Company on the environmental studies. Discussions between SEMA and the Company are in progress to determine if some requested items are applicable to the Cachoeira Project's current stage of development and if they can be presented as conditions for the Installation License Phase.

The Company received additional requests from SEMA on August 15, 2018 to address several items. In November and December of 2018, the Company submitted to SEMA additional technical information on the project engineering, including the conceptual plan for the tailings dam, waste piles and other environmental parameters such as air pollutants and chemical ore, and waste characterizations studies to complement information in the previously submitted Environmental and Impact Assessment Study (EIA/RIMA).

Pursuant to the mining licences underlying the Cachoeira Project, the Company was required to commence mining operations at the property by April 2014. Prior to this date, the Company submitted an application to the ANM requesting an extension of two years. The ANM has informed the Company that the extension requested is not required until related environmental licenses have been granted, at which time the Company may apply for an extension of two years. While such extension has been granted by ANM in the past, there can be no assurance that such an extension will be granted on terms acceptable to the Company or at all. If an environmental license and the license extension described above are received, the Company intends to evaluate whether to conduct additional engineering or other studies with respect to further development of the Cachoeira Project, in which case, the Company will have an additional six months to implement an operational mining facility on the Cachoeira Project.

Mineral rights in Brazil are reserved to the federal government and are governed by the mining code that is administered by the ANM. Foreign companies can hold exploration and mining licences. Exploration licences have annual rental payments based on the number of hectares held under the licence and the exploration phase of the licence. Reporting obligations are attached to the licence as well. Exploration licences are granted for three years and can be extended for an additional three-year term subject to the approval of the ANM. An exploration licence allows the holder to explore for minerals within the licence area but does not permit commercial exploitation. Exploration licences are granted on a priority-of-application basis.

Although the mining concessions were granted during the 1980s, there have been numerous and consecutive requests for the suspension of mining activities within the areas of the mining concessions since the 1990s due to the need to update the plans for mining and the process of obtaining/renewing environmental licences and, more recently, in order to reassess the reserves and prepare new mine development plans.

A final report describing the exploration conducted within the licence must be submitted to the ANM prior to the end of the exploration term. The report can be positive, as in the case of the delineation of mineralization sufficient to support mining activities, or negative, if no discovery of significant mineralization has been made. On approval of a positive final report, the licence holder has a period of one year to apply for a mining licence. This application involves feasibility-level engineering studies accompanied by the granting of an environmental licence. Mining licences have annual reporting requirements.

Artisanal miners (garimpeiros) operating within the Cachoeira Project use both mercury and cyanide in their recovery of gold, both of which represent a potential environmental liability. The nature and extent of this potential liability has not been assessed, and, therefore, its significance and magnitude cannot be determined at present.

The Cachoeira Project is located on the coastal plain south of the estuary of the Amazon River in northeastern Brazil, approximately 250 kilometers by road southeast of Belém, the capital city of Pará State. With a population of two million, Belém is a port located on the southern branch of the Amazon River delta and has an international airport serviced by daily flights within Brazil and other parts of South America.

The Cachoeira Project is accessible from Belém along Federal Highway BR-316 which transects the south central portion of the Cachoeira Project. Driving time from Belém is approximately three hours. The southern portion of the Cachoeira Project is transected by the streets of Cachoeira village; access within the northern portion of the Cachoeira Project (north of Highway BR-316) consists of a network of secondary roads and trails.

History

The presence of gold in the area of the Cachoeira Project has been known since the 1600s, and documented gold mining operations have been carried out intermittently by various entities since the late 1800s. The most visible evidence of past and present mining activity in the area is that of garimpeiros who have had two major periods of activity; the first in the early 1900s and the second starting in the early 1980s and continuing to the present.

Brief chronological descriptions of the documented history of mineral exploration in the Cachoeira Project area are presented below. The majority of exploration activity took place within the southern portion of the current Cachoeira Project, on the Tucano (south) and Coruja (north) Zones. Descriptions of the exploration that was conducted to the north of Coruja, on and around the Arara zone, is described separately following the history of work conducted at Tucano and Coruja.

The first mining licence at Cachoeira was granted in 1941 to a private entity. In 1946, this licence was acquired by Mineração Brazil Canada S/A ("Brascan") who, during 1946 and 1947, conducted a program of trenching, pitting, and diamond drilling over a 16 kilometre strike length of the Cachoeira shear zone and surrounding ground to the north and south. Trenching and pitting were followed by diamond drilling at Tucano. Eighteen holes (3,100 aggregate metres) were completed. Several high-grade gold intervals were intersected. Brascan dropped its option in 1947. In 1975 Noranda Mineração Ltda. ("Noranda") acquired the property and, between then and 1978, carried out soil sampling, trenching, pitting and geological mapping. This work identified the Tucano and Coruja zones as being the most prospective. Noranda terminated its exploration program in 1978 and conducted no further work on the property. In 1983, Companhia Paraense de Minérios ("CPM") acquired a mining licence and conducted topographic surveying, soil sampling, and geological mapping.

In 1985, Companhia de Mineração e Participações ("CMP") acquired the rights to CPM's mining licence and carried out exploration programs until 1992. This work included diamond drilling, topographic surveying, geological mapping, trenching and underground development. CMP drilled seven wide spaced diamond drill holes (DDH) at Coruja (FCHD01 to FCHD07, aggregate length 1,026 metres). Geological mapping by CMP at Coruja and Tucano identified the strong structural control on gold mineralization. This knowledge was used to guide subsequent channel sampling, trenching and underground development, mapping, and sampling. CMP collected 744 samples from the surface trench and underground sampling programs. Preliminary metallurgical studies were carried out and density determinations were made as well.

Between 1988 and 1990, CMP drilled 63 core holes (FCHD08 to FCHD70; 5,609 aggregate metres). Nineteen holes (1,270 metres) were drilled at Coruja and 44 holes (4,339 metres) were drilled at Tucano. Between 1989 and 1990, CMP drilled 90 reverse circulation ("RC") drill holes (FCHP01 to FCHP89; 6,292 aggregate metres). Thirteen holes (960 metres) were drilled at Coruja and 77 holes (5,332 metres) were drilled at Tucano. CMP also drilled 188 auger drill holes (TR001 to TR193) to a maximum depth of 20 metres to test for near-surface oxide mineralization. Eight holes were drilled at Coruja and 180 holes at Tucano. CMP also drilled 28 banka holes to test the resource potential of garimpeiro tailings deposits at Coruja. Twenty-three trenches (T01 to T23) totalling 924 metres were excavated by CMP at Tucano.

In 1992, mining licence PL 599 was transferred to Mineração Capanema Ltda. ("MCL"), a CMP subsidiary company. MCL compiled previous exploration data and initiated the construction of a small gold process plant at Tucano designed to process both primary ore and tailings. Pilot scale test work was conducted in 1993, however, the main process plant was not completed and mining operations never started.

In 1998 Brazilian Goldfields Ltd. ("BGZ"), through their wholly-owned Brazilian subsidiary Brazilian Goldfields Participações S/C Ltda., acquired rights to the Cachoeira Project and subsequently established a grid over the Cachoeira Project and carried out geological mapping, geophysical surveying and soil and outcrop sampling. Geophysical surveying comprised time domain electromagnetic ("TDEM"), induced polarization and magnetic surveys over the Tucano and Coruja areas.

BGZ drilled 14 diamond drill holes at Tucano (TH01 to TH03 and CSD01 to CSD11; aggregate 2,380 metres). In December 1999, BGZ and Goldfields Ltd. ("Goldfields") formed a joint venture company, Cachoeira Mineração Ltda., with Goldfields as manager and operator. Fieldwork commenced in January 2000.

Goldfields conducted a detailed reinterpretation of the BGZ geophysical data as part of its project evaluation to characterize the geophysical responses of the known gold mineralization at Cachoeira and to define additional targets. The Goldfields exploration program was focused on defining additional mineralization at Tucano and drill testing new geophysical targets in the Cachoeira regional area outside the known mineralized trend. Goldfields conducted limited mapping and sampling programs at certain target areas on the Property and subsequently drilled 22 DDHs, nine RC holes, and 10 combined RC/DDHs (3,739 metres at Tucano, 381 metres at Coruja, and 1,366 metres in regional targets). These drill holes were intended to test high-grade veins and lower grade mineralization at Tucano and also certain geophysical anomalies which had been generated by BGZ surveys.

Goldfields submitted four 50 kilogram ore-grade samples from the Tucano zone metallurgical test work to Lakefield Research in Chile. The best drill results were obtained from the Tucano zone which, following a resource evaluation, failed to meet the Goldfields' size criteria. In August 2000, Goldfields concluded that the results obtained did not meet its mandate criteria and terminated the joint venture.

In 1982, Antonio Carlos de Novais Araújo ("Araújo"), a private entrepreneur, acquired the mining rights for the Arara area. Araújo conducted several exploration programs including topographic surveying, the establishment of a grid, banka drilling, pitting and soil sampling (518 samples). This work was designed, in part, to test for the presence of alluvial gold.

In 1987, Mineração CCO Ltda. ("CCO") acquired PL 1163 from Araújo with the objective of defining a near surface oxide gold mineralization. The CCO exploration program was completed between 1987 and 1989 and comprised topographic surveying, geological mapping, geochemical sampling, resistivity geophysical surveying, pitting, trenching and core drilling. Soil sampling identified several gold anomalies that had previously been located by garimpeiros. The resistivity survey did not produce any anomalies that were coincident with geochemical anomalies. Pits (223; 429 samples) were dug to assess garimpeiro workings. Following completion of the pitting, 21 trenches (3,864 linear metres) were dug to investigate geophysical and geochemical targets. CCO drilled 32 DDHs (FS01 to FS32; 2,595 aggregate metres).

CCO retained Companhia Vale do Rio Doce ("Vale") to conduct bench scale metallurgical tests on samples of saprolite mineralization from Arara. In late 2003, Vale entered into a joint venture with CCO to explore the Arara target. Vale collected 1,152 soil samples over the Arara zone and northern targets. Vale also conducted an extensive program of rock grab and channel sampling (1,775 samples) in garimpeiro workings and outcrops. Geologic mapping was also conducted at Arara and in garimpeiro workings. Vale conducted ground magnetic, radiometric and induced polarization surveys at Arara and northern extensions and drilled 20 DDHs (FD01 to FD20; 3,124 metres).

In 2007, Luna concluded an agreement to earn a 100% interest in the Cachoeira Project from a consortium of vendors including Companhia Nacional de Mineração ("CNM"), a subsidiary of Kinross Brazil, and two private Brazilian companies. In October 2007, Luna initiated a comprehensive exploration program consisting of a compilation of historic data, satellite imagery acquisition, surveying, soil sampling, channel sampling, reinterpretation of historic geophysical data, geological studies including mapping, core re-logging and petrography, and both auger and core drilling. As many as possible of the historic drill collars were located and re-surveyed. Digital terrain maps were created for the Tucano, Arara, and Coruja areas and extensions at a one metre contour interval.

Luna also conducted a survey of all surface land rights boundaries within the Cachoeira Project area and access routes. Underground surveys were conducted in all accessible galleries and shafts. Survey points were transported from surface geodesic markers.

In 2007 and 2008, Luna completed a regional soil sample survey covering the entire Cachoeira Project and comprised of 4,325 samples. The soil survey confirmed the main gold trend within the shear trend between Tucano and Arara and identified extensions to the mineralized trend north of Arara and in several new areas. In 2010, Luna carried out channel sampling at the three main zones totalling 2,698 linear metres. Luna also mapped all channel sample faces and non-sampled outcrops and underground workings.

Luna re-logged all available historic drill core from the three main target areas to standardize geologic descriptions and to produce a coherent geologic model for the deposits. Where historic core no longer existed, Luna adapted the historic core descriptions to the new geologic codes. Between May and August 2010, Luna conducted 5,798 metres of auger drilling at Tucano, Coruja, and Arara to determine the extent of near-surface oxide gold mineralization and provide infill drill data for resource estimation purposes. Between April and September 2008, Luna drilled 28 DDHs (LCD001 to LCD028; 6,005 aggregate metres) at Tucano, Coruja, and Arara. Nine holes (2,514 metres) were drilled at Tucano, seven holes (939 metres) were drilled at Coruja, and 12 holes (2,552 metres) were drilled at Arara.

Geological Setting, Mineralization and Deposit Types

The Cachoeira region is underlain by the Gurupi Greenstone Belt and the São Luis Craton, which are two major Precambrian geotectonic units that occur as tectonic and erosive windows within a large Phanerozoic-age sedimentary basin. The São Luis Craton is comprised of metavolcanic-sedimentary and subordinate volcanic rocks and several granitoid suites. The Gurupi Greenstone Belt is a Neoproterozoic mobile belt located along the southern margin of the São Luis Craton and consists of northwest-trending volcano-sedimentary and metasedimentary sequences metamorphosed to upper greenschist facies that are in tectonic contact with amphibolite-grade gneisses intruded by granitoids. Gold deposits occur within the Gurupi Greenstone Belt in northwest-trending shear and fault zones that are located near the margin between the Gurupi Belt and the São Luis Craton.

The Cachoeira Project is located within the Tentugal Shear Zone that cuts the north-central portion of the Gurupi Belt and extends for over 120 kilometres along strike and in places reaches 30 kilometres in width. The Tentugal Shear Zone is a sinistral, transcurrent fault system with a subvertical plunge and hosts the majority of gold deposits and occurrences within the Gurupi Greenstone Belt.

The Gurupi Greenstone Belt is comprised of four major components: (i) a volcano-sedimentary sequence represented by the Chega Tudo Formation; (ii) a metasedimentary sequence comprised of rocks belonging to the Gurupi Group and the Marajupema Formation; (iii) the Itapeva Complex; and (iv) intrusive rocks of Neoproterozoic age.

The Cachoeira Project is underlain by an arcuate portion of the Tentugal Shear Zone that trends approximately north-south through the Cachoeira Project area and is informally termed the Cachoeira Shear Zone. Geologic units are orientated parallel to the main shear direction which trends north-northwest and dips westward at Tucano, north-south at Coruja, and swings to the north-northeast and dips eastward at Arara. The shear zone is contained within volcano-sedimentary rocks that are juxtaposed against intermediate to mafic rocks. Gold mineralization occurs in quartz veins, sheeted veinlets, and stockworks that occur preferentially within the volcano-sedimentary units. In the vicinity of the shears the host rocks are strongly altered, most commonly to albite-quartz-sulphide rock that forms a highly irregular envelope of low-amplitude mineralization around the mineralized shears.

All three principal mineral zones, Arara, Coruja and Tucano, are contained within a major structure that is comprised of multiple, generally parallel shear zones that vary in width from approximately 1 to 10 metres and collectively have been traced throughout the length of the Property, over a strike distance of more than 5 kilometres. The shears strike between 130° and 180° azimuth and dip steeply to both the west (Tucano) and east (Arara). Shear structures within the Coruja Zone exhibit dips between approximately 50° and vertical, to both the east and west and appear to represent a transition between the west-dipping Tucano and east-dipping Arara Zones.

A weathering profile is superimposed upon the primary lithologies. From the surface downward these are: saprolite, transition zone and fresh rock. The saprolite can be considered as oxide mineralization, fresh rock as sulphide and the transition rock as predominantly sulphide. The depth of the base of the transition zone varies across the Cachoeira Project from approximately 65 metres at Arara, 55 metres at Coruja, and 35 metres at Tucano.

Mineralization

Three zones of mineralization have been identified within the Cachoeira Project. From south to north these are Tucano, Coruja, and Arara and occur along a strike interval of about 4 kilometres. Gold occurs in quartz veins, veinlets and stockworks as well as within the albite-quartz-sulphide alteration envelope that surrounds the veins and shear zones. Gold grades are generally proportional to the abundance of quartz veining.

There are two main types of quartz veins; white-grey and smoky quartz which are typically brecciated and exhibit several generations of fracturing and re-healing and local breccia textures proximal to faults. Quartz veins are discontinuous although the shear zones within which they occur and persistent over hundreds of metres or more. Veins appear to attenuate abruptly but whether this is a primary feature or due to dismemberment is not known. Smoky quartz commonly forms en-echelon veins in the intervals of shear zones between occurrences of white quartz veins.

The majority of exploration by mining companies and mining by garimpeiros has been conducted at Tucano. The main trend of mineralization has been traced for about 500 metres north-south along strike and has been tested by drilling to a depth of about 150 metres below surface. Several hundred metres to the north of the main Tucano Zone, drilling has intersected the probable continuation of at least two of the Tucano shears.

Mineralization at Tucano is contained within shears that cut foliated, schistose, metasedimentary and metavolcanic rocks, most commonly. Regional, S1 foliation is defined by grain-flattening and chlorite and biotite growth subparallel to S0 lamination and bedding in metasiltstones that occur in the structural footwall of the zone. S1 foliation strikes 160° and dips near-vertically to the southwest. S2 rotation and overprinting of S1 foliation occurs as shear bands 10 to 30 centimetres in width that strike between 140° and 190° and dip steeply to the west and southwest. S2 forms southwest-plunging folds with amplitudes of 5 to 10 metres.

Coruja is located between Tucano and Arara and is comprised of a steeply dipping shear zone that contains mineralized quartz veins. Shallow garimpeiro workings from the 1980s extend over a 1.4 kilometre strike length. Individual mineralized zones extend up to 650 metres along strike, vary in width from 3 to 20 metres, average approximately 1.5 metres in width, and have been traced to 120 metres below surface.

Arara is located about 150 metres north of the Coruja Zone but unlike both Coruja and Tucano, has not been significantly worked by garimpeiros. At the Arara zone, mineralization is contained within a north-northeast trending (020Az) sheared and highly foliated sequence of mafic ultramafic units and tuffs that dip approximately 45° to the east southeast. Mineralization has been traced over a strike length of 400 metres, across widths varying from 3 to 60 metres, and has been intersected up to 170 metres below surface.

On the basis of structural and geologic setting, alteration, mineralogy, and geochemistry, Cachoeira mineralization is appropriately classified as being of orogenic-style. The Gurupi Greenstone Belt that contains the Cachoeira deposits also contains several other orogenic gold deposits, including Chega Tudo, Cipoeiro, Serrinha, and Montes Aureos, all located within the Tentugal Shear Zone.

Orogenic gold deposits occur in variably deformed, Archean to Phanerozoic-age metamorphic terranes. The host geological environments are typically volcano-plutonic or clastic sedimentary sequences though gold deposits can be hosted by any rock type. There is a consistent spatial and temporal association with granitoids of varying compositions which is due to the higher permeability of these units within shear zones. Metamorphic grade is dominantly greenschist facies but can locally achieve amphibolite to granulite facies.

The general model for these types of deposits involves the migration of large amounts of hydrothermal fluids, generated during collisional orogenesis, within major crustal breaks and shear zones. Timing of deposit formation is late during active deformation and metamorphism. Trapping or deposit formation can occur in any lithology and at a wide range of palaeocrustal levels and depends on site-specific physical and chemical conditions. The hydrothermal fluids carry gold in solution until changes in temperature, pressure, reduction potential or pH facilitate its precipitation. The gold source is likely the country rocks through which metamorphic fluids travel before concentrating in the shear zones. Mineralization styles vary from vein sets to stockworks and breccias in shallow brittle regimes through laminated crack-seal veins and sigmoidal vein arrays in brittle-ductile crustal regions to replacement and disseminated-type orebodies in deeper ductile environments.

Quartz is the primary vein fill with lesser carbonate and sulphides. Minor accessory albite, chlorite, sericite and fuchsite, tourmaline and scheelite can accompany the veins depending on host rock geochemistry. Carbonates include calcite, dolomite, and ankerite. Sulphide minerals can include pyrite, pyrrhotite, chalcopyrite, galena, sphalerite and arsenopyrite. Gold is typically associated with sulphides though it also commonly occurs as native gold in quartz veins.

Orogenic gold deposits account for a major percentage of global gold production and are abundant in many Archeancratons. This deposit type tends to occur in clusters, forming gold "camps".

Exploration

As at the effective date of the Cachoeira Report, the Company had not carried out any exploration on the Cachoeira Project. There has been no new material scientific, technical or exploration work or information with respect to the Cachoeira Project since the date of the Cachoeira Report.

Underground mapping and channel samples have been completed on the Tucano Zone to map and to define the extent of garimpeiros underground workings. A total of 73 samples from high grade veins and wall rocks have been collected and 13 sections of the underground galleries have been mapped and sampled.

No significant volume of mineralization has been excavated to date from the underground working that would materially affect the resources estimated to be present at the Tucano Zone.

Current and/or Planned Activities

The Company has reduced expenditures on the Cachoeira Project while it awaits receipt of comments from the Brazilian regulatory authorities with respect to environmental licensing and permitting. In the interim, the Company continues to meet with local stakeholders. If an environmental licence and the licence extension previously described are received, the Company intends to evaluate whether to conduct additional engineering or other studies with respect to further development of the Cachoeira Project, in which case, the Company will have an additional six months to implement an operational mining facility on the Cachoeira Project.

Drilling

The Company has not conducted any drilling within the Cachoeira Project.

The following table summarizes all the drilling that has been carried out by previous operators:

Table D-2 Cachoeira Project – Drilling by Previous Operators
Company	Period	Type	No. of Holes	Metres
Tucano
CMP	1985 to 1990	DDH	44	4,339
CMP	1986 to 1990	RD	77	5,332
CMP	1987 to 1990	RC/DDH	1	150
BGZ	1998 to 1999	DDH	14	2,380
GF	2000	DDH	19	2,524
GF	2000	RC	3	340
GF	2000	RE/DDH	5	876
LGM	2008	DDH	9	2,514
LGM	2010	AUGER	221	2,441
Subtotal Tucano:			339	20,895
Coruja
CMP	1985 to 1990	DDH	26	2,296
CMP	1985 to 1990	RC	13	960
CMP	1985 to 1990	RC/DDH	2	281
GF	2000	RC	1	100
LGM	2008	DDH	7	940
LGM	2008	AUGER	166	2,064
Subtotal Coruja:			215	6,640
Arara
CCO	1987 to 1989	DDH	32	2,595
Vale	2003 to 2004	DDH	20	3,124
LGM	2008	DDH	12	2,552
LGM	2010	AUGER	101	1,293
Subtotal Arara:			165	9,565
Total:			773	37,099

All drill programs were carried out to contemporary industry practices and standards with respect to both drilling and core-handling procedures. All core holes except those drilled by CCO and Vale were measured with down-hole surveys.

Because the holes were drilled at a variety of angles and the strike and dip of the mineralized zones is highly variable, it can be reasonably assumed that the intersected thickness of mineralization are in most cases not the true thickness and to variable degrees are greater than true thicknesses. This phenomenon was compensated for in the resource estimation process.

Data is not evenly distributed among the three deposits; the greatest amount of data is available for Tucano and there is almost as much data for Arara. There is relatively little data for Coruja. At Arara, wireframes for seven individual, east-dipping veins or shears were constructed; at Tucano, six west-dipping zones were modeled and at Coruja there was sufficient data to model only a single vein.

In addition to the veins and shears, the quartz-albite alteration that surrounds the veins and shears typically contains sub-gram quantities of gold. The shape of these alteration zones is complex and they could not be satisfactorily modeled. Instead, simple volumes were constructed to contain the drill holes and the veins and shears at Arara and Tucano. There was insufficient data to construct a similar alteration envelope for the Coruja zone.

Tucano Deposit

The main trend of mineralization has been traced for about 500 metres along strike (north-south) and has been tested by drilling to a depth of about 150 metres below surface.

Table D-3 Assays by Zone – Tucano Project
	SAP	ZTC	ROCK
Minimum Grade (g/t Au)	0.002	0.003	0.002
25th Percentile (g/t/ Au)	0.068	0.0155	0.026
Median Grade (g/t Au)	0.254	0.09	0.11
75th Percentile (g/t/ Au)	0.87	0.307	0.49
Maximum Grade (g/t/ Au)	190	254	208
Mean Grade (g/t Au)	0.86	0.97	1.02
Standard Deviation (g/t Au)	3.54	10.72	5.51
Co-efficient of Variation	4.12	11.05	5.40
Number of Samples	6,351	576	9,139

Figure D-1

Coruja Deposit

Shallow garimpeiro workings from the 1980s extend over a 1.4 kilometre strike length. Individual mineralized zones extend up to 650 metres along strike, vary in width from 3 metres to 20 metres, and have been traced to 120 metres below surface.

Table D-4 Assays by Zone – Coruja Deposit
	SAP	ZTC	ROCK
Minimum Grade (g/t Au)	0.002	0.01	0.002
25th Percentile (g/t/ Au)	0.1	0.13	0.08
Median Grade (g/t Au)	0.27	0.25	0.31
75th Percentile (g/t/ Au)	0.591	0.5	0.7
Maximum Grade (g/t/ Au)	28	30.05	82
Mean Grade (g/t Au)	0.81	0.97	1.57
Standard Deviation (g/t Au)	2.26	3.73	6.31
Co-efficient of Variation	2.78	3.85	4.01
Number of Samples	1,284	115	286

Figure D-2

SCOTT WILSON RPA www.scottwilson.com

327,800 E
328,000 E
328,200 E
N
9,807,600 N
9,807,400 N
9,807,200 N
9,807,000 N
9,806,600 N
9,806,400 N
9,806,200 N
MIN 20
MIN 19
MIN 21
MIN 7
MIN 8
MIN 9
MIN 18
MIN 10, Min 11
(underneath)
MIN 17
MIN 23
MIN 6
MIN 14
MIN 12
MIN 13
MIN 16
MIN 22
MIN 15
MIN 5
MIN 3
MIN 4
MIN 2
MIN 1
0 100 200 300 400
Metres

Cachoeira Project
Coruja Deposit
Mineralization Solids
Plan View

February 2011

17-65

Arara Deposit

At the Arara deposit, mineralization is contained within a north-northeast trending (020Az) sheared and highly foliated sequence of mafic ultramafic units and tuffs that dip approximately 45° to the east-southeast.

Mineralization has been traced over a strike length of 400 metres, across widths varying from 3 metres to 60 metres, and has been intersected up to 170 metres below surface.

Table D-5 Assays by Zone – Arara Deposit
	SAP	ZTC	ROCK
Minimum Grade (g/t Au)	0.002	0.002	0.075
25th Percentile (g/t/ Au)	0.1	0.1	0.075
Median Grade (g/t Au)	0.25	0.253	0.295
75th Percentile (g/t/ Au)	0.5	0.693	0.731
Maximum Grade (g/t/ Au)	136.1	47.6	54.6
Mean Grade (g/t Au)	0.72	0.75	1.02
Standard Deviation (g/t Au)	4.76	2.78	3.75
Co-efficient of Variation	6.61	3.71	3.68
Number of Samples	952	375	566

Figure D-3

Sampling, Analysis and Data Verification

The Company has not conducted any sampling programs within the Cachoeira Project.

Historical sampling programs incorporated measures to ensure the integrity of samples and to maximize the quality of the results obtained. All operators submitted their samples to recognized, generally international, independent laboratories for analysis, although no mention of ISO certification of the laboratories is made prior to the commencement of exploration by Luna in 2007.

All sampling programs were either carried out directly or under the supervision of a geologist. Geologists were also responsible for the selection of sample intervals. Samples were generally of regular lengths although exceptions were made to respect lithological contacts, quartz veins and boundaries of alteration envelopes. Intervals of core that cut foliated rock were cut perpendicular to foliation. Most operators collected samples of all types of one metre lengths or less: 50% of the drill core samples are equal to one metre in length and 29% are less than one metre in length; 14% were two or more metres in length. For the sample population as a whole, approximately 83% of the samples were one metre or less in length. CMP collected trench samples from the trench walls (18 trenches, 754 aggregate metres of sampling). To the extent that sampling methodologies have been documented, drillcore was cut by diamond saw rather than split by a mechanical splitter; saprolite intervals that were too unconsolidated to be cut were split with a machete. Sample intervals were marked on the core itself and sample numbers were generally affixed to the core box at the start of each sample interval.

The dataset received by Tetra Tech included 3,370 specific gravity measurements from drill holes within all three zones of mineralization. Luna personnel conducted 1,997 of those specific gravity measurements on drill core by water immersion preceded by coating the samples in wax. Procedures used by other operators for the balance of the specific gravity measurements are not known. Luna collected samples from saprolite, transition, and rock zones at nominal five metre intervals down the hole. The 1,997 measurements are comprised of 325 saprolite samples (minimum 1.22, maximum 2.69, average 1.72 g/cm³); 71 transition zone samples (minimum 1.54, maximum 2.88, average 2.40 g/cm³); and 1,601 samples of fresh rock (minimum 1.59, maximum 3.28, average 2.75 g/cm³).

Procedures followed by Luna are the best-documented of previous sampling programs and reflect standard industry practice; prior to sampling drill core was cleaned and photographed and logged geologically before being marked for sampling. Luna geologists marked sample intervals on the core box and marked the cutting line on the core with indelible crayon. Core samples were cut by diamond saw or by machete as was appropriate. When cut, samples were placed in plastic bags that were closed with plastic ties. To the extent known, all other companies that worked on the Property placed samples into plastic bags that were subsequently sealed with twist ties.

As for the drill core sample preparation, the best-documented assay procedures for core, auger, and channel samples pertain to those generated by Luna. Following sample preparation, approximately 150 g aliquot of each sample was shipped to ALS Chemex in Lima, Peru, via international courier for assay. In 2008, ALS Chemex also assayed some samples in Belo Horizonte. ALS Chemex analyzed all drill samples in sequential order via package Au-AA24 (fire assay on a 50 g sample with an atomic absorption finish). Lower detection limit for this package is 0.005 g/t gold. Overlimit samples, greater than 10 g/t gold, were automatically assayed via an ore grade package (Au-AA26).

Sample security measures for most historic sampling programs are not known. Luna, the most recent operator, restricted access to the core processing and sampling facilities to relevant personnel and kept samples securely contained until delivered to the assay laboratory. Because the mineral of interest is gold, Luna prohibited gold jewelry in all areas in which core or other media were stored or processed. Chain of custody was maintained during all phases of sample preparation to the point of delivery to the laboratory.

Historically, QA/QC measures were not rigorously applied to exploration sampling programs. However, most operators at the Cachoeira Project followed the now-standard practice of employing standard reference materials, duplicates and blanks. The table below summarizes the quality control measure followed by various operators and the number of samples they employed:

Table D-6 Cachoeira Project – Quality Control Measures
Operator	Blanks	Standards	Duplicates
BGZ – Brazilian Goldfields Ltd.	68	47	56
CML – Cachoeira Mineração Ltda.	37	39	36
CMP – Cia. De Mineração Ltda.	8	4	0
CVRD – Companhia Vale de Rio Doce	146	52	138
LGC – Luna Gold Corp.	765	725	412
Total	1,024	867	642

The total number of samples used in the current resource estimate is 42,432, so the number of blanks and duplicates each represent about 2% of that total and the total number of duplicates represents about 1.5% of that total. Although the majority of the control samples were generated by Luna, the latest of the operators who were active at the Cachoeira Project, the others do provide a quantitative basis for the assessment of the quality of assays generated by earlier programs.

Tetra Tech reviewed the QA/QC data that accompanied the assay data provided by GoldMining. Standard, blank, and duplicate samples amount to about 6% of the assay dataset (2,533 check samples and 42,432 actual assays).

The average value of 1,024 blanks was 0.005 g/t gold. Only three blanks exceeded 0.1 g/t and only 18 samples exceeded 0.015 g/t. The greatest number of high values (11 out of 18) was associated with the BGZ samples, although these account for only about 3% of the dataset. Despite these limitations, Tetra Tech considers that cross-sample contamination was not a significant factor with respect to the quality of the assay dataset as a whole.

Standards were employed by four operators at the Cachoeira Project. In total, 841 assays of standards are available of which the majority (86%) were submitted by Luna. Expected means are known but no certificates are available for any of the standards so a simple test was conducted to determine the percent variance from the expected mean for each analysis. These basic statistics are presented in the table below. Although there are a number of samples that exceed the ±10% range, most are on the low side of the expected mean which would imply that if the corresponding assays were consistently inaccurate then they must generally understate the actual gold content.

Table D-7 Cachoeira Project
Company	Standard	Expected (g/t)	No. of Assays	No. @ ±10%	Range (%)	Comment
BGZ	BGZ Standard	1.58	53	13	-36/+53	11 of 13 Negative
Cachoeira Mineracao Ltda.	GF Standard	1.50	40	21	-27/+66	20 of 21 negative
Vale	CDN G-58	0.34	23	0	-	-
Luna	OXC-58	0.20	36	1	-32	-
Luna	OXC-72	0.21	139	6	-17/+29	4 of 6 negative
Luna	OXE-56	0.61	36	0	-	-
Luna	OXI-54	1.87	36	0	-	-
Luna	OXJ-68	2.34	137	3	-12/+53	2 of 3 positive
Luna	SF-45	0.85	138	1	-55	-
Luna	SK-33	4.04	36	0	-	-
Luna	SN-38	8.57	87	3	+15	3 of 3 positive
Luna	SN-50	8.69	51	0	-	-
Luna	SP-37	18.14	29	0	-	-
		Total	841	-	-	-

Assays for 414 duplicate samples are available of which 76% are from drill core and the balance from surface channel samples. The lack of correspondence of the high-grade assays can probably be attributed to the nuggety nature of Cachoeira mineralization rather than laboratory error.

As at the time of the Cachoeira Report, Tetra Tech was of the opinion that the sample preparation, security, and analytical procedures employed at the Cachoeira Project by various operators were within industry norms and are adequate.

Mineral Processing and Metallurgical Testing

GoldMining has not carried out any mineral processing or metallurgical testing of samples from the Cachoeira Project property. Historical mineral processing and metallurgical test programs are described below. Those historical tests assessed a range of materials from each of the three major zones including saprolite, veins and wall rock, and investigated those materials using the major conventional processes of gravity concentration, floatation, and cyanide leaching. Recoveries of gold spanned a wide range, but in general it can be said that extraction of gold from quartz veins relative to other sample media was the most successful and that a combination of gravity concentration and cyanide leaching achieved the highest gold recoveries.

Historic Mineral Processing and Metallurgical Tests

Three metallurgical test programs were carried out on material from the Cachoeira Project property. One sample was analysed from each of the three principal zones: Coruja in 1987 (CMP), Arara in 1989 (CCO), and Tucano in 2000 (Goldfields).

CMP Coruja

CMP conducted bench-scale tests on five samples (total weight unknown) from the Coruja Zone: mineralized quartz vein, mineralized wall rock, and three of tailings from garimpeiro mining operations. Sample 01 quartz vein had a head grade of 10.73 g/t gold, Sample 02 of wall rock had a head grade of 0.94 g/t gold, Sample 03 Tailings 1 had a head grade of 3.11 g/t gold, Sample 04 Tailings 2 had a head grade of 3.64 g/t gold, and Sample 05 Tailings 3 had a head grade of 4.32 g/t gold. Samples 01 and 02 were crushed to -28 mesh; tailings samples were not ground. All samples were subjected wet granulometric separation at 28, 65, 100, 200 and 325 mesh sizes. No further work was performed on Samples 04 and 05; the remaining samples were subjected to cyanide leaching for a period of 24 hours and recoveries ranged between 87% (tailings) and 99% (vein).

As the tailings samples (03, 04, and 05) contained significant quantities of coarse gold that reported to the coarse fraction (-65 mesh), CMP concluded that the garimpeiros' recovery process was inefficient and that they could have benefited from using a finer grind and that centrifugal concentrators would increase the recovery of elemental gold. All mineralization types contained a significant proportion of coarse gold which makes the material amenable to processing by a combination of grinding, gravity, and cyanidation. Sample 02 contained significant quantities of fine gold suggesting that coarse gold is predominantly contained within veins.

CCO Arara

In 1989, CCO tested 16,000 kg of rock from the Arara zone with an average gold content of 1.4 g/t. Six blended samples were sent to the CVRD laboratory in Belo Horizonte. Two of the four samples were not processed; one because of quality control problems and the second because of the low contained gold content. The remaining four samples were progressively crushed and reduced until ultimately, three 30 g aliquots of material that had been ground to -200 mesh were fire assayed. A total of 29 kg of -1 mm material was archived and 50 kg of -1 mm material was subjected to gravimetric concentration on a Wilfley-type shaker table. The gravity concentrate was examined under a microscope and no free gold was observed. The gravity concentrate was quartered; one portion amalgamated and a second quarter was ground to -65 mesh and then amalgamated gravimetric concentration recovered between 7% and 47% of the gold present. For all samples, the coarse fractions of the gravity concentrate contained more gold than the -65 mesh fraction. The conclusion drawn from this test work was that gravity concentration alone was not suitable for the Arara mineralization.

Because the gravity test recoveries were low, CCO created a composite of the original samples and subjected it to column cyanide leaching. The head grade was 1.74 g/t gold. Two 30 g aliquots were crushed to -½", mixed with lime and then placed in a column and allowed to cure for 24 hours. The samples were then subjected to a 0.05% sodium cyanide solution at a percolation rate of 10 L/h/m2. The volume of percolated solution was measured daily and the gold concentration of the solution was monitored daily by atomic absorption. Sodium cyanide concentration was monitored by titration.

The leach process was continued for five days at which point no gold was detected in the solution. Leaching recovered 82% of the gold from ¾" crush material and 83.5% from ½" crush material. These results led CCO to conclude that a heap leach process appeared to be appropriate for the type and grade of material tested.

In June, 1989, CCO sent two samples to the CVRD laboratory in Belo Horizonte for column leach test work. One sample (GP-3) weighed 53 kg and had average gold grade of 1.25 g/t; the second sample (GP-4) weighed 21 kg and had an average gold content of 2.83 g/t.

Sample GP-3 was homogenized and divided into three portions; the first (5 kg) was used for granulometric analysis and gold assaying in three 50 g aliquots; the second (18 kg) was used for column leach testing without agglomeration and the third (18 kg) was agglomerated and then used for column leach test work.

A 3 kg split of sample GP-4 was taken for triplicate granulometric tests and gold assaying and the balance of the sample (18 kg) was agglomerated and subjected to column leach testing. Testing procedures were similar to the leaching tests conducted earlier in 1989 with the exception of agglomeration and addition of cement.

Gold extraction ranged from a low of 50.73% for an un-cemented portion of GP-3, to a high of 84.73% for a portion of GP-3 to which cement and lime had been added. A recovery rate of 62.74% was obtained from the GP-4 sample to which cement and lime had been added. These tests indicated that the addition of both lime and cement improve gold recovery.

Goldfields (Tucano)

In 2000, Goldfields submitted four samples from the Tucano Zone (volcanic, quartz vein, graphitic sediment and saprolite) each weighing about 50 kg and with gold contents ranging between 1.8 and 5 g/t to Lakefield Research in Chile. Gravity concentration, floatation and cyanidation were investigated.

Gravity concentration tests were initially conceived to test recovery of refractory gold from flotation concentrates but recoveries of 74% to 94% from cyanidation indicated that flotation concentration was not needed.

The four samples were crushed and rolled then riffle-split into 1 kg portions for testing. In the volcanic and graphitic samples, gold was encapsulated in sulphide and the graphic sample may have contained gold encapsulated in silica as well.

Two 1 kg samples were milled to -28 and -48 mesh and two gravity separation tests were performed on each sample: first concentration on a Wilfley table and then cleaning of the Wilfley concentrate in a Superpanner. Recovery of gold from the -28 mesh samples ranged from 6.6% to 19.2%; recoveries from the -48 mesh samples ranged from 8.0% to 36.1% Recoveries were improved by finer grinding (-48 mesh). The lowest recoveries at both grind sizes were from the saprolite sample which may have been due to sliming.

Three flotation tests at grind sizes of 60% less than 200 mesh; 70% less than 200 mesh and 80% less than 200 mesh were performed on each of the four samples. Recoveries ranged from a low of 28.4% for the 70% saprolite sample to a high of 90.5% for the 80% graphitic sample. The relationship between grind size and gold recovery was not linear except for the quartz vein samples. As for the gravity tests, the lowest recoveries were obtained from the saprolite sample. Poor recoveries obtained from the graphitic sample may reflect silica encapsulation of gold.

Cyanide solubility tests were performed on the same set of samples as for the flotation tests and, as for the flotation tests, recovery of gold does not seem to be related in a linear fashion with grind size. Extraction rates ranged from a low of 67% for 60% -200 mesh for the volcanic rock sample to a high of 95% for the 70% -200 mesh fraction of the saprolite sample. Contrary to the other tests, the saprolite sample was the most amenable of the four rock types tested with an average recovery of 93%; recovery from the quartz vein samples were fractionally lower. Poor recoveries were attributed to sulphide encapsulation and possibly to silica encapsulation.

The conclusion of these tests was that cyanidation or cyanidation plus gravity separation offer the optimal extraction treatment for all rock types represented by these samples.

At the time of the Cahociera Report, Tetra Tech was not aware of whether any of the metallurgical samples described above were representative of the Cachoeira mineralization as a whole. Furthermore, Tetra Tech was not aware of any processing factors or deleterious elements that may have an impact on the potential economic extraction of gold from the Cachoeira property.

Mineral Resource Estimates

The Company provided an extensive data set to Tetra Tech including a database that contained collar, downhole survey, assay (gold), lithology, weathering, and specific gravity measurements. This dataset contained 42,432 useable assays, although not all are associated with the three zones of interest. In addition, the data included digital terrain maps for each of the three zones, contoured at one-metre intervals. The data were imported into Gemcom GEMS™ 6.4 software and checked for logical errors (duplicate, overlapping, or missing sample intervals). A few minor typographical errors with respect to intervals were detected and corrected.

Capping is the process of reducing high values within a sample population that are regarded as statistically anomalous with respect to the population as a whole to some lower level so to avoid the distorting influence these values would have on the statistical characteristics of the population if left at their full value. The risk in including statistically high values in a resource estimate is that their contribution to the estimated grade will almost certainly be disproportionate to their contribution to the tonnage and therefore the grade of the resource as a whole will be overstated.

The appropriate capping level was determined with the use of a capping curve. The curve is established by ranking the assays from highest to lowest then by substituting progressively lower capping values for the assays that are of greater value than the given capping value. This results in a table of decreasing capping values and correspondingly decreasing aggregate values for the sample population at those capping levels which can then be plotted as a curve.

The optimal capping level is considered to be the point of maximum flexure of the curve. In this case, that level is 40 g/t. Forty-seven assays were capped, which in turn reduced the aggregate value of the capped population by 10% relative to the uncapped population. Those 47 samples (approximately 0.01% of the sample population) contain approximately 18% of the aggregate gold content of that population.

The data set contained 3,370 specific gravity measurements of core samples from 137 drill holes. Most samples were collected at 5 metre intervals in sections with quartz veining and related alteration. The samples were mostly collected from holes drilled in the Arara and Tucano Zones; relatively few measurements were made in the Coruja Zone. Rather than using averages of samples within each zone or within specific lithologies, the specific gravity data for Arara and Tucano was incorporated into the estimation model and specific gravity values were interpolated into blocks during the resource estimation process. For Coruja, an average value of 2.26 g/cm3, representing the average specific gravity value of the transition zone between saprolite and fresh rock, was used.

The Arara, Coruja, and Tucano zones were modelled separately and resources were estimated separately for each of the three zones. Data is not evenly distributed among the three zones; the greatest amount of data is available for Tucano and there is almost as much data for Arara. There is relatively little data for Coruja. At Arara, wireframes for seven individual, east-dipping veins or shears were constructed; at Tucano, six west-dipping zones were modelled and at Coruja there was sufficient data to model only a single vein. However, the Coruja vein is interesting in that at the southern end of the vein, closer to Tucano, the dip is to the west and to the north progressively steepens until, closer to Arara, the dip of the vein is to the east.

A single block model was constructed to contain the three zones for which resources were to be estimated. This model covers a volume approximately 4,000 metres in length (north-south), 500 metres in width (east-west) and 150 metres in depth.

Resources were estimated by ID2 weighting and grades were interpolated into blocks in a single pass. A minimum of two and a maximum of 12 composites within the volume of the search ellipse were necessary for a grade to be interpolated into a block. A maximum of two composites was permitted per drill hole so that a grade could be interpolated into a block on the basis of a single drill hole. Composites could only be drawn from the geological model for which a grade was being estimated, i.e. only composites from Tucano veins could be used to estimate grades for those veins and only composites from the Tucano alteration envelope could be used to estimate grades for that envelope.

Resources were classified as Indicated or Inferred. In order for a block to be classified as Indicated, it was necessary that the contained grade was based on a minimum of four drill holes and that the mean distance of the composites from those holes was 50 metres or less from the centroid of the block. All blocks that failed to meet the criteria for Indicated status but had an estimated grade of at least 0.001 g/t gold were classified as Inferred. It should be noted that although all blocks with an estimated grade of 0.001 g/t gold or higher were included in the resource tabulation, a grade of 0.35 g/t gold was considered the minimum threshold for reasonable prospects of economic extraction. Therefore, 0.35 g/t was taken as the base case and all blocks with a contained grade of less than 0.35 g/t fall below the threshold and do not contribute to the stated resource.

The resource estimate summary for the Cachoeira Project, effective October 2, 2013, is shown in the following table:

Table D-8 Cachoeira Project – Resource Estimate Summary (October 2, 2013)
	Tonnes @ 0.35 g/t	Gold (g/t)	Gold Cap (g/t)	Gold (troy oz)	Gold Cap (troy oz)
Indicated
Arara veins	528,435	1.80	1.74	30,658	29,554
Coruja Veins	84,272	2.02	2.01	5,490	5,463
Tucano Veins	4,051,741	2.16	1.84	281,365	240,514
Sub-Total	4,664,448	2.12	1.84	317,514	275,531
Arara Halo	1,592,239	1.62	1.05	83,098	54,081
Tucano Halo	11,213,406	1.07	1.00	386,124	362,064
Sub-Total	12,805,645	1.14	1.01	469,223	416,145
Total Indicated	17,470,093	1.40	1.23	786,737	691,676
Arara Veins and Halo	2,120,674	1.67	1.23	113,757	83,635
Coruja Veins	84,272	2.03	2.00	5,490	5,415
Tucano Veins and Halo	15,265,147	1.36	1.23	667,490	602,578
Total Indicated	17,470,093	1.40	1.23	786,737	691,676
Inferred
Arara veins	631,690	2.40	2.37	48,871	48,293
Coruja Veins	139,835	1.61	1.61	7,277	7,246
Tucano Veins	2,207,256	2.01	1.99	142,982	141,588
Sub-Total	2,978,781	2.08	2.06	199,130	197,126
Arara Halo	1,757,048	1.16	0.79	65,865	45,001
Tucano Halo	10,930,751	0.84	0.84	298,205	295,629
Sub-Total	12,687,799	0.89	0.84	364,070	340,630
Total Inferred	15,666,580	1.12	1.07	563,200	537,756
Arara Veins and Halo	2,388,739	1.49	1.21	114,735	93,294
Coruja Veins	139,835	1.62	1.61	7,277	7,246
Tucano Veins and Halo	13,138,007	1.04	1.04	441,187	437,217
Total Inferred	15,666,580	1.12	1.07	563,200	537,756

Tetra Tech did not constrain the following resource estimate with conceptual pits, but the threshold grade (calculated by Roscoe Postle Associates Inc. ("RPA") in its technical report, dated July 19, 2012) was considered to be a credible estimate of the reasonable prospect of economic extraction as, among other things, it is comparable to the range of estimated grade thresholds estimated for the Aurizona Property that is owned by Luna. Aurizona is located in Maranhão State in northeast Brazil, approximately 100 kilometres from the Cachoeira Project. The geology, physical environment and general operating conditions are similar to those that may be expected at Cachoeira. As the Aurizona Property is at an early stage of production, Tetra Tech considered it a good working example for expected potentially economic grades because of the similarities in site topography, deposit type, expected geotechnical conditions and anticipated metallurgy. The estimated resources and reserves for the Aurizona mine have been constrained by optimized pits; the resource for Cachoeira Project has not been constrained by a conceptual pit. The Aurizona mine has passed through a series of advanced engineering and design, as well as construction phases leading to production. All possible costs have been established and revenues are known on the basis of sales contracts or prevailing market conditions. By contrast, there have been no engineering studies at Cachoeira and none of the relevant variables that have been determined for Aurizona is available for Cachoeira. For that reason, a conceptual pit, based on relevant and reasonable costs including potential relocation costs for some portion of Cachoeira village, and other input parameters such as pit-wall stability and metallurgical recoveries, cannot be generated at this time.

The block model was validated visually by examining the relationship between block grades and the grades of the most proximal (within approximately 50 metres in and between vertical sections) assays. There were no obvious discrepancies between the two. A second check was a comparison between the mean block grade and the mean composite grade. The average grade of uncapped gold grades in the block model is 1.8 g/t; the average grade of the corresponding composites is 1.9 g/t which is interpreted to be sufficiently similar to indicate that the estimate and underlying data are in good agreement. The third test was a visual examination of the "goodness of fit" of the block models to the underlying geological solids.

If the Company wishes to exploit the Tucano Zone, it will be obliged to acquire surface rights that may encompass a portion of the village of Cachoeira. As neither the extent of those surface rights, the timing relating to their acquisition, nor the terms under which those rights may be obtained are presently known, the impact of their acquisition cannot be judged at this time.

Whistler Project

The Whistler Project is a gold-copper exploration project located in the Yentna Mining District of Alaska, United States. The Whistler Project comprises 304 State of Alaska mining claims covering an aggregate area of approximately 172 square kilometres.

The following information is condensed and extracted from the technical report titled "NI 43-101 Resource Estimate for the Whistler Project", dated March 24, 2016 and amended and re-stated May 30, 2016 (the "Whistler Report"), prepared by Gary H. Giroux, P.Eng, M.A.Sc. of Giroux Consultants Ltd. ("GCL"). Gary Giroux is a Qualified Person and is independent of the Company.

Project Description, Location and Access

The Whistler Project is a gold-copper exploration project located in the Yentna Mining District of Alaska, approximately 150 kilometres northwest of Anchorage. GCL was commissioned by the Company to complete maiden resource estimates for the Raintree West and Island Mountain gold-copper deposits located at the Whistler Project and for the Whistler Report. The project also hosts the Whistler gold-copper deposit, for which a resource estimate completed by Moose Mountain Technical Services ("MMTS") was documented in a NI 43-101 technical report with an effective date of August 15, 2015.

The Whistler Project comprises 304 State of Alaska mining claims covering an aggregate area of approximately 172 square kilometres. The center of the property is located at 152.566° longitude west and 61.983° latitude north. The project is located in the drainage of the Skwentna River. Elevation varies from about 400 metres above sea level in the valley floors to over 5,000 metres in the highest peaks resulting in quite a spectacular landscape. A base camp and gravel airstrip for wheel-based aircraft is established adjacent to the Skwentna River. The fifty-person camp is equipped with diesel generators, a satellite communication link, tent structures on wooden floors and several wood-frame buildings. Although chiefly used for summer field programs, the camp is winterized.

Rights to the Whistler Project were acquired by the Company, through its wholly-owned subsidiary, BRI Alaska Corporation ("BRIA"), in August 2015 pursuant to an asset purchase agreement with Kiska in exchange for the issuance of 3,500,000 GOLD Shares as disclosed by news releases on July 21 and August 6, 2015. The project is subject to three underlying agreements, which were assigned to the Company under the transaction.

The first underlying agreement is a royalty purchase agreement between Kiska, Geoinformatics Alaska Exploration Inc. ("Geoinformatics") and MF2, LLC ("MF2"), dated December 16, 2014. This agreement grants MF2 a 2.75% NSR over all 304 claims, and extending outside the current claims over an Area of Interest defined by the maximum historical extent of claims held on the project. BRIA can purchase 0.75% of the NSR for a payment of US$5,000,000 to MF2.

The second underlying agreement is an earlier agreement between Cominco American Incorporated and Kent Turner dated October 1, 1999. This agreement concerns a 2.0% net profit interest to Teck Resources, recently purchased by Sandstorm Gold Ltd., in connection with an Area of Interest specified by standard township sub-division.

The third underlying agreement is a purchase and sale agreement among Kent Turner, Kiska and Geoinformatics, dated December 16, 2014, that terminated the "Turner Agreement" (an agreement that grants Kennecott Exploration ("Kennecott") and its successors a 30-year lease on twenty-five unpatented State of Alaska Claims) and transferred to Kiska and Geoinformatics, and their successors, an undivided 100% of the legal and beneficial interest in, under, to, and respecting the Turner property free and clear of all encumbrances arising by, through or under Turner other than the Cominco American Incorporated net profit interest.

Annual claim rental payments of US$4.25 per acre and annual exploration expenditures of US$2.50 per acre are required to keep the claims in good standing, and must be submitted to the Alaska Department of Natural Resources by November 30th of every year. BRIA currently holds permits with the State of Alaska that allow for the presence of an exploration camp and the work proposed in the Whistler Report, primarily exploration and diamond drilling, to proceed. These include a Miscellaneous Land Use Permit for Hardrock Exploration and Reclamation, a Temporary Water Use Permit, and a Fish Habitat Permit. These permits are good until December 31, 2020, and are renewable on a multi-year basis.

History

Mineral exploration in the Whistler area was initiated by Cominco Alaska Inc. ("Cominco") in 1986, and continued through 1989. During this period, the Whistler and the Island Mountain gold-copper porphyry occurrences were discovered and partially tested by drilling. In 1990, Cominco's interest waned and all cores from the Whistler region were donated to the State of Alaska and the property was allowed to lapse. In 1999, Kent Turner staked twenty-five State of Alaska mining claims at Whistler and leased the property to Kennecott. From 2004 through 2006 Kennecott conducted extensive exploration of Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground induced polarization, the evaluation of the Whistler gold-copper occurrence with fifteen core boreholes (7,948 metres) and reconnaissance core drilling at other targets in the Whistler region (4,184 metres). Over that period Kennecott invested over US$6.3 million in exploration.

From 2007 through 2008, Geoinformatics drilled twelve holes totalling 5,784 metres on the Whistler Deposit and six holes totalling 1,841 metres on other exploration targets in the Whistler area. Drilling by Geoinformatics on the Whistler Deposit was done to infill the deposit to sections spaced at 75 metres and to test for the north and south extensions of the deposit. Exploration drilling by Geoinformatics in the Whistler area targeted geophysical anomalies in the Raintree and Rainmaker areas, using the same basic porphyry exploration model as Kennecott.

Kiska was formed in 2009 by the merger of Geoinformatics Exploration Inc. and Rimfire Minerals Corporation in order to advance exploration on the Whistler Project. The rights to the property were acquired by Geoinformatics from Kennecott in 2007 subject to exploration expenditures totaling a minimum of US$5.0 million over two years, two underlying agreements, and certain back-in rights retained by Kennecott to acquire up to sixty percent of the project. In September 2010, Kennecott's back-in right was extinguished after the completion and review of a geophysical and drilling program (the "Trigger Program") whose technical direction was guided by Kiska and Kennecott. From that time forward, Kiska continued to explore the project and completed a total of 48,447 metres of drilling, several large geophysical surveys, and an updated Whistler Deposit resource estimate, for a total expenditure of US$29.4 million. Kiska's primary objective was to explore the entire project area and test porphyry targets other than the Whistler Deposit, including Raintree West and the Island Mountain Breccia Zone (hereafter referred to as the Island Mountain Deposit).

Geological Setting, Mineralization and Deposit Types

Alaskan geology consists of a collage of various terrains that were accreted to the western margin of North America as a result of complex plate interactions through most of the Phanerozoic. The southernmost Pacific margin is underlain by the Chugach–Prince William composite terrain, a Mesozoic-Cenozoic accretionary prism developed seaward from the Wrangellia composite terrain. It comprises arc batholiths and associated volcanic rocks of Jurassic, Cretaceous, and early Tertiary age.

The Alaska Range represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 70 Ma to 30 Ma and associated with a wide range of base and precious metals hydrothermal sulphide bearing mineralization. The geology of Whistler Project is characterized by a thick succession of Cretaceous to early Tertiary (ca. 97 to 65 Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.

Two main intrusive suites are important in the Whistler Project area.

●

The Whistler Igneous Suite comprises alkali-calcic basalt-andesite, diorite and monzonite intrusive rocks approximately 76 Ma with restricted extrusive equivalent. These intrusions are commonly associated with gold-copper porphyry-style mineralization (the "Whistler Deposit").

●

The Composite Suite intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64 Ma. Gold-copper veinlets and pegmatitic occurrences are characteristics of the pomposite plutons (e.g. the Mt. Estelle prospect, the Muddy Creek prospect).

The Whistler Project was acquired by the Company for its potential to host magmatic hydrothermal gold and copper mineralization. Magmatic hydrothermal deposits represent a wide clan of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and associated with the intrusion of magma into the crust. Exploration work completed by Kennecott, Geoinformatics, and Kiska has discovered several gold-copper sulphide occurrences exhibiting characteristics indicative of magmatic hydrothermal processes and suggesting that the project area is generally highly prospective for porphyry gold-copper deposits

Exploration

A summary of all exploration work conducted by various operators from 1986 to the effective date of the Whistler Report is summarized in the table below.

Table E-1 Whistler Project – Prior Exploration Work
Operator	Field Seasons	Mapping	Geophysics	Rocks	Soils	Silts
Cominco	1986-1989	N/A	● 8.4 line-km of 2D induced polarization over the Whistler deposit	N/A	N/A	N/A
Kennecott	2003-2006	Property-wide mapping	● 39.4 line-km of 2D induced polarization ● Property-wide AM (400m line spacing) ● Whistler Area AM (1,365 line km at 50m line spacing)	1312	2446	103
Geoinformatics	2007-2008	Prospect-scale mapping	● 8.8 line km of 2D induced polarization (Whistler area)	20	195	Nil
Kiska	2009-2011	Prospect-scale mapping	● 40 line-km of 2D induced polarization (Whistler area, Muddy Creek, Island Mountain) ● 224 line-km of 3D induced polarization (Whistler area) ● Island Mountain EM (635 line km at 100m line spacing)	315	1425	46

Results from airborne surveys were used by Kennecott to interpret geological contracts, fault structures and potential mineralization in the Whistler, Island Mountain and Muddy Creek areas. In particular, the airborne magnetic data showed that the Whistler Deposit displays a strong 900 metres by 700 metres positive magnetic Whistler Diorite intrusive complex in addition to a contribution from secondary magnetite alteration and veining associated with Au-Cu mineralization. This observation formed the basis for exploration targeting in the Whistler area. In 2011, Kiska commissioned a helicopter-borne AeroTEM survey over the Island Mountain area. The survey detected a large 1.5 kilometre long by 1.0 kilometre wide conductivity low anomaly on the southeast side of the Island Mountain area.

From 2004 to 2006, Kennecott completed 39.4 kilometres of 2D induced polarization geophysics in the Whistler area. Within this survey, two induced polarization lines were run over the Whistler Deposit magnetic anomaly and showed that mineralization is coincident with a strong chargeability anomaly. In 2007-2009, Geoinformatics completed 8.8 line kilometres of 2D induced polarization from six separate reconnaissance lines in the Whistler area targeting airborne magnetic highs. Anomalous results from this survey in the Raintree area led to the Raintree West discovery. This survey reaffirmed that the Whistler Deposit is coincident with a discrete 3D chargeability anomaly and showed that much of the Whistler area contains broad areas of anomalous chargeability.

In 2009, Kiska undertook a significant 2D and 3D induced polarization survey over most of the prospective areas in the Whistler, Island Mountain and Muddy Creek areas. In conjunction with the airborne magnetic data, these zones of anomalous chargeability formed the basis for exploration drilling in the Whistler area in 2010.

Current and/or Planned Activities

Exploration potential exists adjacent to the base case pit resource in the north, west and south directions as well as at depth. This is illustrated in Figure E-1 which shows the base case open pit and all modelled blocks above an Au Eq grade of 0.5 g/t.

Figure E-1

Figure E-1 – 3D View looking N25E– Modelled Blocks within and Adjacent to Base Case Pit above a 0.5 g/t Au Eq. Cut-off (MMTS, 2015).

Exploration drilling, property-wide airborne magnetic surveys and extensive Induced Polarization ground surveys have identified multiple porphyry prospects that warrant initial or further drill testing (Rainmaker, Raintree North, Round Mountain, Puntilla, Snow Ridge, Dagwood, Howell Zone, Super Conductor). The Muddy Creek area, underlain by the 65 Ma Composite Suite of intrusions, is geologically younger than the Whistler area, and represents a prospective area for Intrusion-Related gold mineralization.

Contemplated exploration activities on the Whistler Project area include:

●	Further step-out and infill drilling at Raintree West and Island Mountain to upgrade the resource classification and to potentially add new resources.

●	Construction of a geological model and mineral domains at Raintree West.

●	Preliminary metallurgical testwork for Raintree West.

●

Additional geological modelling and mineral domain definition at the Whistler Deposit in order to further determine potential lithological and structural controls on mineralization, with potential updates to the resource estimate.

●	The collection of additional specific gravity measurements from existing drill holes at all deposits to augment the database.

●	Additional in-fill drilling at the Whistler Deposit to upgrade the classification of Inferred to Indicated with 50 metre drill hole spacing.

●	Top-of-bedrock grid drilling in the Whistler area to define new targets.

●	A new and full review of all exploration data, with an outlook to review and rank all targets for further exploration drilling.

During the year ended November 30, 2018, the Company incurred $279,461 of expenditures on the Whistler Project, which included expenses associated with camp maintenance costs, professional fees and annual land fee payments.

In 2019, the Company intends to maintain the Whistler Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2019.

Drilling

A total of 70,198 metres of diamond drilling in 250 holds has been completed on the Whistler Project by Cominco, Kennecott, Geoinformatics and Kiska from 1986 to the end of 2011 (see Table E-2 below). Of these drill holes, 19,870 metres in 48 holes have been drilled in the Whistler Deposit area, 33,532 metres in 157 holes have been drilled on exploration targets beyond the Whistler Deposit in the Whistler area, 15,841 metres in 42 holes have been drilled in the Island Mountain area, and 955 metres in 3 holes have been drilled in the Muddy Creek area.

Table E-2 Summary of Diamond Drilling on the Whistler Property
Operator	Drill Target Area	No. Drillholes	Metres
Cominco (1986-1989)	Whistler Deposit	16	1,677
Total Cominco		16	1,677
Kennecott (2007-2008)	Whistler Deposit	15	7,953
	Whistler Area	18	4,227
	Island Mountain	2	269
Total Kennecott		35	12,449
Geoinformatics (2007-2008)	Whistler Deposit	12	5,784
	Whistler Area	6	1,841
Total Geoinformatics		18	7,625
Kiska (2009-2011)	Whistler Deposit	5	4,456
	Whistler Area	133	27,464
	Island Mountain	40	15,572
	Muddy Creek	3	955
Total Kiska		181	48,447
Total Whistler Deposit		48	19,870
Total Whistler Area		157	33,532
Total Island Mountain		42	15,841
Total Muddy Creek		3	955
Total All Operators		250	70,198

The Whistler Report documents the first ever resource estimates for the Raintree West and Island Mountain Deposits and is largely based on drilling by Kiska between 2009 and 2011. In addition, the Whistler Report includes a resource estimate for the Whistler gold-copper deposit which was completed by MMTS in the name of GoldMining (effective date of August 15, 2015). GCL reviewed the Whistler Deposit resource estimate and was of the opinion that the data, methods and results were appropriate for the deposit and that the results from MMTS were current.

The Raintree West Deposit is one of several porphyry centers identified on the Whistler Project. The deposit is located 1,500 metres east of the Whistler Deposit and is concealed by 5 to 15 metres of glacio-fluvial sediments. The deposit has been drilled over a strike length of 500 metres and to a depth of 700 metres; the deposit is up to 400 metres in width. The deposit is open along strike to the north and south, and at depth. Gold-copper mineralization is associated with quartz and magnetite stockwork zones hosted in potassic altered diorite porphyry intrusive rocks. The diorite porphyry host rocks, the mineralization style and the alteration associated with gold-copper mineralization are similar to the Whistler Deposit.

The Island Mountain Deposit occurs 23 km southwest of the Whistler Deposit. The deposit outcrops on the southwest slope of Island Mountain and has been drilled over a strike length of 300 metres and to a depth of 450 metres; the deposit is up to 400 metres in width. The deposit is open to depth and to the north where surface mapping, geochemistry and geophysics have identified coincident hydrothermal breccia, multi-element geochemical and magnetic anomalies for an additional 400 metres to the north.

Gold-copper mineralization is hosted by intrusive and hydrothermal breccia associated with strong sodic-calcic alteration, and gold-only mineralization is hosted by diorite porphyry with vein and disseminated pyrrhotite.

Sampling, Analysis and Data Verification

Sample preparation, analyses, and security protocols for exploration programs on the Whistler Project, including drilling at the Whistler, Raintree West and Island Mountain Deposits, were initially developed by Kennecott and subsequently adopted by Geoinformatics and Kiska. The following section is adapted from "Mineral Resource Estimation Whistler Copper-Gold Project, Alaska Range, Alaska", as prepared by SRK Consulting ("SRK") for Geoinformatics.

The core for the Cominco drilling was not available for data verification. However, it represents 8% of the total drilling at the Whistler Deposit primarily within 100 metres of surface and comparisons of assayed grades with subsequent drilling did not indicate any material bias.

The sample preparation and analytical procedures used by Cominco are not known. Core samples were assayed for gold, silver and copper and occasionally for a suite of eight other metals (arsenic, cobalt, iron, manganese, molybdenum, nickel, strontium and zinc) at an undetermined laboratory. It is not known if quality control samples were inserted into the sampling stream.

Kennecott sampling was conducted using documented procedures describing all aspects of the field sampling and sample description process, handling of samples, and preparation for dispatch to the assay laboratory.

Kennecott used a documented chain of custody procedure to monitor and track all sample shipments departing the base camp until the final delivery of the pulp to the assaying laboratory. The procedures include the use of security seals on containers used to ship samples, detailed work and shipping orders. Each transfer point is recorded on the chain of custody form until the final delivery of the pulp to the assay laboratory.

All soil, rock chips, core, and stream sediments samples were organized into batches of samples of a same type and prepared for submission to Alaska Assay Laboratories Inc. in Fairbanks, Alaska for preparation using standard preparation procedures (preparation and assay procedures for core samples is described below). This laboratory is part of the Alfred H. Knight Group an established international independent weighing, sampling and analysis service company.

Kennecott used two primary laboratories for assaying samples prepared by Alaska Assay Laboratories Inc. The samples collected during 2004 were assayed by Alaska Assay Laboratories Inc. in Fairbanks, Alaska. All pulverized samples collected in 2005 and 2006 were submitted to ALS Chemex in Vancouver, British Columbia for assaying. ALS Chemex is accredited to ISO 17025 by the Standards Council of Canada for a number of specific test procedures, including fire assay for gold with atomic absorption and gravimetric finish, multi-element inductively coupled plasma optical emission spectroscopy and atomic absorption assays for silver, copper, lead and zinc. ALS Chemex laboratories also participate in a number of international proficiency tests, such as those managed by CANMET and Geostats.

Kennecott used two secondary laboratories for check assaying. ALS Chemex re-assayed 191 pulp samples from the 2004 sampling programs. Acme was used as a secondary laboratory in 2005 and 2006. Acme is an ISO 17025 accredited laboratory.

Core samples were prepared for assaying using industry standard procedures. 500 grams of coarsely crushed core samples were pulverized to 90% passing a -200 mesh screen. 250 grams of rock samples were pulverized to 85% passing a -150 mesh screen. Pulverized core and rock samples collected in 2004 were assayed by Alaska Assay Laboratories in Fairbanks for gold using a fire assay procedure and atomic absorption finish (method code FA30) on 30 grams charges and for a suite of nine metals using an aqua regia digestion and inductively coupled plasma scan (method code ICP-2A). Core and rock samples collected after 2004 were assayed by ALS Chemex for gold by fire assay and atomic absorption finish (Au-AA23) on 30 gram sub-samples and for a suite of thirty-four elements (including copper and silver) by aqua regia digestion and ICP-AES (method code ME-ICP41) on 0.5 gram sub-samples. Elements exceeding concentration limits of ICP-AES were re-assayed by single element aqua regia digestion and atomic absorption spectrometry (method code element-AA46).

For the drilling samples, Kennecott used comprehensive quality control samples with all samples submitted for assaying. Each batch of twenty core samples submitted for assaying contained one sample blank, one of three project specific standards, a field duplicate and a coarse crushed duplicate. They were inserted blind to the assay laboratory except for the coarsely crushed sample duplicates that were inserted by the preparation laboratory.

All samples collected by Geoinformatics were submitted to Alaska Assay Laboratories for preparation. Pulps were submitted to ALS Chemex by the preparation laboratory for assaying. Geoinformatics used the sample preparation and assaying protocols and quality control measures developed by Kennecott. Gold was assayed by fire assay and atomic absorption finish (AuAA23) on 30 gram sub-samples and for a suite of thirty-four elements (including copper and silver) by aqua regia digestion and ICP-AES (method code ME-ICP41) on 0.5 gram sub-samples. Elements exceeding concentration limits of ICP-AES were re-assayed by single element aqua regia digestion and atomic absorption spectrometry (method code element-AA46).

In 2009, Kiska employed Alaska Assay in Fairbanks for drill core assay, but switched to ALS Chemex for the 2010 and 2011 drilling. The drill core preparation methods and analytical methods for all three seasons are listed below.

2009 Drilling (Alaska Assay):

●	Prep: dried, crushed to 70% -10 mesh, 250 gram split pulverized to 90% -150 mesh, and blended for assay.

●	FA-30: 30g fire-assay with AAS finish.

●	ICP-3A: three acid digestion following by ICP-AES (30-element).

2010 and 2011 Drilling (ALS Chemex):

●	CRU-31: fine crushing – 70% <2mm.

●	PUL-31: pulverize split to 85% <75 “m.

●	AU-AA23: Au 30g FA-AA finish.

●	ME-ICP61: 33 element four acid ICP-AES.

●	ME-OG62: Ore Grade Elements – Four acid ICP-AES.

●	CU-OG62: Ore Grade Cu – Four acid variable.

Quality control measures are typically set in place to ensure the reliability and trustworthiness of exploration data. This includes written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management and database integrity. Appropriate documentation of quality control measures and regular analysis of quality control data are important as a safeguard for project data and form the basis for the quality assurance program implemented during exploration.

Analytical control measures typically involve internal and external laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation and assaying. They are also important to prevent sample mix-up and monitor the voluntary or inadvertent contamination of samples. Assaying protocols typically involve regular duplicate and replicate assays and insertion of quality control samples to monitor the reliability of assaying results throughout the sampling and assaying process. Check assaying is typically performed as an additional reliability test of assaying results. This typically involves re-assaying a set number of sample rejects and pulps at a secondary umpire laboratory.

The exploration work conducted by Kennecott was carried out using a quality assurance and quality control program exceeding industry best practices as documented in a data management manual describing all aspects of the exploration data acquisition and management including mapping, surveying, drilling, sampling, sample security, assaying and database management.

For drilling, Kennecott implemented comprehensive external analytical quality control measures. Control samples were inserted in all batches of twenty core samples submitted for preparation and assaying at a rate of one blank, one project specific standard, one field duplicate, one coarsely crushed duplicate and one pulp replicate. The pulp duplicates were organized in batches of twenty-five to fifty samples and submitted by Alaska Assay Laboratories to the Acme Assay Laboratories for check assaying and screen tests. Kennecott also relied on the internal control measures implemented by the primary laboratory.

Two sample blanks were used by Kennecott. A barren andesite rock (OPPBLK-1) collected on outcrop (522,399 metres east and 6874,144 metres north; Nad27, zone 5) and a barren porphyritic andesite (WP-BLK-1) intersected in borehole 04-DD-WP-01. A blank sample (1-3 kilograms in weight) was usually inserted after a "mineralized" core sample at a rate of one in twenty samples.

For the Whistler Project, Kennecott fabricated three project specific standards (WPCO1, WP-MG1 and WP-HG1 from coarse rejects from two boreholes drilled at Whistler (WP04-04-17 and WH04-01-17). Coarse rejects from core samples were aggregated to create three composite samples yielding low, medium and high copper and gold values. Each composite sample was prepared by Alaska Assay Laboratory to yield homogenized pulverized samples. Five separate sub-samples of each standard were then submitted to five commercial laboratories for assaying. Each standard sample was assayed twice at each laboratory yielding fifty assay results that were analyzed to determine the tolerance intervals reported in the table below for each standard. Kiska utilized off-the-shelf Certified Reference Material from Ore Research & Exploration.

The quality control program developed by Kennecott was mature and overseen by appropriately qualified geologists. Geoinformatics and Kiska implemented the Kennecott procedures.

In the opinion of GCL, the exploration data collected by Kennecott, Geoinformatics and Kiska on the Whistler Project utilized adequate quality control procedures that generally meet or exceed industry best practices for a drilling stage exploration property.

Gary Giroux of GCL visited the Whistler Project on April 21, 2016. The purpose of the site visit was to examine the property and the areas of drilling, to review drill core and geological models that pertain to Raintree West, Island Mountain and the Whistler Deposits, and to review the sample preparation, handling and analysis procedures conducted by previous operators.

GCL conducted a series of routine verifications to ensure the reliability of the electronic data provided by the Company, and believes the electronic data is reliable. GCL visually examined assaying quality control data produced by Kiska and believe the data was reliable for resource estimation.

Mineral Processing and Metallurgical Testing

No metallurgical testing has been carried out on rocks from the Raintree West Deposit, however, given the similarities in geological setting, host rock, mineralization and alteration between Raintree West and the Whistler Deposits, it has been assumed that metallurgical processes and metal recoveries determined for the Whistler Deposit are a reasonable approximation for the Raintree West Deposit at this time. From the metallurgical testwork results and subsequent analysis reported in MMTS, the Whistler Deposit is metallurgically very amenable to a conventional flotation route to produce saleable high-quality copper concentrates with gold credits, despite the low head grade, and that the levels of recovery and upgrade for both copper and gold are relatively insensitive to feed grade. Metal recoveries reported for the Whistler Deposit resource estimate, and used here for Raintree West Deposit, include 85% for copper, 75% for gold and 75% for silver.

Metallurgical processing of samples from Island Mountain show excellent recovery rates (80%) and saleable Cu concentrate grades using conventional processing techniques. The Lower Zone (disseminated Pyrrhotite) composite sample achieved nearly 90% Au recovery through a combination of selective flotation and cyanidation of tailings. The upper composite sample (Actinolite-Magnetite breccia) achieved 75% Au recovery; further modification and optimization can be expected to greatly improve those results. Processing infrastructure contemplated at Whistler, including conventional milling and flotation followed by cyanide leaching of tailings, matches what would be required at Island Mountain based on this early testwork.

Mineral Resource Estimates

The Whistler Report documents the first ever resource estimates for the Raintree West Deposit and the Island Mountain Deposit and is largely based on drilling by Kiska between 2009 and 2011. In addition, this document includes a resource estimate for the Whistler gold-copper deposit which was completed by MMTS in the name of GoldMining (effective date of August 15, 2015), which is based largely on the historic resource estimate completed by MMTS for Kiska as documented in the NI 43-101 technical report with an effective date of March 17, 2011; no new sampling or drilling has been completed on the Whistler Deposit since March 17, 2011. The first resource estimate on the project (Whistler Deposit) was completed by SRK with an effective date of December 31, 2007.

The Raintree West Deposit is one of several porphyry centers identified on the Whistler Project. The deposit is located 1,500 metres east of the Whistler Deposit and is concealed by 5 to 15 metres of glacio-fluvial sediments. The deposit has been drilled over a strike length of 500 metres and to a depth of 700 metres; the deposit is up to 400 metres in width. The deposit is open along strike to the north and south, and at depth. Gold-copper mineralization is associated with quartz + magnetite stockwork zones hosted in potassic altered diorite porphyry intrusive rocks. The diorite porphyry host rocks, the mineralization style and the alteration associated with gold-copper mineralization are similar to the Whistler Deposit.

The Raintree West Deposit was modelled on a series of east-west cross-sections and a grade shell (0.1 g/t AuEq) representing the mineralization was constructed to constrain the resource estimate. Fourteen diamond drill holes totaling 7,078 metres were used to define the model. Given the limited geological information available due to the current density of drilling at Raintree West and its classification as a porphyry deposit type, the grade shell model was deemed a reasonable constraint on mineralization until further drilling enables the construction of a detailed geological model. Erratic high-grade outliers for gold, silver and copper were capped within the mineralized and waste solids. Composites 5 metres in length were formed within each of the domains that honoured the domain boundaries.

Variography was used to model the grade continuity and to determine the search ellipse orientations and dimensions for interpolation. Ordinary kriging was used to estimate gold, silver and copper into blocks measuring 10 by 10 by 10 metres in dimension. A total of 39 samples within the mineralized solid had specific gravity measurements, which were used to convert volumes to tonnes. The blocks were classified as Inferred based on the limited amount of drilling. For the near surface mineralization (above 250 metres elevation), a 0.30 g/t gold equivalent cut-off grade was chosen as a possible open pit cut-off based on studies completed at the nearby Whistler Deposit. For the deeper mineralization (below 100 metres elevation), a 0.60 g/t gold equivalent cut-off grade was chosen as a possible block cave cut-off based on the New Afton mine in British Columbia, that is currently in production and using a similar mining method. Validation of the model was completed by comparison of the block model and drill hole grades by visual inspections in section and plan across the deposit.

Table E-3 Raintree West NI 43-101 inferred resource estimate above 250 metre elevation.
Cut-off AuEq (g/t)	Tonnes (Mt)	Grade				Contained Metal
		Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (Moz)	Ag (Moz)	Cu (Mlbs)	AuEq (Moz)
0.25	38,620,000	0.36	5.09	0.05	0.50	0.452	6.320	42.58	0.625
0.30	31,680,000	0.40	5.39	0.06	0.55	0.409	5.490	41.91	0.563
0.35	26,980,000	0.43	5.66	0.07	0.59	0.376	4.910	41.64	0.514
0.40	22,940,000	0.46	5.93	0.07	0.63	0.341	4.374	35.41	0.465
0.45	18,920,000	0.50	6.21	0.07	0.68	0.303	3.777	29.20	0.411
0.50	15,340,000	0.54	6.45	0.08	0.72	0.264	3.181	27.06	0.356
0.55	12,310,000	0.58	6.67	0.08	0.77	0.228	2.640	21.71	0.305
0.60	9,800,000	0.62	6.85	0.08	0.82	0.196	2.158	17.29	0.259
0.65	7,840,000	0.67	7.02	0.09	0.87	0.168	1.769	15.56	0.220
0.70	6,210,000	0.71	7.17	0.09	0.92	0.142	1.432	12.32	0.184
0.75	4,780,000	0.77	7.24	0.09	0.98	0.118	1.113	9.49	0.151
0.80	3,650,000	0.83	7.22	0.09	1.05	0.097	0.847	7.24	0.123

Table E-4 Raintree West NI 43-101 inferred resource estimate below 100 metre elevation
Cut-off AuEq (g/t)	Tonnes (Mt)	Grade				Contained Metal
		Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (Moz)	Ag (Moz)	Cu (Mlbs)	AuEq (Moz)
0.50	64,460,000	0.63	3.76	0.09	0.80	1.295	7.792	127.92	1.652
0.55	57,470,000	0.65	3.77	0.10	0.83	1.208	6.966	126.72	1.534
0.60	51,760,000	0.68	3.74	0.10	0.86	1.130	6.224	114.13	1.428
0.65	46,360,000	0.70	3.71	0.10	0.89	1.048	5.530	102.22	1.321
0.70	40,780,000	0.73	3.70	0.11	0.91	0.954	4.851	98.91	1.198
0.75	35,290,000	0.75	3.72	0.11	0.94	0.855	4.221	85.60	1.071
0.80	29,750,000	0.78	3.76	0.11	0.98	0.746	3.596	72.16	0.933

________________

Table E-3 and Table E-4 Notes:

1.	Gold-equivalent grade assumes metal prices of US$1,250/oz gold, US$16.50/oz silver and US$2.10/lb copper and recoveries of 75% for gold, 85% for copper and 75% for silver.
2.

A 0.30 g/t gold equivalent cut-off has been highlighted for material above 250 metre elevation based on the nearby Whistler Deposit while a 0.60 g/t gold equivalent cut-off has been highlighted for material below the 100 metre elevation as a possible block cave cut-off based on New Afton Mines in southern British Columbia.

3.	Totals may not represent the sum of the parts due to rounding.
4.	The Mineral Resources have been prepared by GCL. in conformity with "CIM Definition Standards for Mineral Resources and Mineral Reserves 2014".

The Island Mountain Deposit occurs 23 kilometres southwest of the Whistler Deposit. The deposit outcrops on the southwest slope of Island Mountain and has been drilled over a strike length of 300 metres and to a depth of 450 metres; the deposit is up to 400 metres in width. The deposit is open to depth and to the north where surface mapping, geochemistry and geophysics have identified coincident hydrothermal breccia, multi-element geochemical and magnetic anomalies for an additional 400 metres to the north.

Gold-copper mineralization is hosted by intrusive and hydrothermal breccia associated with strong sodic-calcic alteration, and gold-only mineralization is hosted by diorite porphyry with vein and disseminated pyrrhotite.

The Island Mountain deposit was first modelled on a series of cross-sections, followed by longitudinal sections and plans for both lithology and alteration/mineralization and, from this, a geologic solids model was produced to constrain the resource estimate. A total of 8 mineralized geologic domains were modelled. Thirty-four diamond drill holes totaling 12,668 metres were used to define the model.

Erratic high grade outliers for gold, silver and copper were capped within each of the geologic domains. Composites 5 metres in length were formed within each of the domains that honoured the domain boundaries. Variography was used to model the grade continuity and to determine the search ellipse orientations and dimensions for interpolation. Ordinary kriging was used to estimate gold, silver and copper into blocks measuring 10 by 10 by 10 metres in dimension. A total of 218 samples had specific gravity measurements, which were subdivided into domains to convert volumes to tonnes.

The blocks were classified as Indicated or Inferred based on grade continuity as measured by semivariograms. A 0.30 g/t gold equivalent cut-off grade was chosen as a possible open pit cut-off based on studies completed at the nearby Whistler Deposit. Validation of the model was completed by comparison of the block model and drill hole grades by visual inspections in section and plan across the deposit.

Table E-5 Island Mountain NI 43-101 indicated resource estimate at various cut-off grades.
Cut-off AuEq(1),(2) (g/t)	Tonnes > Cut-off (tonnes)	Grade > Cut-off				Contained Metal
		Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (Moz)	Ag (Moz)	Cu (Million lbs)	AuEq (Moz)
0.25	42,500,000	0.42	1.02	0.05	0.47	0.570	1.394	46.86	0.646
0.30	31,080,000	0.49	1.10	0.06	0.55	0.485	1.099	41.12	0.547
0.35	23,410,000	0.55	1.20	0.06	0.62	0.415	0.903	30.97	0.467
0.40	18,200,000	0.62	1.32	0.07	0.69	0.360	0.772	28.09	0.405
0.45	14,660,000	0.67	1.43	0.08	0.76	0.317	0.674	25.86	0.356
0.50	12,120,000	0.73	1.55	0.08	0.82	0.283	0.604	21.38	0.318
0.55	10,260,000	0.77	1.65	0.09	0.87	0.255	0.544	20.36	0.287
0.60	8,780,000	0.82	1.74	0.09	0.92	0.230	0.491	17.42	0.259
0.65	7,600,000	0.86	1.80	0.10	0.96	0.210	0.440	16.76	0.236
0.70	6,480,000	0.91	1.83	0.10	1.02	0.189	0.381	14.29	0.211
0.75	5,580,000	0.95	1.85	0.10	1.06	0.171	0.332	12.30	0.191
0.80	4,740,000	1.00	1.87	0.10	1.11	0.153	0.285	10.45	0.170

Table E-6 Island Mountain NI 43-101 inferred resource estimate at various cut-off grades.
Cut-off AuEq(1),(2) (g/t)	Tonnes > Cut-off (tonnes)	Grade > Cut-off				Contained Metal
		Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (Moz)	Ag (Moz)	Cu (Million lbs)	AuEq (Moz)
0.25	104,030,000	0.42	0.96	0.05	0.47	1.408	3.211	114.69	1.582
0.30	82,020,000	0.47	1.02	0.05	0.53	1.237	2.690	90.43	1.390
0.35	63,560,000	0.52	1.10	0.06	0.59	1.069	2.248	84.09	1.197
0.40	48,840,000	0.58	1.20	0.06	0.65	0.912	1.884	64.62	1.021
0.45	39,000,000	0.63	1.31	0.07	0.71	0.792	1.643	60.20	0.886
0.50	31,970,000	0.68	1.40	0.07	0.76	0.697	1.439	49.35	0.780
0.55	27,440,000	0.71	1.46	0.08	0.80	0.630	1.288	48.40	0.704
0.60	23,180,000	0.75	1.52	0.08	0.84	0.560	1.133	40.89	0.625
0.65	19,770,000	0.79	1.56	0.08	0.88	0.500	0.992	34.87	0.557
0.70	16,830,000	0.82	1.61	0.08	0.91	0.443	0.871	29.69	0.493
0.75	13,730,000	0.86	1.68	0.09	0.95	0.378	0.742	27.25	0.421
0.80	10,550,000	0.91	1.78	0.09	1.01	0.307	0.604	20.94	0.342

________________

Table E-5 and Table E-6 Notes:

1.

Gold-equivalent grade assumes metal prices of US$1,250/oz gold, US$16.50/oz silver and US$2.10/lb copper and recoveries of 90% for gold (cyanide), 80% for copper (flotation) and 25% silver (recovery in copper concentrate).

2.	A 0.30 g/t gold equivalent has been highlighted as a possible open pit cut-off based on studies completed at the nearby Whistler Deposit.
3.	Totals may not represent the sum of the parts due to rounding.
4.	The Mineral Resources have been prepared by GCL in conformity with "CIM Definition Standards for Mineral Resources and Mineral Reserves 2014".

The Whistler Deposit is a structurally controlled porphyry deposit with Au, Cu and Ag as the primary economic metals. There are at least three intrusive phases recognized at the Whistler Deposit, the earliest, Main Stage Porphyry ("MSP"), being that of principal mineralization. A major northwest trending fault (the "Divide Fault") is used to segregate the mineralization into two domains prior to grade interpolation. There is some evidence that lateral offsets of as much as 100 metres may have occurred along this fault.

Statistical analyses (cumulative probability plots, histograms, classic statistical values) of the assay data are used to confirm the domain selection, to decide if capping is necessary, and to determine the extent of non-mineralized zones within the diorite solid. Assay data was composited into 5 metre intervals, honoring the domain boundaries, with composite statistics also compiled for comparisons. The composites are then used to create relative variograms for Au, Cu, and Ag grades using the MSDA module of the MineSight software, thus establishing rotation and search parameters for the block model interpolation.

Validation of the model is completed by comparison of the block values with de-clustered composite values, with values interpolated by inverse distance, by the use of swath plots, as well by a visual inspection in section and plan across the project area.

Specific gravity values are based on 21 measurements by ALS Chemex to give an average density of 2.72 for ore, and 2.60 for waste.

The resource has been interpolated and classified based on variogram modeling.

Table E-7 Summary of Search Parameters for Interpolation and Classification of the Resource
Search Parameter	Pass 1	Pass 2
Resource Classification	Indicated	Inferred
Search Distance	½ Range	Range
Minimum # Comps	4	3
Maximum # Comps	9	9
Maximum # Comps/Hole	3	2
Max # Comps/Split Quadrant	6	7

Classification is based on the variogram parameters, and restrictions on the number of composites and drillholes used in each pass of the interpolation, as indicated in Table E-7. The definition of Indicated and Inferred used to classify the resource is in accordance with that of the CIM Definition Standards.

The pit delineated resource is given in Table E-8, for a range of NSR cut-offs with the base case cut-off of $7.50/tonne highlighted. Process recoveries, as well as mining, processing and off site costs have been applied in order to determine that the pit resource has a reasonable prospect of economic extraction. The $7.50/tonne cut-off (an AuEq grade of approximately 0.3 g/t at the base case prices) yields an Indicated resource of 79.2 Mt at 0.51 g/t gold, 0.17% copper and 1.97 g/t silver (2.25 Moz AuEq.) and an Inferred resource of 145.8 Mt at 0.40 g/t gold, 0.15% copper and 1.75 g/t silver (3.35 Moz AuEq). The mining, processing and off site costs used here are estimates and may not represent actual costs.

There are no known significant environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors that could materially affect the resource estimate.

Table E-8 Summary of Pit Delineated Resource1, Whistler Deposit
Class	NSR2 Cut-off ($/tonne)	Tonnes (Mt)	In situ Grades				Total Modelled Metal
			NSR ($/tonne)	Au (g/t)	Cu (%)	Ag (g/t)	Au (Moz)	Ag (Moz)	Cu (Mlbs)
Indicated	7.50	79.2	21.95	0.51	0.17	1.97	1.28	5.03	302
	10.00	69.8	23.77	0.56	0.18	2.06	1.24	4.61	282
	12.50	60.7	25.64	0.61	0.19	2.13	1.19	4.15	259
	15.00	51.7	27.72	0.67	0.20	2.19	1.12	3.63	232
	17.50	43.3	29.95	0.74	0.21	2.26	1.03	3.14	203
	20.00	35.6	32.36	0.82	0.22	2.35	0.94	2.68	176
	22.50	29.6	34.65	0.89	0.23	2.40	0.85	2.28	152
	25.00	24.0	37.22	0.98	0.24	2.49	0.75	1.91	129
Inferred	7.50	145.8	17.78	0.40	0.15	1.75	1.85	8.21	467
	10.00	123.1	19.56	0.45	0.16	1.83	1.76	7.23	423
	12.50	100.1	21.48	0.50	0.17	1.91	1.61	6.13	365
	15.00	79.0	23.55	0.57	0.18	1.98	1.43	5.00	306
	17.50	59.0	26.03	0.64	0.19	2.10	1.21	3.98	243
	20.00	43.1	28.74	0.73	0.20	2.25	1.01	3.11	188
	22.50	31.6	31.50	0.82	0.21	2.35	0.83	2.38	146
	25.00	23.0	34.41	0.91	0.22	2.47	0.67	1.82	112

________________

Notes:

1.	Reported within a conceptual pit shell (45 degree pit slope angle) and based on a cut-off grade of $7.5/t adjusted for metallurgical recovery and offsite costs.
2.

NSPs used to define the resource are based on 75 percent recovery for gold and silver; 85 percent recovery for copper; US$990 per ounce gold, US$15.40 per ounce silver and US$2.91 per pound of copper and an exchange rate of 0.92 $US/$CDN.

Exploration potential exists adjacent to the base case pit resource in the north, west and south directions as well as at depth.

La Mina Project

The La Mina Project is a gold-copper exploration project located in Antioquia Department, Colombia. A total of seven prospects have been identified to date, including the La Cantera, Middle Zone and La Garrucha and El Limon, and a total of 106 diamond drill holes, totaling 36,816 metres, have been drilled. The Company acquired a 100% interest in the La Mina Project through a plan of arrangement between the Company and Bellhaven, completed on May 30, 2017.

On May 31, 2018, the Fredonia Municipal Council passed a resolution in favor of restricting mining in the municipality, which was signed by the mayor of Fredonia on June 9, 2018, whereby it was considered to be enacted.  The resolution was rejected by the Governor of Antioquia and now is before the Administrative Tribunal of Antioquia.  The Company presented documentation in support of the Governor's objections and awaits the judicial process and ruling.  The Company has reviewed the municipality's actions with its legal advisors and believes that any municipal ban would be unconstitutional.  In the event the resolution passes, the Company will vigorously defend its rights to the La Mina Project through the higher courts of Colombia. There can be no assurance as to the outcome of any such referendums, or whether any related legal proceedings will be determined in favour of the Company.

The following information is condensed and extracted from the technical report titled "NI 43-101 Technical Report, Bellhaven, La Mina, Antioquia, Republic of Colombia", and was prepared by Scott E. Wilson, C.P.G. of Metal Mining Consultants, Inc. ("MMC"), dated December 8, 2016, with an effective date of October 24, 2016 (the "La Mina Report"). Scott E. Wilson is a Qualified Person and is independent of Bellhaven and the Company.

Property, Description, Location and Access

The La Mina Project consists of two properties: (1) the 1,794 hectare La Mina Colombian mineral exploration licence identified as Exploration Licence L5263005 (the "5263 Concession") and (2) the 1,416 hectare La Garrucha earn-in agreement licence with Exploration Licence HHMM04 (the "6355B Concession", and together with the 5263 Concession, the "Concessions"). The Company owns 100% of the La Mina Project.

The Concessions are located near Medellin in the Department of Antioquia, Colombia approximately 500 kilometres north-west of the Colombia's federal capital of Bogota. This region has a long history of gold mining extending back several centuries. Now several parts of Antioquia are among the most active gold exploration regions in Colombia.

The closest settlement, La Mina, lies immediately adjacent to the La Mina Project. The larger town of Venecia, approximately 11 kilometres from the project, provides a source of supplies and logistical support for the project, rural farming activities, and for several small underground coal-mining operations in the near area.

The 5263 Concession was granted by the Instituto Colombiana de Geologia y Minera ("INGEOMINAS") to Alejandro Montoya-Palacios ("Montoya") in early 2000 as an Exploration Concession under the mining code of the country which grants the operator the right to explore over a three-year renewable period under certain conditions for an additional two years including submission of a work plan known as a "Plan de Trabajo de Inversión", or PTI.

The 6355B Concession, now owned by Bellhaven but originally owned by AGA Colombia, was optioned by Bellhaven in 2013 to explore an Au-Cu porphyry deposit indicated by the surface and drilling exploration in 2011 and 2012 respectively. This contract was renegotiated on March 7, 2015. As a result Bellhaven owns the 6355B Concession. Bellhaven will pay AGA Colombia US$1 per reserve ounce declared in a bankable feasibility study, or present at the start of mining construction, whichever comes first.

Bellhaven signed an additional agreement with B2Gold Corp. ("B2Gold") regarding purchase of the surface rights over 60 hectares around the exploration camp site and immediate project area; this allowed Aurum Exploration Inc. Columbia ("Aurum") to acquire these surface rights for a total of US$470,000 over a 3-year period.

During 2012, Bellhaven also acquired additional surface rights over the El Limon target. In April, Bellhaven contracted with a private vendor for the purchase of 100% interest in a surface property encompassing 9.75 hectares to the north of the Middle Zone. The property acquisition closed in the third quarter of 2012 for a total purchase price of US$15,315 in cash.

While the Company owns a considerable area of surface rights over the La Cantera and Middle Zone deposits, it has also secured surface access agreements with other property owners in the La Garrucha area of planned exploration and drilling. Additional surface rights may be necessary for the establishment of a commercial mining project.

The La Mina Project area is surrounded by gravel roads which connect a rural farm population to various nearby population centers, including Medellin which is a large cosmopolitan city. Various small towns, including Bolombolo and La Pintada are located within a two-hour drive of the project area.

The La Mina Project is accessible by a paved highway 30 kilometres southwest of Medellin to the junction with a gravel road that leads 11 kilometres to the property. Total travel time by road from Medellin is approximately 2.0 to 2.5 hours depending on road conditions and traffic around Medellin.

History

The Antioquia district of Colombia where the La Mina Project is located has been a source of gold mining that dates back several centuries to pre-Colombian times. Small-scale artisanal mining, some from hardrock sources and some from alluvial deposits, were common throughout the district and so "pirquieniero" prospectors were likely active throughout the Central Cordillera district on either flank of the River Cauca.

The general area around the La Mina Project was noted in early regional survey work by the Colombian mines department, INGEOMINAS and this led to the staking of ground by the original owner, Montoya in 2000.

Historical research has revealed local knowledge of several adits that targeted gold in the vicinity of the Middle Zone prospect. At one point, these mines were reportedly managed by a small-scale mining company from England. Artisanal miners exploited several streams originating from the resource areas in the past, a very small number of which are still active today. No records of production are known to exist, though different sources corroborate that mining activity dates back to at least the 1920s. The amount of artisanal mining production is believed to be very small.

In the early 2000s, AngloGold Ashanti ("AGA") carried out broad-scale geochemical and other exploration programs throughout this district of Colombia and was responsible for the initial discovery of copper-gold mineralization on surface at the La Cantera outcrop. In 2006, AGA drilled six holes into the La Cantera target, four of which successfully intercepted the gold-copper porphyry stock with mineralized intercepts of 50 to100 metres.

In 2007, AGA formed the joint venture company, Avasca Ventures Ltd. ("Avasca") with Bema Gold Corporation ("Bema Gold") (subsequently transferred to B2Gold) who continued with further surface geochemistry and geophysics north and south from the La Cantera discovery, as well as further west over a prominent North-South trending magnetic ridge feature identified from aerial geophysics flown by Avasca in 2007.

The early exploration work at La Mina by AGA beginning in 2002 and later in 2005-2008 by the Avasca focused on the principal La Cantera Zone. These programs consisted of:

●	regional mapping: 1:20,000 scale;

●	property-scale geological mapping: 1:10,000 scale;

●	geochemical sampling, soils and rock;

●	trenching;

●	geophysical surveys: aerial magnetic and radiometrics;

●	drilling: six core holes totaling 1,453 metres (mid-2006);

●	at the end of 2007, a regional airborne magnetic/radiometric survey was completed over the Property and neighboring ground; and

●	in early 2008, the aerial geophysics was followed by additional auger soil and rock geochemical sampling programs over the anomalies.

Various sampling methods have been used to explore the La Mina Project, as follows:

●	regional-scale soil and rock/trench sampling carried out by AGA in 2002 which led to the discovery of the porphyry mineralization at the La Cantera zone; and

●

in 2007/2008, additional soil sampling was completed by the Avasca joint venture over the aeromagnetic anomalies identified from their aerial geophysics (2007). This soil sampling was completed on an irregular grid, widely spaced over the entire 1,794 hectare property area (123 samples), but principally focused on the area around the La Cantera prospect and immediate vicinity (~1 kilometre by 1 kilometre). A later rock sampling program in 2008 collected 857 samples on a 100 metre standard grid and focused on La Cantera and some nearby magnetic anomalies.

Six AGA drill holes were completed in and around the La Mina porphyry (later re-named the La Cantera Stock), with Holes 2 and 5 yielding 90 metre plus intercepts of greater than 1.0 g/t Au and good copper grades at shallow depths. Drill Holes 4 and 6 also contained significant values located near the surface; however Holes 1 and 3 were drilled off target to the west and did not encounter any mineralization of interest.

Table F-1 AGA Drill Results
Drill Hole	Dip	Total Depth	Specific Intercepts
Name	Degree	M	Thickness (m)	Au g/t/Cu%
LM-01	-60.5	258	No Significant Intercepts
LM-02	-58.5	189	152	0.82/0.26
LM-03	-60.5	201	No Significant Intercepts
LM-04	-60	250	106	0.32/0.21
LM-05	-60	252	106	1.11/0.40
LM-06	-60	304	122	0.40/0.24

Geological Setting, Mineralization and Deposit Types

The La Mina Project is located along the eastern margin of the western Cordillera in the Andean System. The La Mina region lies within the Romeral terrane, an oceanic mélange comprised of metamorphosed mafic to ultramafic complexes, ophiolitie sequences, and oceanic sedimentary rocks of probable Late Jurassic to Early Cretaceous age. This terrane was accreted to the continental margin along the Romeral Fault, which lies east of the River Cauca, in the Aptian (125 to 110 Ma). Movement on the Romeral Fault was dextral indicating that terrane accretion was highly oblique from the southwest. The Romeral Fault zone is marked by dismembered ophiolitic rocks, including glaucophane schist, in a tectonic mélange and is interpreted as a terrane suture marking an old subduction zone. The resulting suture zone and mélange-related rocks can be traced for over 1,000 kilometres along the northern Andes. The Romeral terrane is bounded on the west side by the Cauca Fault. Further west, additional oceanic and island arc terranes were subsequently accreted to the Western Cordillera in the Paleogene and Neogene periods, culminating in the on-going collision of the Choco (or Panamá) arc since the late Miocene. This reactivated the Cauca and Romeral faults with left lateral and reverse. The original structure of the Romeral fault system has been modified by various post-Romeral tectonic events.

Following accretion, the Romeral terrane was overlain unconformably by siliciclastic, continentally derived sediments of the Oligocene to Lower Miocene Amagá Formation. The Amagá Formation, comprises basal conglomerates, sandstones, siltstones, shales, and local coal seams. These sedimentary rocks are overlain by a thick sequence of volcanic and sedimentary rocks of the Late Miocene Combia Formation. The Combia Formation is divided into a Lower Member of basalt and andesite lava flows, agglomerates, and tuffs, and an Upper Member of conglomerates, sandstones, and crystal and lithic tuffs. The Combia Formation volcanic rocks were associated with at least one Middle to Late Miocene volcanic arc emplaced into the Romeral terrane basement rocks during this time period. Also associated with latest stages of arc formation was the syntectonic emplacement of a series of shallow-level intrusive rocks, including poly-phase hypabyssal stocks, dikes and sills of dioritic, granodioritic, and monzonitic composition. These intrusive rocks cut all of the aforementioned sedimentary and volcanic units of the Amaga and Combia Formations. K-Ar whole-rock ages for the intrusive rocks range from 8 to 6 Ma. The Combia Formation and accompanying hypabyssal intrusive rocks are well represented along a 100-kilometre by 20-kilometre north-south trending belt extending from Anserma in the south to Jerico, Fredonia and Titiribi, located to the north of the La Mina Project. Following the early accretionary events, the region was subjected to compressional deformation during the Early-Middle Miocene and Middle-Late Miocene. In both cases the deformation was related to additional accretionary tectonic events taking place to the west along the active Pacific margin. The structural architecture of the Romeral fault and mélange system is essentially that of a 10+ kilometre wide series of north-south striking, vertically dipping, and dextral transcurrent faults. Virtually all lithologic contacts within the Romeral basement rocks are structural in nature and are characterized by abundant shearing, mylonitization, and the formation of clay-rich fault gouge. Structural reactivation during the Miocene resulted in orthogonal compression accompanied by mostly west-directed (back) thrusting and high angle reverse fault development in the basement rocks. The Amaga Formation was deformed primarily into generally open, upright folds; local tilting and near isoclinal folds were associated with the west-directed thrust faults. The Combia Formation records both tilting and open folding. Both the Amaga and Combia Formations exhibit moderate to strong diapiric doming where affected by the emplacement of the Miocene suite of intrusive rocks. north-south, northeast-southwest, northwest-southeast and east-west striking conjugate shearing and dilational fracturing affect all of the above geologic units.

The La Mina Project lies within the Middle Cauca Belt of Miocene-age volcano-plutonic rocks of central Colombia. This belt hosts several significant porphyry gold or copper-gold disseminated deposits such as La Colosa, Titiribi, Quebradona, and Quinchia, as well as large epithermal gold districts such as Marmato.

The immediate area around the La Mina Project is underlain by country rocks consisting of a series of basaltic volcanic rocks (Barroso Formation – oceanic tholeiitic basalts, dolerites, tuffs, etc), sedimentary rocks of the Amagá Formation, and an upper Combia Formation of basalts and andesitic basalts interlayered with volcaniclastic rocks and coarse-grained sedimentary rocks (conglomerates, arenites).

At the project scale, the key host rocks for the porphyry-related gold, copper, and silver mineralization are the intermediate composition volcanic rocks of the Combia Formation and the sub-volcanic breccias and related shallow level, porphyries which have intruded the Combia Formation. The Combia Formation developed within a Late Miocene magmatic arc that is interpreted to have included an early quiescent stage of volcanism and a later explosive event of wider extent.

Localized intrusive centers (e.g., La Cantera, Middle Zone, El Limon, and La Garrucha) comprise a series of intermediate composition porphyries and related intrusive (emplacement) breccias. The structural controls for these intrusive centers appears to have been provided by north-south, northeast-southwest and/or northwest-southeast trending, high-angle fault systems associated with the major Cauca River structure to the west of the La Mina Project.

La Cantera and Middle Zone Prospect Geology and Mineralization

La Cantera and Middle Zone constitute two of the four drill-tested mineralized porphyry intrusive and breccia bodies on the La Mina property. In both deposits, the intrusive centers are characterized by a series of porphyry stocks and related breccias that together make up porphyry copper-gold deposits. In the case of La Cantera, the core of the deposit is cut out by a late, barren porphyritic stock resulting in a "doughnut" pattern (plan view) whereby the copper and gold-bearing rocks form a concentric pattern around the late, barren porphyritic stock. In the case of Middle Zone, the barren core is an amorphous feature that appears to have intruded preferentially along pre-existing planes of weakness. Various intrusive/breccias phases were involved in development of the porphyry deposits along with multi-phase alteration-mineralization events, as most-often expressed by pronounced densities of veinlets crosscutting the diamond drill core. Hydrothermal magnetite is an important gangue mineral associated with gold and copper, and potassic alteration is an important alteration type associated with gold and copper.

The La Cantera deposit is slightly elliptical in plan view (long axis northwest-southeast), measuring approximately 200 metres by 190 metres in plan view on surface with a depth extent of 350-600 metres based on the results from 26 drill holes. Average grades are close to 0.9 g/t Au with 0.3% Cu and 1.7 g/t Ag.

The Middle Zone deposit lies approximately 400 metres north of La Cantera, and consists of a more pronounced elliptical body in plan view (long axis northeast-southwest), which remains open at depths of over 600 metres, based on the results of 54 drill holes. Faults appear to have offset the western and eastern lobes of mineralization. Faults also appear to delimit the western edge. Mineralization here is of two types. The first is characterized by a high copper-gold ratio, similar to what is observed at La Cantera. The second is characterized by high gold with relatively low copper. Overall, the grades are lower than that of La Cantera, close to 0.5 g/t Au with 0.1%-0.2% Cu, over true widths of up to 100 metres.

La Garrucha Prospect Geology and Mineralization

As of the date of the La Mina Report, the La Garrucha prospect was the exploration focus of Bellhaven at the La Mina Project. Routine surface mapping and sampling in 2011 indicated the presence of porphyritic intrusive rocks containing Au values up to 1.5g/t Au in outcrop. Initial diamond drilling commenced in July 2011 with six drill holes (LME- 1037, LME-1039, LME-1040, LME-1042, LME-1044 and LME-1047) completed. At the time drill holes were stopped before crossing the boundary of the adjacent AGA licence area to the east of the L5263 Concession. The 2011 drilling indicated the presence of significant porphyry-style alteration and mineralization. A second drilling campaign of five drill holes (LME-1095, LME-1096, LME-1097 and LME-1098) in 2012 successfully intersected high-grade porphyry-style mineralization in hole LME- 1096 and an intensely altered new (G4) porphyry, within the last ten metres of drill core averaging 1.09g/t Au and 0.20% Cu.

Systematic soil sampling, surface mapping, and rock-channel sampling further defined the most prospective area of porphyry mineralization to guide diamond drilling. Diamond drilling at La Garrucha resumed in May 2013 and seven holes were completed.

Porphyry-related alteration and mineralization at the La Garrucha prospect outcrops in some areas along stream beds and areas of steep topographic relief. Results from diamond drilling to date suggests that the elongated (330˚ azimuth) core of the airborne magnetic anomaly outlines the surface projection of the area containing mineralized G2 and G4 porphyries. Porphyry-related alteration and mineralization has been traced from surface to a depth of 500 metres over a width of some 200 metres and is open at depth.

The porphyry complex at La Garrucha consists of at least three distinct porphyry events consisting of G1, G2 and G4 and their respective intrusive and contact breccias. The earliest porphyry, G1, intruded Combia Formation volcanic rocks. G1 event breccias occur near the volcanic contact and contains clasts of volcanic rock and G1 porphyry. Local zones of G1 auto breccia occur within the G1 porphyry. G2 porphyry intrudes the G1 and G1 breccias. G1 occurs as well crystallized porphyry, dykes, auto breccia and contact breccia with G1 porphyry. The G4 porphyry is believed to be the core of the porphyry complex at La Garrucha and hosts much of the Au-Cu mineralization. Similar to G2 porphyry G4 breccias form within and along the margins of the G4 porphyry. Core logging suggests the G2 porphyry may span the period of time from the intrusion of G1 to post G4 emplacement. Neither the G2 nor G4 pophyry appears to have come in contact with the volcanic Combia rocks.

La Garrucha appears thus far to be more structurally similar to La Cantera in that it does not appear to be broken up by cross faults like the Middle Zone. However, throughout the porphyry complex, there are numerous steep angle fault zones often exhibiting clay gouge over several metres either side of the fault. Occasionally, however, the faults exhibit intensely crushed and fractured rock rather than gouge over several metres. Faults are frequently observed along lithologic contacts particularly between porphyries and breccia. No significant fault offsets are known as of the date of the La Mina Report.

El Limon Prospect Geology and Mineralization

The El Limon complex measures approximately 800 metres in diameter of a sub-circular shape in plan view. The El Limon porphyry complex partially encircles the Middle Zone to the north, west and south. Within the complex are two known mineralizing porphyry systems, the Middle Zone prospect and the El Limon prospect. Argillic and propylitic alternation assemblages occur high in the system at the El Limon prospect. A possible explosive diatreme at El Limon suggests that the El Limon prospect porphyry is situated high vertically in the porphyry system. This may account for why the El Limon prospect is weakly mineralized. It may well be that higher grades of gold and copper occur at depth where a possible potassic alteration zone occurs associated with an undiscovered porphyry stock.

Exploration

Since acquiring an option on the La Mina Project in mid-2010, Bellhaven had advanced exploration by conducting detailed mapping and trenching at La Cantera and Middle Zone, mapping and channel sampling at La Garrucha, mapping, rock-chip sampling and trenching throughout the project area, various ground geophysical surveys, and re-logging and re-interpretation of drill core from previous drilling campaigns. Furthermore, two airborne magnetic surveys had been flown over the La Mina Project at no cost to Bellhaven. Ground magnetic follow-up surveys of geologically favorable areas was completed in mid-2012 and an airborne ZTEM survey was flown over much of the La Mina and La Garrucha licences in late 2012. All of these data have been incorporated into the geophysical evaluation. Through July 2016, Bellhaven completed a total of 106 drill holes for a total of 36,694 metres. This drilling is summarized in Table F-2.

Table F-2 Drilling Completed by Bellhaven at the La Mina Project
Area	Drill Holes	Metres
La Cantera	26	8,327
Middle Zone	54	18,803
El Limon	9	2,923
La Garrucha	17	6,641

Within the La Mina Project, there are a total of seven zones of interest for copper-gold mineralization. Three of these zones are at least partially drill tested and have combined geological, geochemical and geophysical attributes that suggest that they have potential to host economic gold-copper mineralization (La Cantera, Middle Zone, and La Garrucha). Another zone (El Limon) has been cut by eight drill holes. Results of El Limon reported limited low grade Au-Cu mineralization but not of the size and tenor to warrant additional exploration. Two other prospects (El Oso and Media Luna) exhibit amenable geophysical and geochemical characteristics and are also considered to be highly prospective.

Bellhaven's drilling programs were carried out by Kluane Colombia S.A., a subsidiary of the Canadian drill contractor Kluane Drilling Ltd. and for a short period of time in 2012 by Andina de Perforaciones S.A., also based in Colombia.

Prior to initiating its drill programs in 2010, Bellhaven completed channel sampling in trenches at Middle Zone where two surface exposures returned results of 19 metres grading 0.73g/t Au and 24 metres grading 0.74g/t Au (0.4 g/t Au cut off) separated by a zone of 40 metres of un-sampled trench.

In early 2012, a ground-based survey was conducted over the entire eastern half of La Mina. This program consisted of approximately 114 line kilometres of magnetic surveying and was carried out by KTTM Geophysics Limited, an independent geophysical contractor based in Medellin, Colombia.

Principal observations from correlation of the 2010 ground geophysics with geochemistry and geological features were:

●

anomalously high radiometrics (potassium) likely represents K-silicate (potassic) altered rocks. The high potassium values occur over a distance of 900 metres along an approximately north-south trending corridor defined by the La Cantera-Middle Zone targets. High values also occur to the north at El Limon along an approximately east-west belt that is 500 metres long;

●

high-chargeability zones fringing the drilled zones at La Cantera and Middle Zone can be attributed to rocks containing high quantities (typically 5-10% of the volume) of pyrite. High-chargeability features are observed at La Cantera and Middle Zone; and

●

the La Cantera stock spatially coincides with a strong resistivity "low" whereas the Middle Zone is characterized by a weakly defined "low". Another prominent area characterized by a strong resistivity "low" occurs between the El Limon and Middle Zone targets.

In summary, exploration of the La Mina Project has been carried out using a systematic combination of geology, geochemistry, and geophysics which has identified several anomalous zones of interest. To date four of these targets have been drilled: La Cantera, the Middle Zone, El Limon, and La Garrucha with 106 drill holes completed by Bellhaven through July 2016.

Current and/or Planned Activities

There are no exploration programs currently planned for the La Mina Project.

Drilling

Drilling programs by AGA (2005) and Bellhaven (2010 – 2013) used HQ, HTW, NTW and BTW core, depending on the drill hole depth, drill hole inclination, drill machine availability and ground conditions. MMC's observations at site and review of core logs and assay certificates indicate that the core sampling has been carried out in a professional manner and that there are no biases in recovery or sampling error evident.

A total of 36,695 metres have been drilled on the La Mina Project from 106 core holes that have an average depth of 346.2 metres.

La Cantera Drilling

The La Cantera deposit is intersected by a total of 26 diamond drill holes, the first six of which were drilled previous to Bellhaven's efforts. For the La Cantera area, a total of 8,327 metres have been drilled with an average of 320 metres per hole. All drill hole collar locations are surveyed by GPS and identified with well-defined monuments.

All drilling on the project by Bellhaven and previous owners has been done with man-portable, diamond drill-core machines. Drill hole locations are initially located in the field with a hand-held GPS unit or a total station theodolite. Bellhaven's full-time survey crew surveyed the coordinates of the final drill hole collars using a total-station theodolite.

At the Middle Zone and La Cantera prospects drill holes have been drilled at azimuths of N45E, N45W and NS with inclinations of -55 to -90 degrees. In the case of La Cantera drilling was completed on a wide-spaced scissor pattern (50- to 100-metre spacing) providing complete three-dimensional coverage of the extent of mineralization that extends to a vertical depth of some 250-500 metres (around the low-grade central core).

At La Cantera drill holes were drilled at azimuths of E-W (90˚), W-E (270˚), N45E and S45W with inclinations of -50 to -78 degrees. Core recovery observed has been very good, in excess of 90%, except in some discrete fault-gouge zones of a few metres in length (core length).

In the case of La Cantera, the drilling programs confirmed the ellipsoidal outline of the porphyry complex on surface (coincident with the magnetic signature), its steep vertical attitude, and the occurrence of mineralized porphyry and breccia zones draped around a central low-grade core.

Middle Zone Drilling

The Middle Zone deposit resource is based on the intersections from a total of 54 diamond drill holes, all by Bellhaven. For the Middle Zone area, there have been a total of 18,803 metres drilled with an average of 348 metres per hole. The La Mina Report updated the resource model to include the 14 additional holes drilled after the previous technical report.

At the Middle Zone, 54 holes have been drilled to date within a generally elongated zone (N45E) in plan view that is bounded on the western flank by interpreted faults. The Middle Zone remains open to the southwest, southeast, and at depth. The fault offsets and open targets on the south suggest a possible connection with La Cantera at depth.

La Garrucha and El Limon Drilling

The La Garrucha deposit resource is known for the intersections of 17 diamond drill holes. In La Garrucha area, there have been a total of 6,641 metres drilled with an average of 391 metres per hole.

The El Limon deposit resource is known from the intersections of 9 diamond drill holes. For the El Limon area, there have been a total of 2,923 metres drilled with an average of 325 metres per hole.

At both La Garrucha and El Limon, insufficient drilling has been completed to date to outline the extents of the gold-copper porphyry mineralization. The drilling density is insufficient to complete a resource estimate at this time.

Sampling and Analysis and Data Verification

Samples from Bellhaven's exploration and development drilling programs were cut (using a core saw) or split (using a core splitter). The instrument used depends on the level of clay content, in which high clay samples are split to avoid core loss from the core saw's lubricating water. The cut or split samples are stored in a secure core shed on site until they are shipped to the ALS Minerals sample preparation facility in Bogota (through LMDDH-023) or Medellin (all samples from LMDDH-024 to present), Colombia. The samples are prepared at the ALS Minerals sample preparation facilities and then sent to the ALS Minerals regional analytical facility in Lima, Peru. These labs are independent of Bellhaven and the Company.

Samples for check assays are prepared at the SGS facility in Medellin, Colombia, and analyzed at the SGS laboratory in Lima, Peru. SGS is independent of Bellhaven and the Company. At the La Mina Project, a field office and employee housing complex are located within walking distance of the La Cantera and Middle Zone prospects. All core from the AGA drill program is stored on site along with all core from Bellhaven's own drilling programs. A new core shed was constructed in 2011 and has a two-tier core rack system.

The core sample procedure begins with checking of driller-placed core blocks for accuracy followed by photographs of consecutive pairs of core boxes. The core then undergoes detailed geotechnical and geological logging. Data recorded in geotechnical and geological logs are entered into the project database using a two person parallel input protocol. Technicians identify the nominal two metre sample intervals with wooden core blocks and mark the length of the core with a "cut line" to guide the core cutting. The technicians take care not to mix intervals of significantly different core recovery in the same sample, resulting in some sample intervals that are shorter than the nominal length. All core boxes (metal) are clearly tagged with hole ID and from/to information.

Core marked for sampling was cut or split by Bellhaven technicians (under geological supervision) using a standard electric masonry core saw mounted on a secure steel stand or by a manual Longyear core splitter. Standard safety equipment (hard hat, ear plugs and eye protection) are used by the core cutters and their helpers. The half-core was placed in plastic bags and tagged with a sample number marked on the outside of the bag and a corresponding sample tag inside the bag. Each bag was securely closed. The unused cut half of the core was then placed back in its correct place in the core box and stored for later reference. Blanks (5%), standards (5%-12% depending on the nature of the material), preparation duplicates (5%) and field duplicates (2%) were inserted in the sample stream during this stage.

Regular drill-core samples were collected in lots of 25 to 76 and shipped by company vehicle to ALS Minerals for preparation and analysis. Early in the drilling program samples were dispatched to the ALS Minerals preparation laboratory in Bogota. However, in early 2011 with the addition of an ALS preparation facility in Medellin, samples were dispatched directly to ALS in Medellin for preparation and then forward by ALS to the ALS laboratory in Lima, Peru. Beginning in early 2013 (La Garrucha drill holes LME-1100 to LME-1106) core samples were dispatched to Actlabs Colombia in Rio Negro, Colombia for preparation and analysis. As noted, several QA/QC steps were included in sample preparation. At the preparation facility each sample is coarse crushed to 70% less than two millimetre size. A one kilogram split of each sample was routinely pulverized to 85% passing 75 “m. A final pulp of 250 to 300 grams is sent for analysis to the ALS Minerals laboratory in Lima.

Gold, copper, and ICP analyses at the ALS Minerals lab were carried out as follows:

●	gold: fire assay, 50/30g charge, Atomic Absorption finish;

●	over-range (>10ppm) results for gold were analyzed by Fire Assay with a Gravimetric finish; and

●	copper and other elements: 4-acid digestion and ICP-AES analysis, including Cu, Ag, Al, As, Ba, Be, Bi, Ca, Co, Cr, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sc, Sr, Th, Ti, Tl, U, V, W and Zn.

The ALS Minerals laboratory in Lima, Peru is registered to ISO 9001:2008 and has received ISO 17025:2005 accreditation for certain specific methods, such as fire assay/AA gold. It is independent of Bellhaven and the Company.

The Actlabs Colombia laboratory in Rio Negro, Colombia is ISO 9001 certified and independent of Bellhaven and the Company. Analytical preparation and procedures for gold fire assay and base and trace metal ICP-AES analysis is identical to that of ALS and SGS.

Check assay samples are collected in lots of varying size and shipped by company vehicle to the SGS laboratory in Medellin for preparation, then forwarded by SGS/ALS Minerals to the analytical facility in Lima, Peru. At the preparation facility, each sample was coarse crushed to 95% less than two millimetre size. The final sample was pulverized to 95% passing 105 “m, and approximately 250 grams was sent to the analytical lab.

Gold, copper, and ICP analyses at the SGS Lima lab were carried out as follows:

●	gold: fire assay, 30 grams charge, Atomic Absorption finish;

●	over-range (>3 g/t) results for gold were analyzed by 30 grams, Fire Assay with a Gravimetric finish; and

●	copper and other elements: 4-acid digestion and ICP-AES analysis, including Cu, Ag, Al, As, Ba, Be, Bi, Ca, Co, Cr, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sc, Sr, Th, Ti, Tl, U, V, W and Zn.

Respecting data verification, with 106 holes completed by Bellhaven and previous operators, complemented by various and extensive surface geochemistry in streams, soils, and bedrock, MMC concludes that an industry-standard program of QA/QC appropriate to the early-stage of exploration has been in place for most if not all of this work.

Since taking an option on the property, the Bellhaven sampling and assaying programs have been controlled by a systematic application of certified standards and blanks, along with Bellhaven's own field duplicate and laboratory duplicate checks. The use of an independent international preparation and assay laboratory, ALS Chemex (now ALS Minerals), adds additional assurance that assay results are representative of the mineralization encountered on the property.

As an additional verification and check on the overall level of copper-gold grades reported for the porphyry mineralization at the La Mina Project, MMC independently collected samples from drill core representing the current drill programs. The samples were collected by MMC or under MMC's supervision in the case of selecting half-core for quartering by saw cutter.

This verification sampling is intended only as a check of the general level of copper-gold mineralization found at La Mina, but is not intended as a comprehensive QA/QC assessment for the purposes of resource estimation.

The results of the check assays compared to the Bellhaven originals are within acceptable precision.

Mineral Processing and Metallurgical Testing

Aurum contracted Resource Development Inc. ("RDI") to undertake a scoping level metallurgical study for La Mina porphyry gold and copper prospect in Colombia.

RDI received four composite samples for the metallurgical study. There were three samples from the La Cantera prospect consisting of average grade, low grade and high grade and one sample from the Middle Zone prospect. The samples assayed 0.306% to 0.476% Cu and 0.727 g/t to 1.454 g/t Au. Sequential copper analysis indicated that two of the four composites contained significant amount of oxide and secondary copper.

The metallurgical test work undertaken included sample preparation and characterization, Bond's ball millwork index determinations, in-place bulk density measurements, gravity tests, direct cyanidation and carbon-in-leach tests and rougher and cleaner flotation tests.

The samples had a Bond's ball mill work index of 10.22 to 14.0 which is typically within the range of porphyry copper ores.

Gravity concentration tests indicated that one could not produce a high-grade concentrate that could be directly smelted. Hence, gravity circuit may not be applicable for this deposit.

Whole ore cyanide leach tests extracted over 80% of the gold from three of the four composites. The cyanide consumption was high because of leaching copper minerals along with gold.

Flotation process using a simple reagent suite consisting of potassium amyl xanthate (PAX), Aeropromotor 404 and methyl isobutyl carbinal recovered 85% to 90% of the gold and copper in the rougher concentrate. Regrinding of rougher concentrate followed by two stages of cleaner flotation in open-circuit tests produced a concentrate assaying over 26% Cu and ±50 g/t Au for three of the four composite samples.

An overall recovery of 79% for gold and 84% for copper were projected for the flotation process flowsheet based on assuming 83% of gold and 88% of copper in the rougher flotation process and 95% recovery for both metals in the cleaner flotation process.

However, locked cycle tests need to be performed to confirm these recoveries in the next phase of testing.

Mineral Resource Estimates

The Mineral Resource statement presented herein represents the Mineral Resource evaluation prepared for the La Cantera deposit and Middle Zone deposit at the La Mina Project. Wireframes were created for three geologic groups at La Cantera and five geologic lithologies at Middle Zone. Grades within each group and lithology were estimated using inverse distance techniques in Vulcan block models using Bellhaven's drill hole database.

In the opinion of MMC, the resource evaluation reported in the La Mina Report is a reasonable representation of the global gold, copper and silver Mineral Resources found in the La Mina Project at the current level of sampling. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.

The database used to estimate the La Mina Project Mineral Resources was audited by MMC. MMC is of the opinion that the drilling information as of the date of the La Mina Report is sufficiently reliable to interpret with confidence the boundaries for gold, copper, and silver mineralization and that the assay data are sufficiently reliable to support Mineral Resource estimation. Vulcan Software Version 9.1.7 was used to construct the geological solids, prepare assay data for geostatistical analysis, construct the block model, estimate metal grades and tabulate Mineral Resources.

The La Cantera resource estimate was not updated with any new information in the La Mina Report. The resource, however, was updated to reflect the upgrading of Inferred Resources to Indicated Resources. La Cantera is included in this technical report as part of a property as defined in the Companion Policy. La Cantera and Middle Zone occur on the La Mina Concession and could be supported and developed by a common infrastructure.

La Cantera and Middle Zone Resources Estimation

The geology, deposit type, and mineralogy at La Cantera are well understood. For the La Mina Report, MMC determined there was sufficient information to classify the resources for the project into two categories of Inferred Mineral Resources and Indicated Mineral Resources. Indicated Mineral Resources are defined as estimated mineralization within 35 metres of a mineralized composite. An additional constraint was that the estimation within 35 metres had to come from a minimum of two drill holes. The drilling density at 35 metres, combined with the estimation search and number of drill holes, established continuity of identified mineralization within the deposit.

Additionally, recent metallurgical testing has allowed the Qualified Person confidence to classify mineralization as Indicated Mineral Resources. Table F-3 shows the different cut-off grades and the associated tonnes, ounces and pounds for the La Cantera deposit constrained by pit designs.

MMC applied a gold price of $1,275 per ounce, a processing cost of $5.83/tonne, and a recovery of 93% to determine cut-off grades. Copper was not used in the determination of the cut-off grade. Due to the uncertainty of gold prices and recovery, MMC recommended that a base cut-off grade of 0.25 g/t Au is appropriate for reporting resources for the La Cantera and the Middle Zone deposit. Given the style of mineralization, the author of the La Mina Report is of the opinion that the entire mineral deposit, as currently modeled, has a reasonable likelihood of economic extraction by open-pit mining.

Resources are not reserves and do not have demonstrated economic viability.

Table F-3 Pit Constrained Resources for La Cantera
Cut-off Grade (g/t Au)	Metric Tonnes ('000)	Pit Constrained Resources
		Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)
Indicated Resources
0.10	29,274	0.60	1.59	0.24	0.98
0.20	33,060	0.79	1.94	0.30	1.26
0.25	28,170	0.87	2.06	0.32	1.37
0.30	24,676	0.93	2.14	0.33	1.45
0.40	19,374	1.04	2.31	0.35	1.59
0.50	16,288	1.10	2.41	0.36	1.66
Inferred Resources
0.10	16,233	0.52	1.49	0.24	0.90
0.20	12,096	0.64	1.73	0.28	1.08
0.25	10,806	0.69	1.83	0.29	1.15
0.30	9,851	0.74	1.90	0.31	1.22
0.40	7,799	0.84	2.04	0.33	1.35
0.50	6,455	0.92	2.17	0.34	1.46

Table F-4 Total Resources with 0.25 g/t Cut-off for La Cantera
Deposit	Metric Tonnes ('000)	Grades				Contained Metal
		Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (oz)	Ag (oz)	Cu (lbs, '000)	AuEq (oz)
Indicated Resources
La Cantera	17,984	0.87	2.06	0.32	1.37	503,021	1,191,062	125,344	789,953
Inferred Resources
La Cantera	10,806	0.69	1.83	0.29	1.15	239,715	635,766	70,256	400,099

Table F-5 Pit Constrained Resources for Middle Zone
Cut-off Grade (g/t Au)	Metric Tonnes ('000)	Pit Constrained Resources
		Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)
Indicated Resources
0.10	20,221	0.34	1.09	0.08	0.48
0.20	12,642	0.45	1.21	0.10	0.62
0.25	10,186	0.50	1.27	0.11	0.68
0.30	8,282	0.56	1.32	0.12	0.75
0.40	5,617	0.66	1.43	0.13	0.87
0.50	3,830	0.76	1.56	0.13	0.98
Inferred Resources
0.10	5,621	0.22	1.24	0.05	0.32
0.20	2,437	0.33	1.16	0.08	0.46
0.25	1,588	0.39	1.19	0.09	0.53
0.30	1,032	0.46	1.24	0.10	0.62
0.40	513	0.57	1.32	0.11	0.75
0.50	279	0.68	1.42	0.11	0.86

Table F-6 Total Resources with 0.25 g/t Cut-off for La Cantera
Deposit	Metric Tonnes ('000)	Grades				Contained Metal
		Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (oz)	Ag (oz)	Cu (lbs, '000)	AuEq (oz)
Indicated Resources
Middle Zone	10,186	0.50	1.75	0.11	0.68	415,899	415,899	24,898	223,232
Inferred Resources
Middle Zone	1,588	0.39	1.19	0.09	0.53	19.911	60,754	3,038	27,309

La Mina Resources

Table F-7 shows the combined resources for La Cantera and Middle Zone, at various cut-off grades, which combine to create the La Mina Project.

Table F-7 In-Pit Resources for the La Mina Project (La Cantera and Middle Zone)
Cut-off Grade (g/t Au)	Metric Tonnes ('000)	Grades				Contained Metal
		Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (oz)	Ag (oz)	Cu (lbs, '000)	AuEq (oz)
Indicated Resources
0.10	49,495	0.49	1.39	0.18	0.78	785,731	2,205,058	193,397	1,233,559
0.20	33,060	0.66	1.66	0.22	1.01	701,485	1,765,284	163,235	1,078,136
0.25	28,170	0.74	1.77	0.24	1.12	666,761	1,606,962	150,242	1,013,185
0.30	24,676	0.81	1.86	0.26	1.21	639,282	1,479,395	139,719	961,231
0.40	19,374	0.93	2.05	0.28	1.38	579,166	1,279,923	121,344	858,706
0.50	16,288	10.2	2.21	0.31	1.50	534,159	1,157,354	109,935	787,387
Inferred Resources
0.10	21,854	0.44	1.43	0.19	0.75	311,141	1,001,704	93,464	526,674
0.20	14,533	0.59	1.63	0.25	0.98	274,743	763,659	79,272	456,352
0.25	12,394	0.65	1.75	0.27	1.07	259,626	696,520	73,294	427,408
0.30	10,883	0.71	1.84	0.29	1.16	249,627	642,890	68,473	406,264
0.40	8,312	0.82	2.00	0.31	1.32	220,021	533,276	57,632	351,749
0.50	6,734	0.91	2.14	0.33	1.43	197,025	463,073	49,257	309,713

Crucero Project

The Crucero Project is a gold exploration project located in Southeastern Peru. On November 20, 2017, the Company completed the acquisition of the Crucero Project from Lupaka. The Crucero Project is comprised of three mining and five exploration concessions with an aggregate area of 4,600 hectares.  The three mining concessions are held indirectly by a wholly-owned subsidiary of GoldMining through a 30-year assignment from a third party running until 2038 and are subject to certain NSRs of 1% to 5%, based on monthly gold prices.

The following information is condensed and extracted from the technical report titled "Technical Report on the Crucero Property, Carabaya Province, Peru", prepared by Gregory Z. Mosher, P.Geo., of Global Mineral Resource Services ("GMRS"), dated December 20, 2017, prepared under NI 43-101 guidelines (the "Crucero Report"). Gregory Z. Mosher is a Qualified Person and is independent of the Company.

Project Description, Location and Access

The Crucero property is located in the eastern Cordillera of southeastern Peru in the Department of Puno, Province of Carabaya, District of Crucero, and the Quadrangle of Limbani. It is located at approximately 14° 10’ 49” latitude south and 69° 49’ 36” longitude west (Universal Transverse Mercator ("UTM"): 8433000S/410800E, Provisional South American Datum 56 Zone 19 South) at an elevation of approximately 4,350 masl.

The village of Oscoroque is located approximately 15 kilometres to the south. The nearest major community is the city of Juliaca, about 150 kilometres to the south-southwest, which has an airport that is served by domestic flights that connect with Arequipa, the second-largest city in Peru, about 180 kilometres to the southwest. Lima, the capital of Peru, is located about 850 kilometres northwest of Arequipa.

The Crucero property is held in the name of Blue Rock Mining S.A.C. ("BRM"), a wholly-owned subsidiary of the Company. GoldMining owns a 100% interest in the property through its ownership of BRM.

The Crucero property is comprised of three mining and five exploration concessions with an aggregate area of 4,600 hectares. The concessions that comprise the Crucero property were issued between 2003 and 2012 and are renewable on an annual basis. BRM holds the following interests in the eight mining concessions that comprise the Crucero property:

●	100% ownership interest in the five exploration concessions Crucero 1, Pacacorral 1, Pacacorral 2, Pacacorral 3 and Santa Cruz 1.

●	a 30-year assignment from Cia. Mina Buenaventura on the three mining concessions Mina Crucero 4, Mina Crucero 10 and Mina Crucero 2007, which are subject to certain royalty obligations.

The concessions that comprise the Crucero property are set out in the table below. The A1 Zone is contained within the area of the Mina Crucero 10 mining concession.

Table G-1 Crucero Project - Concessions
Name	Code Number	Area (Ha)	District	Province	Department
Crucero 1	10317507	575.8173	Usicayos / Limbani	Carabaya / Sandia	Puno
Pacacorral 1	710009309	693.3941	Limbani	Sandia	Puno
Pacacorral 2	710013810	700.0000	Limbani	Sandia	Puno
Pacacorral 3	710013710	600.0000	Limbani	Sandia	Puno
Santa Cruz 1	50024208	800.0000	Crucero	Carabaya	Puno
Mina Crucero 4	10170899	150.0002	Crucero	Carabaya	Puno
Mina Crucero 10	10065903	299.9074	Usicayos	Carabaya	Puno
Mina Crucero 2007	10317807	780.8804	Usicayos / Limbani	Carabaya / Sandia	Puno

The boundaries of the concessions are marked physically and have been surveyed by INGEMMET (Instituto Geológico Minero y Metalúrgico, the Peruvian Government Geological Survey).

The Crucero property contains the A1 Zone that has been the subject of the majority of the exploration that has been conducted on the property to date and is further described hereinafter. There are no mine workings or related development on the property and there has been no production from the property. BRM is responsible for maintaining the concessions in good standing. The concessions are renewable on an indefinite basis through payment of an annual fee approximately equivalent to US$3.00/hectare, to the Peruvian government.

The only royalty or financial encumbrance to which the property is subject, other than the maintenance fee, is a net smelter return agreement between BRM (or assignee from Lupaka Gold Peru S.A.C.) and Compañia Minera Buenaventura, a Peruvian mining company, and Compañia de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. ("CEDIMIN"), a wholly-owned subsidiary of Minera Buenaventura, with respect to the Mina Crucero 4, 10 and 2007 mining concessions. The amount of this NSR is dependent upon the price of gold and can rise to a maximum of 5%.

The Crucero property is not subject to any environmental liabilities although there are responsibilities that are governed by an environmental permit. Three permits are required to conduct exploration or mining within a concession: environmental, community and water. The environmental and water permits have not been renewed since 2013.

Surface rights on the property are held by local communities and in the event the property advances to a mining operation, these rights must be acquired from the relevant communities by purchase or lease.

There are no other known significant factors or risks that may affect access, title, or the right or ability to perform work on the property. GoldMining is not planning any physical work on the Crucero Project in the immediate future, therefore, no permits are required until such time as physical work is planned.

History

CEDIMIN 1996 to 2003

The documented history of exploration of the property began in 1996 when CEDIMIN first acquired concessions in the area. Between 1996 and 2003, CEDIMIN carried out the following activities:

●	regional geochemical stream sediment sampling;

●	topographic and geological mapping at 1:10,000 (2,400 ha) and 1:1,000 scales (80 ha);

●	road construction (8 kilometres);

●	channel sampling of the A1 Zone (2,700 linear metres in 22 trenches to produce 630 channel samples);

●	magnetic (13.8 line-kilometres) and induced polarization (IP) (14 line-kilometres) surveys;

●	core drilling in seven holes with an aggregate length of 1,767 metres (A1 Zone); and

●	metallurgical testing of core samples.

Anomalies identified by the geophysical surveys were named A1 through A6. The A1 Anomaly became the focus of most of the subsequent exploration activity.

Trench and channel samples were dug or cut at approximately 50 metre intervals across the trend of the mineralization of the A1 Zone with most of them located within the 500 metre long portion of the main A1 Zone, although a small number were dug elsewhere to test the trend along strike or laterally. Sampling was continuous along each trench and the sample results effectively outline the limits of mineralization on surface. Analytical results ranged from a minimum of zero to a maximum of 27.9 g/t gold with the average of all trench samples equal to 0.55 g/t gold; 102 of the 630 assay values were greater than 1.0 g/t gold.

Seven holes drilled by CEDIMIN (CR-01 to CR-07) tested the southern half of the A1 Zone. A total of 1,173 samples were assayed. Values ranged from zero to a maximum of 13.9 g/t gold; the average was 0.55 g/t gold.

CEDIMIN submitted samples from two drill holes, CR-01 and CR-03, to the C.H. Plenge & Cia. S.A. laboratory in Lima as the basis of a test of gold recovery from the property. A combination of gravity and flotation achieved 88% recovery of the contained gold and a combination of gravity and cyanide leaching achieved a recovery of 81% of the gold.

These programs were successful in identifying the A1 Zone and in determining its general configuration and size, both on surface and underground. The metallurgical test program confirmed that the contained gold is amenable to conventional extraction.

Minera Pacacorral S.A.C. 2009 to 2010

In 2009, Minera Pacacorral S.A.C. ("Pacacorral") assumed control of the property and during 2009 carried out:

●	36 line-kilometres of magnetic surveying;

●	geological mapping (600 ha); and

●	core drilling in 11 holes with an aggregate length of 3,621 metres to test the A1 Zone.

The Pacacorral exploration programs provided more information with respect to the subsurface distribution of gold mineralization in the A1 Zone, but the magnetic survey, which extended beyond the limits of the A1 Zone, also demonstrated the possible existence of similar mineralization along strike and to the east of the A1 Zone.

The 11 holes (DDH-01 to DDH-11) drilled in 2009 resulted in 890 assays. Values ranged from zero to a maximum of 1,075 g/t gold with an average for all samples of 2.1 g/t gold. The second-highest value was 34.9 g/t gold and the average of the population, with the single extreme value removed, is 0.87 g/t gold.

Lupaka Gold Ltd. 2010 to 2017

On July 26, 2010, Lupaka purchased a 60% interest in Pacacorral and on January 20, 2012 acquired the remaining 40% of Pacacorral in exchange for a combination of cash and shares.

In 2012, Lupaka carried out a program of geological mapping and sampling on geophysical anomalies A3, A4 and A5 to the east of the A1 Zone, and completed a regional-level assessment intended to guide and focus future exploration work. Field mapping covered an area of approximately two hectares, but did not result in the discovery of any new areas of mineralization and did not alter the existing understanding of the geology of the area in any substantive way.

Also in 2012, Lupaka retained SRK of Toronto, Canada, to carry out a structural analysis of the A1 Zone. SRK personnel spent 10 days on site and in addition to the A1 Zone examined other areas of the property. On the basis of their examinations of outcrop and drill core, SRK concluded that the area has been subjected to five phases of deformation and two phases of gold mineralization emplacement of which, the major gold-mineralizing event was associated with the first phase of deformation, F1, which caused isoclinal folding. Phase 1 gold is associated with sulphides, primarily pyrite and pyrrhotite, and is largely conformable with bedding and/or S1 foliation. The second phase of gold mineralization is associated with the last phase of deformation, F5, which is characterized by brittle deformation that resulted in the development of northwest-trending faults with dilational offsets. This phase of gold mineralization is represented by the remobilization of Phase 1 gold into dilational open spaces and gold is commonly associated with arsenopyrite and antimony. Phase 2 gold mineralization is volumetrically minor compared to the first phase, but is significant because the highest gold grades encountered in the A1 Zone belong to Phase 2. SRK recommended the use of oriented drill core in future drill campaigns as an aid to the interpretation of structures as well as recommending that future drill campaigns focus on the identification of Phase 2 style gold mineralization.

In 2012 Lupaka carried out ground magnetic surveying on the property that was a continuation of earlier surveys and was comprised of 22.8 linear kilometres of ground-magnetic surveying in areas peripheral to those areas that had been surveyed previously.

Prior to the 2012 survey, 18 magnetic anomalies had been identified on the Crucero property. The 2012 survey work resulted in the identification of only one small, single-line anomaly that was interpreted as being of low exploration priority relative to those anomalies that had been detected in previous surveys. In addition, the A1 Zone and a small magnetic anomaly on the eastern margin of the main survey area (Anomaly M10) were re-interpreted using 3D inversion, an interpretive modeling technique that attempts to develop a three-dimensional representation of the entity causing the magnetic responses. The A1 Zone could not be satisfactorily modelled using 3D inversion as the magnetic response does not vary with depth and further the technique implies that the A1 Zone mineralization has depth continuity that is more limited that has been indicated by drilling. The M10 anomaly was interpreted to be a near-vertical, northwest-trending body at approximately 50 metre depth. Its significance is not known.

Lupaka carried out a program of rock and soil geochemical sampling within a large area to the east of the A1 Zone. Approximately 700 samples were collected on northeast-oriented lines. Primary sample spacing was 200 metres and fill-in sampling was done at intervals of 100 metres in areas of anomalous geochemical response. Soil samples were collected on a grid system from the "B zone" soil layer beneath the organic cover. In the absence of sufficient soil, rock chip or stream sediment samples were collected. Samples were sent to SGS in Lima where they were analyzed for a suite of 42 elements. On the basis of the character of mineralization within the A1 Zone, the responses for gold, arsenic and antimony were considered by Lupaka to be most indicative of the presence of bedrock mineralization.

Lupaka drilled 54 holes (17,864 aggregate metres) between 2010 and 2012.

GoldMining Inc. 2017 to 2018

On November 20, 2017, GoldMining acquired the Crucero property from Lupaka in exchange for shares and cash.

Previous Resource Estimates

Both Pacacorral and Lupaka conducted a series of resource estimates for the A1 Zone following each campaign of exploration and addition of new data. The last resource estimate was completed by Tetra Tech in 2013 and was constrained by a conceptual pit and used a cutoff grade of 0.4 g/t gold. The 2013 Tetra Tech resource estimate is summarized in the following table.

Table G-2 Crucero Project – Crucero A1 Zone 2013 Tetra Tech Historical Resource Estimate
Cutoff 0.4 g/t	Tonnes	Au Capped g/t	Au Uncapped g/t	Ounces Capped	Ounces Uncapped
Indicated	30,920,000	1.0	1.1	1,003,000	1,111,000
Inferred	31,202,000	1.0	1.1	1,028,000	1,146,000

*This historical estimate has been superseded and GoldMining is not treating it as a current Mineral Resource.

Composites were 2.5 metres in length. Grades were estimated in one pass using ordinary kriging. For a grade to be estimated it was necessary that a minimum of four and a maximum of 40 composites be located within the volume of the search ellipse. Blocks with a minimum of 38 composites within 100 metres of the block centroid were classified as Indicated; all other non-zero blocks were classified as Inferred. The Tetra Tech 2013 historical Mineral Resource estimate was constrained by a pit shell. Parameters for construction of the pit shell were: gold price US$1,400/ounce; mining cost of 1.50/tonne; processing and G&A of US$15.00/tonne; pit slope 47º; processing recovery 90%; and mining dilution 5%.

Geological Setting, Mineralization and Deposit Types

Geological Setting

Regional Geology

Much of the geological evolution of western South America, including Peru, from the Pre-Cambrian onward is directly attributable to the eastward subduction of the oceanic Nazca Plate beneath the Brazilian Shield.

A long, narrow basin developed between the Nazca Plate on the west and the Brazilian Shield on the east. In Lower Paleozoic time (Ordovician through Devonian), a thick (up to 10,000 metres) sequence of predominantly turbiditic sediments was deposited in this basin and is called the Ananea Group. The Silurian to Devonian age Ananea Group underlies a large part of the property. These rocks were subsequently deformed in an early phase of the Hercynian Orogeny in Early Carboniferous time (340 Ma).

Upper Paleozoic strata, from Lower Carboniferous to the Middle Permian time, are characterized by the accumulation of a thinner, but lithologically more variable sequence of sedimentary rocks called the Ambo Group. The Ambo Group is comprised of continental-derived sandstone and conglomerate with minor carbonaceous beds that were deposited unconformably over Lower Paleozoic strata, including the Ananea Group, in a post-Hercynian basin.

During Lower Carboniferous time, carbonate, shale and sandstone were deposited in isolated basins (Tarma Group). In the Upper Carboniferous, limestones of the Copacabana Group were deposited over an extensive epicontinental area. The Permo-Triassic Mitu Group, comprised of continental redbed sandstone and conglomerate with volcanic intercalations were deposited over the Copacabana Group.

The Triassic to the Upper Cretaceous is characterized by the deposition of carbonates in elongate basins and by volcanism.

There are two main periods of pre-Cretaceous intrusive activity:

1.	Early Hercynian, characterized by the emplacement of syntectonic intrusive rocks of granitic composition; and

2.	Late Hercynian (Permian to late Triassic) emplacement of large granodiorite plutons and associated extrusive volcanic activity.

The Upper Cretaceous to the present has been dominated by compressive tectonism accompanied by abundant intrusive and extrusive magmatism.

Property Geology

The property is predominantly underlain by sedimentary rocks of the Ananea and Ambo Group. These rocks have been intruded by intrusive rocks that form the Carabaya Batholith of presumed Permian or Triassic age. The sedimentary rocks strike northwest and have undergone folding and faulting as a result of compressional tectonics during the early Hercynian Orogeny. The Carabaya Batholith has a pronounced northwest-southeast elongation, presumably as a result of preferential emplacement rather than deformation.

The A1 Zone, the most intensively explored portion of the property to date, is underlain by Ananea Group clastic metasedimentary rocks that occupy the axial portion of a steeply-dipping, isoclinal fold that is inferred to be a syncline. The Ananea Group metasediments in this axial zone contain abundant pyrite and pyrrhotite and are variably altered and silicified. Immediately to the west of the area of trenching and drilling, the Ananea Group is in thrust contact (Ananea over Ambo) with quartzites of the Ambo Group. There are numerous structures parallel to this contact that are inferred to be thrust faults. Triassic-age monzogranitic plutons outcrop within about one kilometre of both the east and west boundaries of the property. The northwest-trending fabric that dominates the Ananea Group metasedimentary rocks is offset by northeast-trending normal faults that may postdate and offset the gold mineralization.

Lithological core logging has resulted in the recognition of a simple stratigraphic sequence that from east to west (structural hangingwall to structural footwall) is comprised of: slate, dark-grey shale, argillaceous siltstone, light-grey shale, of the Ananea Group, which structurally overlay the lowermost, sandstone of the Ambo Group. The Ananea and Ambo Group are interpreted to be separated by an east dipping thrust fault.

The dark-grey and light-grey shale units of the Ananea Group are inferred to be members of the same unit, but differ in degree of alteration; the light-grey variant is more altered than the dark-grey shale and the argillaceous siltstone that is enclosed by the light-grey/dark-grey shale, therefore, is inferred to occupy the core of a steeply dipping to vertical, isoclinal fold.

The prevailing interpretation of this stratigraphic package is that the rocks are an anticline; however, observations of the drill core from holes DDH-54 and DDH-56 during the 2012 site visit noted that stratigraphic tops, as determined from graded bedding, are indicative of a syncline. Such an interpretation would explain not only the abrupt termination of the A1 Zone to the north and possibly to the south as the end(s) of a plunging syncline, but also accommodates the transition on the east, from hangingwall slate to underlying sandstone, without the necessity of a major structural dislocation at the contact between these two units that would be implied if the fold is an anticline.

Mineralization

Exploration on the property has concentrated on the A1 Zone. The A1 Zone strikes northwest and dips vertically to steeply east and, as currently defined by trenching and drilling, is approximately 750 metres long by 100 metres in width. In the central portion of the deposit, it has been traced to a vertical depth of approximately 400 metres, although most of the mineralization appears to be confined to within about 200 metres of surface.

Gold is the only mineral of economic interest and occurs together with pyrite, pyrrhotite, arsenopyrite and stibnite. Pyrite is the most abundant sulphide and typically occurs as blebs, the distribution of which commonly appears to be along foliation or bedding.

Quartz veins are uncommon and are not necessarily gold-bearing, although the highest concentrations of gold found to date have been found in quartz veins. Quartz veins and veinlets cross-cut stratification. The style of mineralization, mineral association and degree of alteration varies with degree of deformation. From weak to strong deformation, the zoning observed is:

●	Weak deformation – in the outer margins of the A1 zone, pyrite and chlorite alteration is associated with varying amounts of gold mineralization;

●	Moderate deformation – is characterized by disseminated pyrite and pyrrhotite with better grade gold mineralization; and

●

Strong deformation – is characterized by disseminated pyrite, pyrrhotite, arsenopyrite, and stibnite with associated higher grades of gold mineralization. In the axial zone of the fold, sulphides and gold have been remobilized into axial-plane-parallel breccia zones.

Deposit Types

The tectonic setting of the Crucero property is consistent with orogenic gold deposits that form during compressional to transpressional deformation at convergent plate margins in accretionary and collisional orogenesis. Subduction-related thermal events, episodically raising geothermal gradients within the hydrated accretionary sequences, initiate and drive long-distance hydrothermal fluid migration. Gold mineralization that is deposited in this environment typically is contained within quartz veins.

There is typically strong structural control of orogenic gold deposits at all scales. The deposits consist dominantly of altered host rock with disseminated mineralization or of fissure-filled mineralization, i.e. veins. Veins are dominated by quartz with subsidiary carbonate and sulphide minerals, and less abundantly, albite, chlorite and white mica.

Gold is normally intimately associated with sulphide minerals, including pyrite, pyrrhotite chalcopyrite, galena, sphalerite, and arsenopyrite. In volcano-plutonic settings, pyrite and pyrrhotite are the most common sulphide minerals in greenschist and amphibolite grade host rocks, respectively, while arsenopyrite is the predominant sulphide mineral in ores hosted by sedimentary rocks.

Hydrothermal wallrock alteration in orogenic gold deposits is developed in a zoned pattern with progression from proximal to distal assemblages. Alteration intensity decreases with distance with respect to the deposit. Scale, intensity and mineralogy of alteration are functions of wallrock composition and crustal level.

The A1 Zone possesses some characteristics, such as streaks and blebs of sulphide that are parallel or near-parallel to stratigraphy, that are not characteristic of orogenic deposits, but in general, this classification is considered to be the most appropriate.

Exploration

Goldmining has not completed any exploration work on the property.

Drilling

GoldMining has not completed any drilling on the property. All data used for the resource estimation were generated by previous operators. Because of their vital importance to the resource estimate, these drill programs are described in this section.

The A1 Zone has been tested by 72 drill holes by various companies as shown in the table below.

Table G-3 Crucero Project – Prior Drilling
Year	Operator	No of Holes	Length (m)	No of Assays
2003	CEDIMIN	7	1,767	1,173
2010	Pacacorral	11	3,271	1,734
2010	Lupaka	6	1,255	1,060
2010-2011	Lupaka	12	2,978	2,292
2011	Lupaka	18	5,863	4,251
2012	Lupaka	18	7,579	5,610
	Total	72	22,712	16,120

In 2003, CEDIMIN drilled seven holes with an aggregate length of 1,767 metres (CR-01 to CR-07) to test the southern half of the A1 Zone. A total of 1,173 samples were assayed. Values ranged from zero to a maximum of 13.9 g/t gold; the average was 0.55 g/t gold.

During the early part of 2010, Pacacorral drilled six holes (1,254.50 aggregate metres) in the A1 Zone. The drilling of these holes (CPC10-1, 2, 3 and DDH-13, 14, and 15) was financed and supervised by Lupaka as part of their due diligence assessment of the property. Drill hole CPC10-1 twinned Pacacorral hole DDH-4; hole CPC10-2 twinned CEDIMIN hole CR-04; hole CPC10-3 undercut hole CR-04 to test this portion of the anomaly at greater depth. A 59 metre interval of CPC10-1 had an average gold content of 2.39 g/t gold; the same interval in hole DDH-4 had an average gold content of 2.3 g/t. A 37 metre interval of CPC10-2 had an average gold content of 1.12 g/t; the same interval in hole CR-04 had an average grade of 1.57 g/t gold. The assays from these two sets of twinned holes vary in detail but agree closely on average. This suggests that the grade of the mineralized zone is broadly homogenous. Drill holes DDH-13, 14, and 15 tested the north-central part of the zone. A total of 530 samples were collected for assay; values ranged from 0 to 26.5 g/t gold; the average was 0.36 g/t gold.

In addition, Pacacorral drilled 11 holes on their own account in late 2009 (DDH-01 to 11 inclusive), with an aggregate length of 3,270.75 metres. This program produced 1,734 assays that ranged in value between 0.001 g/t to 1,734 g/t (DDH-02, 144.95 – 145.2 metres). The average for the sample set was 1.13 g/t; with the highest value removed, the average was 0.51 g/t.

Commencing in late 2010 and extending into early 2011, Lupaka drilled 12 core holes in the A1 Zone (aggregate length 2,977.50 metres) to assess portions of the zone not tested by previous drilling. This drill program generated 2,292 assays for which the values ranged between zero and a maximum value of 32.0 g/t gold; the average for this sample set was 0.67 g/t.

During the period May to December 2011, Lupaka drilled 18 additional holes (5,863 aggregate metres) in the A1 Zone. The 2011 drill program produced 4,251 assays that ranged in value from 0.0 to 196 g/t gold, with a mean value of 0.53 g/t. 88% of the assay values were less than 1.0 g/t (443 assay values were equal to or greater than 1.0 g/t); 18 samples contained more than 10.0 g/t gold and two contained more than 100.0 g/t gold.

Significantly, 54% of the assay values from this program that are equal to or greater than 1.0 g/t, are contained within four drill holes, DDH-35, 36, 37 and 38, drilled in the central portion of the zone; DDH-37 and DDH-38 are respectively 100 metres and 150 metres northwest of DDH-35 and 36. Hole DDH-36 undercuts DDH-35 and was drilled from the same set-up. Despite this concentration of values, however, only three of the 18 assays in excess of 10.0 g/t Au occur in these holes; 14 of the 18 occur in holes DDH-41, 42, 43, 44, 45 and 46, drilled as three pairs on the three 50 metres sections starting 100 m to the northwest of hole DDH-38. The clustering of these higher values in contiguous holes suggests the possibility that this higher-grade mineralization may be continuous between those holes.

Between June and December 2012, Lupaka drilled 18 holes (7,579 aggregate metres) in the A1 Zone from which 5,610 samples were obtained for assay. The gold values in these samples ranged from detectability (5 ppb) to 26.36 g/t. The average grade for the entire population was 0.26 g/t; 4% of the samples (337) contained more than 1.0 g/t gold and 0.3% of the samples (17) contained 10.0 g/t gold or more.

During all of these drill programs with the exception of the CEDIMIN program, core was collected, logged, photographed and sampled at the property by Pacacorral/Lupaka geologists. The sampling procedure is described in the following section. The orientation of the mineralization is highly variable because it is related to deformation of the host rocks. The relationship between sample length and true thickness of mineralization is therefore also highly variable although drilling to-date suggests that gold grades are variable over short ranges but are broadly homogenous.

The drilling for all campaigns up to and including 2011 was done under contract by GeoDrill, an independent drilling contractor that is based in Arequipa, Peru. Drilling during 2012 was carried out under contract by Perforaciones Mineras E.I.R.L. and ANDACOLLO Servicios de Perforación S.A.

The following comments pertain to all drill programs that have been conducted on the property since the inception of exploration. Drill core size was primarily HQ with some NQ at the bottom of the deepest holes depending upon the size and power of the drill rig and the difficulty in penetration.

Hole locations were established and marked by geologists and the location was re-measured when the hole was completed. During drilling, core was placed in core boxes and a marker showing the depth in the hole was placed in the core box at the end of each drill run. Down-hole surveys were not carried out for drill holes CR-01 to CR-07, CPC-1 and CPC-2, and DDH-1 through 16. The azimuth and dip of subsequent holes were measures at 50 metre intervals down the hole.

Drill sites were re-claimed when the drilling was complete, so no markers have been left by which to identify the location or identity of the holes, therefore verification of drill hole locations is not possible.

Core was collected, logged, photographed and sampled at the property by geologists. In addition, core recovery and RQD measurements were also carried out. Core recovery in 20 drill holes checked by GMRS ranged between 94.5% and 99%; in most holes the average core recovery exceeded 97%. The orientation of the mineralization is highly variable because it is related to deformation of the host rocks. The relationship between sample length and true thickness of mineralization is therefore also highly variable.

As at the date of the Crucero Report, GMRS did not believe that there are any drilling, sampling or recovery factors that could materially affect the accuracy or reliability of the results obtained and therefore considers that those results are acceptable for use in the resource estimate.

Sampling, Analysis and Data Verification

Sampling

Information regarding sample preparation and security of the CEDIMIN sampling program is not available. The due diligence holes that were drilled in early 2010 were sampled under the supervision or observation of the independent (of all parties that are or have been involved in exploration of the property) consulting geologist retained by Lupaka to oversee their on-site due diligence program. Subsequent holes drilled by Lupaka in 2010 and early 2011 were logged and sampled by Pacacorral geologists under contract to Lupaka. During all subsequent drill programs, samples were collected from the drill site by Lupaka personnel and transported to the project camp where logging and sampling were carried out.

Prior to processing, core was photographed and measured for core loss, then was logged geologically and marked for sampling. Samples were obtained by sawing the core in half; half was placed in a numbered sample bag and the other half stored in the core box for reference.

Rock grab samples and trench samples were collected in numbered plastic sample bags. The samples were subsequently placed in larger bags and shipped for assay in the same way as core samples. There was no sample preparation at the project site. Samples were shipped to the SGS sample preparation facility in Juliaca. Soil samples were sent for analysis as collected. At the ALS assay laboratory soil samples were dried and sieved to 80 mesh; both size fractions were retained. Up to 250 grams of the minus 80-mesh fraction was pulverized to 85% passing 75 µm. Normal security measures were taken throughout the sampling and shipping processes.

Samples were collected and stored in an area of the camp that was separate from the rest of the camp facilities, which minimized any unnecessary traffic in the vicinity of the sample processing area by personnel not directly involved in that work. After the samples had been placed in plastic bags and secured by ties, they were placed in sequence inside a shelter constructed for that purpose. When sufficient samples had been generated, they were placed in woven sacks that were labelled with the sample sequence they contained, and the sacks were then securely closed. Core samples were taken to Juliaca and delivered to the assay company's sample preparation lab. The samples were prepped in Juliaca and portions of approximately 100 grams were sent to the SGS facility in Lima for assay. The core is stored in the assay company's warehouse in Juliaca.

Sample Analysis

In Lima, samples were prepared and analyzed by SGS, an internationally established, International Organization for Standardization (ISO)-certified laboratory. SGS is independent of all companies and individuals who have participated in the exploration of the Crucero property.

Soil samples were assayed in 50 gram aliquots. Gold was assayed by fire assay and atomic absorption (lower detection limit 0.005 grams) and a suite of 41 elements was assayed by ICP following aqua regia digestion.

Drill core, trench and rock grab samples were analyzed using four standard SGS analytical procedures:

1)	gold was analyzed by fire assay of a 50-gram aliquot with an atomic absorption finish (FAA515);

2)	if the sample contained more than 500 ppb gold, the sample was re-analyzed using fire assay and a gravimetric finish (FAA505);

3)	arsenic and antimony were analyzed using atomic absorption (AAS41b); and

4)	samples were analyzed for a 33-element package using four-acid digestion and inductively coupled plasma (ICP) with an atomic emission spectroscopy (AES) finish (ICP40B).

Quality Assurance / Quality Control

No information is available regarding QA/QC measures or results from the trench sampling carried out between 1996 and 2003 or from the 2012 soil and rock chip grab sampling. All drill programs used standards, duplicates and blanks that were introduced into the sample stream on the property during the sample preparation process.

The 2012 drill program employed 69 blanks (1.2%), 133 standards (2.3%) and 101 duplicate pairs (1.8%) resulting in approximately 5% of the total sample stream as control samples. Assay values of blanks ranged from below detectability (less than 5 ppb) to 11 ppb. Effectively, all blanks were sterile. Four standards were employed in the 2012 program:

1.	CDN-CGS-24 with an expected mean of 0.48 g/t gold and two standard deviations of 0.05 g/t gold (10 samples);

2.	CDNGS-3G with an expected mean of 2.59 g/t gold and two standard deviations of 0.18 g/t gold (30 samples);

3.	CDN-GS 3K with an expected mean of 3.19 g/t Au and two standard deviations of 0.26 g/t gold (41 samples); and

4.	PGMS-23 with an expected mean of 0.50 g/t gold and two standard deviations of 0.058 g/t gold.

All standards were prepared by CDN Resource Laboratories Ltd. in Langley, BC, Canada.

The CDN-CGS-24 assays were all within two standard deviations of the expected mean although nine out of 10 were less than the expected mean, which suggests a possible analytical bias. All except one (29 out of 30) samples of CDN-GS-3G standard were within two standard deviations of the expected mean. The one exception differed by 0.32 g/t, almost four times one standard deviation. All 41 of the CDN-GS-3K assays were within two standard deviations of the expected mean. All except one (51 out of 52) of the PGMS-23 assays were within two standard deviations of the expected mean and the one exception was within three standard deviations.

Almost half (46 of 101) of the duplicate samples have identical assay values; the remainder have both positive and negative differences, which is interpreted to indicate within-sample variability in gold distribution rather than lack of precision in the analytical procedure.

As at the date of the Crucero Report, GMRS was of the opinion that the sampling, sample preparation, security and analytical procedures of the samples meet industry standards and that the assay values were considered of sufficient integrity to be used in resource estimation.

Data Verification

Site Inspection

GMRS inspected the property on a number of occasions from May 2010 to March 16, 2013. Drill hole locations (DDH59, 60 and 61) were inspected and their location documented by global positioning system (GPS), although since the holes were drilled the sites have been restored and the identification of the exact location of the drill collar cannot be verified. All core generated to-date has been relocated to a secure storage facility in Juliaca (previously stored in Arequipa) so at the time of the March 16, 2013 site inspection, no core was available for inspection at the property. No samples of outcropping mineralization or of drill core were collected during the latest site visit. A grab sample from outcrop was collected in 2010 from a bedrock trench in the central portion of the A1 Zone near drill hole CR-4, and was submitted to ALS Chemex in North Vancouver, BC, Canada for analysis of gold content. The sample contained 11.75 g/t gold and is considered proof of the existence of gold on the property.

Inspection and Logging of Drill Core

On March 14, 2013, GMRS visited the storage facility in Arequipa and reviewed core from several holes (DDH27, 54, 56, 57, 58, 59 and 60) to develop an understanding of the stratigraphy of the A1 Zone. The entire core for each hole was laid out for inspection. The primary objective was to review the lithotypes that had been identified and documented by Lupaka geologists; a secondary objective was to assess whether a visual correlation could be established between abundance of gold and lithotype. Although GMRS' inspection was limited to seven drill holes, it was not immediately obvious that the lithotypes that had been identified are sufficiently distinct that their consistent identification could be achieved during core logging. Further, the possibility exists that some of the characteristics that have been attributed to differences in lithology are instead attributable to alteration. The distribution of gold does not appear to correlate with lithology but does appear to be, as had been noted previously, approximately correlative with intensity of deformation. Drill core from the Arequipa core storage facility has subsequently been relocated to a core storage facility in Juliaca.

Verification of Non-Drill Core Data

No verification of soil or rock-chip sample data was performed; these samples and their analyses did not affect the resource estimate. During the first inspection of the property in 2010, the trenches from which the trench assay samples and data were obtained were inspected and a verification sample was collected.

Verification of Drillhole Database

GMRS reviewed approximately 12% of the assays in the database against laboratory assay certificates. No discrepancies were found.

As at the date of the Crucero Report, GMRS considered that these results were acceptable for the purposes of the resource estimate that follows.

Mineral Processing and Metallurgical Testing

CEDIMIN undertook metallurgical testwork that was disclosed previously under historic work. In 2011, Lupaka retained Transmin Metallurgical Consultants of Lima, Peru to perform a series of preliminary metallurgical tests on two composite samples of drill core from the A1 Zone. The results of these tests were reported in 2012. Samples of core were collected from 18 drill holes and combined into composite LC-01 with a grade of 0.68 g/t gold, and composite LC-02 with a grade of 1.6 g/t gold. Each composite weighed between 1.5 and 2 kilograms. Both composites were tested for gold recovery by cyanide extraction, carbon-in-leach ("CIL"), flotation and gravimetric recovery.

Prior to being subjected to various extraction tests, the composites were ground in a ball mill to ascertain their work index. Composite LC-01 had a work index of 15.5 kWh/t and composite LC-02 had a work index of 13.8 kWh/t.

The 2011 metallurgical test work has not been described in a formal report; only test results and the process flowsheet are available by way of documentation of the testing process and its outcomes. Cyanidation achieved 74% (LC-01) and 74.5% (LC-02) recovery; CIL achieved 74% (LC-01) and 72% (LC-02); flotation recovered 74% (LC-01) and 77% (LC-02) of the gold and gravity recovered approximately 25% of the gold.

During 2012, a test work program to further evaluate the metallurgical characteristics of A1 Zone mineralization was conducted by SGS Lima, Peru and managed by Ausenco. The focus of the test program was to investigate the two, major mineralization gold association types represented by two separate composites: Composite 1 was mainly a pyrrhotite-rich sample with accessory stibnite and was collected from the northern part of the zone and Composite 2 was mainly an arsenopyrite-rich sample and was collected from the southern part of the zone. The composites were obtained from 360 kilograms of drill core.

This test program evaluated a range of extraction processes and mineralization characteristics including whole-ore leaching, pre-aeration, grind size sensitivity, cyanide concentration sensitivity, flotation, flotation concentrate leaching at various cyanide concentrations and regrind sizes, flotation tailing leaching at various cyanide concentrations, gravity concentration which included flotation of gravity tails and leaching of gravity concentrate and gravity tails. Comminution testing included Bond ball mill work index and SAG mill comminution tests. As no variability testing was conducted, the results presented are considered preliminary and are to be further evaluated when future variability testing is conducted.

The comminution characteristics indicate that the ore is of medium hardness and has a high competency.

The test work demonstrated that the mineralization is mildly refractory to cyanide leaching. Leach times of 24 hours at a grind size of 80% passing 53 µm provided extractions of 60 to 65% for the arsenopyrite-rich composite having a 1.57 g/t gold head grade, and 70% to 75% for the pyrrhotite-rich composite having a gold head grade of 1.24 g/t. Ultrafine grinding tests to 80% passing 10 µm on whole-ore samples increased extractions to 89% and 94% for the arsenopyrite-rich and pyrrhotite-rich composites respectively, indicating that extraction is likely to be a function of liberation and not necessarily true refractory (solid solution) losses. It should be noted that these extractions are considered preliminary as no variability tests have been carried out, and further gold association work is required prior to providing indications of extractions achievable over the entire deposit. Gold is the only mineral of economic interest.

The test work also showed that gold extraction is independent of sodium cyanide concentration in the range of 500 mg/L to 1,500 mg/L. Pre-aeration with air was found to reduce sodium cyanide consumption. Sodium cyanide consumption of nominally 2 kg/t was determined when sodium cyanide concentration of 500 mg/L was tested.

The test work completed to date has suggested metallurgical performance is likely associated with arsenic and pyrrhotite minerals, and potentially with antimonial minerals, and is a function of grind size and mineral liberation. As the deportment and location of these minerals are not defined, there is a need to understand this aspect and the associated metallurgical behavior by variability testing.

Based on the 2012 tests, it was concluded that additional variability test work is required to define comminution and metallurgical parameters in addition to providing engineering data such as settling characteristics, viscosity, materials handling and rheology.

It is not known whether the preliminary metallurgical test samples that have been investigated to date can be considered representative of the complete range of types and styles of mineralization and the mineral deposit as a whole. The Crucero property is at an early stage of exploration and development and the mineralization may not have been tested in sufficient detail to permit its characterization.

Other than those mentioned above, there are no known processing factors or deleterious elements that could have a significant effect on potential economic extraction.

Mineral Resource Estimate

Introduction

The resource estimate described in this section is based on 15,842 assays from 72 holes that were drilled between 2003 and 2012 to test the A1 Zone as well as assays from 657 channel samples that were collected prior to 2010. There has been no drilling or other work completed on the Crucero property since 2012.

Exploratory Data Analysis

GMRS received gold assay, lithology, location and survey data for 72 drill holes and 657 trench assays. The coordinate system for channel samples and drill hole locations is UTM Provisional South American Datum 1956.

The drill hole dataset contains 15,842 gold assays and a smaller number of arsenic, iron, sulphur and antimony assays; the channel sample dataset contains 657 gold assays. As well, GMRS received a three-dimensional topographic surface of the A1 Zone area in dxf format. Summary of descriptive statistics for the channel and drill hole assay data are shown in the table below.

Table G-4 Crucero A1 Zone Drill hole and Channel Sample Assay Statistics
Statistic	Au g/t Trench	Au g/t DDH	As %	Fe %	S %	Sb %
Mean	0.5	0.5	0.1	5.8	1.3	0.1
Standard Deviation	1.5	8.8	0.1	1.5	1.2	0.7
Range	27.9	1,075.0	4.7	14.7	10.0	39.6
Minimum	0.0	0.0	0.0	0.3	0.0	0.0
Maximum	27.9	1,075.0	4.7	15.0	10.0	39.6
Count	657	15,842	10,904	10,904	10,904	10,904

The assays and location data were entered into SGS Genesis™ software and checked for logical errors (discrepancies in sample intervals and hole length). Minor discrepancies in interval lengths were noted in the lithology file and were corrected. The other files were error-free.

Capping

Capping is the process of reducing high values within a sample population that are regarded as statistically anomalous with respect to the population as a whole (outliers) to avoid the distorting influence these values would have on the statistical characteristics of the population if left at their full value. The risk in including statistically high values in a resource estimate is that their contribution to the estimated grade will be disproportionate to their contribution to the tonnage and therefore the grade of the resource as a whole will be overstated.

Cumulative frequency plots were used to determine capping and samples with a grade greater than 17 g/t were capped to this level. Nineteen assay values (1 channel and 18 drill hole) were capped, resulting in an approximately 18% reduction in the aggregate value of capped assays relative to uncapped assays. The resource estimate discussed in this section was carried out with both capped and uncapped assay values and the results of both interpolations are presented in the estimate in the following subsections.

Composites

Compositing of samples is done to overcome the influence of sample length on the contribution of sample grade. Channel samples were generally 5 metres in length; drill core samples ranged in length from 0.15 to 7.0 metres. A review of the dataset indicates that 95% of the samples are equal to or less than 2.5 metres in length so the composite length of 2.5 metres was retained for both trench and drill core samples.

Bulk Density

Bulk density measurements of three core samples from drill hole CR-01 were made by the SGS analytical laboratories in Lima. The average bulk density of these three measurements (2.86, 2.82, and 2.93) is 2.87. GMRS has used this number in the estimate that follows. However, as at the date of the Crucero Report, GMRS considered that it would be advisable to make a larger number of measurements as it is improbable that three samples can capture the natural variability of rock densities present within the A1 Zone.

Geological Interpretation

The geological interpretation of the A1 Zone has been modelled as a single geological solid that represents a grade shell containing gold values generally greater than 0.1 g/t. This grade appears to represent a natural and reasonably sharp boundary between un-mineralized and continuously mineralized rock although minor intervals with a grade of less than 0.1 g/t gold have been incorporated within the solid. These lower-grade intervals were not physically excluded from the geological solid by modification of the boundaries of the solid because it is improbable that they could be effectively segregated during mining and as well, the block model interpolation process accounts for these intervals and they can subsequently be identified and discounted on the basis of grade thresholds applied to the resource tabulation.

Spatial Analysis

The variography of uncapped, composited gold assay values from the A1 Zone was assessed using Sage2001 software. The resultant variogram parameters are set out in the table below. The search ellipse has the same orientation and dimensions as the C2 structure. This search ellipse is an elongate disk and with a near-vertical axis which reflects stronger vertical (down-dip) than horizontal (strike) grade continuity.

Table G-5
WEIGHTING		FIRST STRUCTURE (C1)			SECOND STRUCTURE (C2)
STRUCTURE		AXIS	ROTATION (°)	AXIS	RANGE (m)	AXIS	ROTATION (°)	AXIS	RANGE (m)
C0	0.607	Z	-14	X	180	Z	-28	X	25
C1	0.342	Y'	-9	Y	60	Y'	-22	Y	80
C2	0.051	Z'	19	Z	10	Z'	60	Z	200

Block Model

The mean distance between drill holes is approximately 30 metres and conventionally, it is desirable to have block dimensions that are not greater than one-quarter to one-fifth of the distance between drill holes therefore, block dimensions of 10 metres (x) by10 metres (y) by 10 metres (z) have been used. The block model contains 75 columns (x), 80 rows (y) and 60 levels (z). The block model is un-rotated with respect to north and the model origin, located at minimum x, minimum y, minimum z is: x: 410640; y: 8432710; z: 3920.

Interpolation Plan

The model was interpolated using ordinary kriging. Grades were interpolated in a single pass. For a grade to be interpolated into a block it was necessary that a minimum of four and a maximum of 40 samples from either trenches or drill holes be located within the dimensions of the search ellipse with respect to that block. A maximum of four samples could come from a single drill hole or trench.

Mineral Resource Classification

Blocks were classified as Indicated or Inferred. Blocks containing a minimum of 32 samples (8 drill holes or trench samples) and having a mean sample-to-block distance of 100 metres or less were classified as Indicated. All other blocks with non-zero grades were classified as Inferred.

Reasonable Prospects of Eventual Economic Extraction

The block model resource estimate has been constrained by a conceptual pit to establish what portion of the estimated resource possesses reasonable prospects of eventual economic extraction. SGS Genesis™ software was used for the pit optimization exercise. Parameters used to establish the conceptual pit are shown in the table below. The mining and processing costs were adopted from the 2013 resource estimate; inflation since 2013 is approximately 6% and the change in costs was not considered significant and was ignored.

Table G-6 Crucero Project – Parameters for Conceptual Pit
Parameter	Units	Value
Mining Cost	US$ / tonne	1.60
Processing Cost	US$ / tonne	16.00
Gold Price	US$ / Ounce	1,500
Pit Slope	Degrees	47

The capped grades for both Indicated and Inferred mineralized materials were used for pit construction. The resultant conceptual pit shell was used to constrain the resource model for Mineral Resource tabulation. Because some of the blocks were selected on the basis of single drill holes – a minimum of four composites per block – the in-pit resource was further constrained by selecting only those blocks that were informed by a minimum of two drill holes to demonstrate continuity of mineralization.

Crucero Property – A1 Zone Mineral Resource Estimate

The in-pit resource estimate for the A1 Zone is tabulated in the table below. All block grades are based on a minimum of eight composites from a minimum of two drill holes. The resource is stated at a cutoff grade of 0.4 g/t gold which corresponds approximately to the mining and processing costs divided by the price of gold per gram. The conceptual pit with the two-drill hole minimum captures 98% of the global Indicated resource and 95% of the global Inferred resource.

Table G-7 Crucero A1 Zone In-Pit Minimum 2 DDH Indicated
Cutoff Au g/t	Au_Capped g/t	Au_Uncapped g/t	Tonnes	Ounces Au
2.0	2.3	2.7	876,000	64,000
1.0	1.4	1.5	13,504,000	606,000
0.8	1.2	1.3	19,617,000	783,000
0.6	1.1	1.2	25,378,000	912,000
0.4	1.0	1.1	30,653,000	993,000
0.2	1.0	1.1	33,019,000	1,013,000
0.0	0.9	1.1	33,341,000	1,013,000

Table G-8 Crucero A1 Zone In-Pit Minimum 2 DDH Inferred
Cutoff Au g/t	Au_Capped g/t	Au_Uncapped g/t	Tonnes	Ounces Au
2.0	2.4	2.6	827,000	63,000
1.0	1.4	1.7	14,265,000	656,000
0.8	1.3	1.5	21,662,000	874,000
0.6	1.1	1.3	28,958,000	1,038,000
0.4	1.0	1.2	35,779,000	1,147,000
0.2	0.9	1.1	38,706,000	1,173,000
0.0	0.9	1.1	39,479,000	1,174,000

______________

Notes to Table G-7 and Table G-8

1.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
2.	There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves.
3.	Open pit resources stated as contained within a conceptual open pit above a 0.40 g/t Au cut-off.
4.	Pit constraints are based on an assumed gold price of US$1,500/oz, mining cost of US$1.60/t and processing cost of US$16.00/t.
5.	Mineral Resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
6.	Mineral Resource tonnage and grades are reported as undiluted.
7.	Contained Au ounces are in-situ and do not include metallurgical recovery losses.

Block Model Validation

The block model was validated both visually and by calculation. Visual inspection indicates that the block model is well-constrained by the boundary of the geological solid and that the drill hole assay grades are in reasonable agreement with the block grades.

Comparison with Previous Estimates

Tetra Tech and SRK prepared a resource estimate for the A1 Zone in October 2013. That estimate used the same methodologies and parameters as were used in the current estimate, but was constrained with a conceptual pit based on a gold price of US$1,400. The conceptual pit used in the current estimate is based on a gold price of US$1,500. The table below shows the comparison between the 2013 and current estimates at a cutoff grade of 0.4 g/t gold. The difference in Indicated capped ounces of gold is attributed to rounding differences (<1%); the difference in Inferred capped ounces is attributed to the difference in gold price used between the two estimates: $1,400/ounce in 2013 and $1,500/ounce in the current estimate. Tonnes and grades have been rounded for both estimates.

Table G-9 Crucero A1 Zone Resource Estimate 2017
Cutoff 0.4 g/t	Tonnes	Au Capped g/t	Au Uncapped g/t	Ounces Au Capped
Indicated	30,653,000	1.0	1.1	993,000
Inferred	35,779,000	1.0	1.2	1,147,000

Table G-10 Crucero A1 Zone Resource Estimate Tetra Tech 2013
Cutoff 0.4 g/t	Tonnes	Au Capped g/t	Au Uncapped g/t	Ounces Au Capped
Indicated	30,920,000	1.0	1.1	1,003,000
Inferred	31,202,000	1.0	1.1	1,028,000

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that may materially affect the Mineral Resource estimate.

Other Properties

In addition to the above projects, the Company, through its wholly owned subsidiaries, holds the following interests in other properties:

Yellowknife and Big Sky Project – the Company holds a 100% interest in the Yellowknife Project and Big Sky Project, which covers approximately 35 kilometres of the Yellowknife Greenstone Belt in the Northwest Territories, Canada. The Yellowknife Project is comprised of 25 mining leases and 5 mineral claims with an aggregate area of approximately 9,704 hectares. The Yellowknife Project includes five known gold deposits, being Nicholas Lake, Bruce, Ormsby, Goodwin Lake and Clan Lake, and is located 50 to 90 kilometres north of the city of Yellowknife in the Northwest Territories. It includes a 50-person winterized camp and fuel storage and is accessible by winter road from Yellowknife or by air to a 1,000 metre long gravel airstrip located on site. The Nicholas Lake-Ormsby property is subject to a 2.25% net smelter return royalty, including a US$20,000 per year annual advance royalty payment and the Goodwin Lake property is subject to a 2% net smelter returns royalty.

Diamond drilling completed to date at the Yellowknife Project includes 141 holes (27,590 metres) drilled at the Nicholas Lake deposit, 707 holes (157,750 metres) drilled at the Ormsby and Bruce deposits, 28 holes (5,934 metres) drilled at the Goodwin Lake deposit, and 185 holes (40,515 metres) drilled at the Clan Lake deposit. In 1994, a previous operator developed a decline at Nicholas Lake for 820 metres of underground development. More recently, underground development was completed by Tyhee at the Ormsby and Bruce deposits including 959 metres of decline, 531 metres of level development and 89 metres of raise.

The Yellowknife Project includes the site of the historically producing Discovery Mine, which operated from 1950 to 1969. Historic production at the Yellowknife Project or at nearby mines are not necessarily indicative of the future mining potential of the Yellowknife Project.

On January 24, 2018, the Company completed the acquisition of three additional mining claims covering a total area of 1,797.6 hectares and which are contiguous with the western boundary of GoldMining's Nicholas Lake-Ormsby property, one of the four properties that comprise the Yellowknife Project. On May 11, 2018, the Company completed the acquisition of two additional mining claims (collectively, the "N1 and N2 Claims") covering a total area of 618 hectares and which are contiguous with the southern boundary of GoldMining's Nicholas Lake-Ormsby property. In connection therewith, the vendor was granted a 1% net smelter royalty with respect to the N1 and N2 claims upon commercial production. With the acquisition of these mining claims, the Yellowknife Project has an expanded total area of 12,120 hectares.

Rea Project – the Company holds a 75% interest in the Rea Project and Areva Resources Canada Inc. (now Orano Canada Inc.) ("Areva") holds the remaining 25% interest in this project. The Rea Project is located in northeastern Alberta, Canada, approximately 185 kilometres northwest of Fort McMurray. The Rea Project consists of 16 contiguous exploration permits, which cover an area of 125,328 hectares in the western part of the Athabasca Basin and surrounds the Maybelle project held by Areva. The north-northwest striking Maybelle River Shear Zone ("MRSZ"), which is host to mineralization at Maybelle, extends for several kilometres on to the Rea project and is prospective for hosting similar mineralization on the Rea Project. In addition, several parallel shear zones to the MRSZ have been identified by geophysical surveys and require follow-up exploration. Pursuant to a review of the Caribou Protection Plan (the "CPP") announced by the Alberta Department of Environment and Parks in 2016, no new applications for land tenure were accepted by the Department of Coal and Mineral Development, Alberta Energy. An extension on filing mineral assessment reports was granted by the Department of Coal and Mineral Development, Alberta Energy to GoldMining. The extension states that until the CPP is finalized, no metallic and industrial mineral permits will be cancelled and mineral assessment reports normally due to maintain permits in good standing will not be required. Once the CPP is finalized, permit and assessment report timelines will be extended accordingly. Extensions will take into consideration any new or existing surface restrictions and time needed to obtain exploration approvals. The Company will plan future programs once this review has been completed;

Surubim Project – the Company currently indirectly holds a 100% interest in the Surubim Project located in Pará State, Brazil. The Surubim Project consists of three exploration licenses for a total area of 8,476 hectares. Two of the smaller non-core concessions with a total area of 2,076 hectares are under appeal and the Company is awaiting a decision by the ANM. On October 3, 2014, a final exploration report presenting the results of exploration work conducted on the property by BGC, including drilling programs for the largest exploration concession within the Surubim Project, was submitted to the ANM. Provided that the ANM approves the submitted report, the Company would then have one year following such approval to present additional required studies to the ANM and obtain environmental licensing, if the Company wishes to proceed with further work on the concession. BGC entered into an option agreement on February 11, 2010, as amended January 16, 2011 and March 23, 2015, pursuant to which BGC acquired its interest in one of the three exploration licenses by making certain payments. A final payment of R$3,000,000 was payable in March 2018, failing which the counterparty may seek to terminate the agreement, subject to a cure period, and require that such licence be transferred to it. BGC is in the process of seeking to negotiate alternative terms for such payment. There can be no assurance that any renegotiation will be achieved on preferential terms or at all;

Boa Vista Project – the Company, through its interest in the Boa Vista Gold joint venture ("BVG"), currently indirectly holds an 84.05% interest in the Boa Vista Project located in Pará State, Brazil. The Boa Vista Project consists of three exploration licenses for a total area of approximately 12,889 hectares. The Company submitted a Final Exploration Report for two of the three exploration licenses in February 2018 (ANM no.850.759/2006 and 850.353/2010) and a Final Report for another exploration license on January 23, 2019 (ANM no.850.643/2006). The Final Exploration Report must be accepted by the ANM, subject to rights of appeal, in order to maintain the concessions. There is no assurance that ANM will accept the Final Exploration Reports. Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, BVG was required to pay R$3,620,000 in September 2018 to the counterparty thereunder, failing which the counterparty may seek to terminate the agreement, subject to a cure period. BVG is currently renegotiating the terms of the mineral rights agreement with respect to the aforementioned payments. There can be no assurance that any renegotiation will be achieved on preferential terms or at all;

Batistão Project – the Company currently indirectly holds a 100% interest in the Batistão Project located in Mato Grosso State, Brazil. The Company was required to file an Economic Assessment Plan and the Preliminary Environmental Licence, together with the Mining Concession Application by January 2016. The Company requested an extension to submit the Mining Concession Application, due to the current market conditions and gold price which has deteriorated since the Final Exploration Report was submitted to ANM in 2013. There is no assurance that ANM will accept the Company's request for an extension; and

Montes Áureos and Trinta Projects – the Company currently holds a 51% interest in the Montes Áureos and Trinta Projects located in Pará and Maranhão States, Brazil. A final report of work conducted on the Montes Áureos Project was submitted to ANM on April 7, 2014. The Company's option to acquire an additional interest in this project has expired and it does not anticipate earning any further interest at this time. The Company is in the process of applying for a mining concession for the Montes Áureos Project and the renewal of the exploration permit for the Trinta Project. Both applications are under review by the ANM and there is no assurance that such applications will be approved by the ANM.

RISK FACTORS

Potential investors in the Company should be aware that investing in its securities involves a high degree of risk. The risk factors outlined in this section and elsewhere in this Annual Information Form should be carefully considered by investors when evaluating an investment in the Company. These risk factors list some, but not all, of the risks and uncertainties that may have a material adverse effect on the Company's securities. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company's business operations. If the Company is unable to prevent events that have a negative effect from occurring, then its business, results of operations, financial condition and cash flows and the market price of its securities could be materially and adversely affected.

Exploration, Development and Operating Risks

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Additionally, significant capital investment is required to discover commercial ore and to commercialize production from successful exploration effort and maintain mineral concessions and other rights through payment of applicable taxes, advance royalties and other fees. The commercial viability of a mineral deposit is dependent on a number of factors, including, among others: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices; and (iii) governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete impact of these factors, either alone or in combination, cannot be entirely predicted and their impact may result in the Company not achieving an adequate return on invested capital.

There is no certainty that the expenditures made by the Company towards the search for and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Uncertainty of Mineral Resources Estimates

The estimates for Mineral Resources contained herein are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved. There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, if any. If the Company's actual Mineral Resources are less than current estimates or if the Company fails to develop its Mineral Resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of Mineral Resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. The Company regularly evaluates its Mineral Resources and it considers the merits of increasing the reliability of its overall Mineral Resources.

Permitting and License Risks

The future operations of the Company may require permits from various governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. There can be no guarantee that the Company will be able to obtain all necessary licences, permits and approvals that may be required to undertake exploration activity or commence construction or operation of mine facilities on any of its properties. Additionally, there can be no assurance that all permits and licences the Company may require for future exploration or possible future development will be obtainable at all or on reasonable terms.

Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all of the applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail the production or development of the Company's properties. Amendments to current laws and regulations governing the operations and activities of the Company or a more stringent implementation thereof could have a material adverse effect on the Company's business, financial condition and results of operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, the installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may be subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or a more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

As previously disclosed, pursuant to the mining licences underlying the Cachoeira Project, the Company was required to commence mining operations at the property by April 2014. Prior to this date, the Company submitted an application to the ANM requesting an extension of two years. The ANM recently informed the Company that such extension was not required until related environmental licenses have been granted, at which time the Company may apply for an extension of two years. While such extension had been granted by the ANM in the past, there can be no assurance that such extension will be granted on terms acceptable to the Company or at all.

Risks Related to Referendums and Resolutions Respecting Prohibition or Restriction of Mining

Mining and exploration activities are subject to various laws and regulations governing prospecting, development, mining, production, export, waste disposal, land use, and other matters. Although the Company believes that its activities are currently carried out in accordance with all applicable laws and regulations, no assurance can be given that new laws, regulations, resolutions or referendums will not be enacted or passed or that existing laws and regulations will not be amended, restricted or applied in a manner that could limit, restrict or curtail the development of the Company's properties. Amendments to current laws and regulations, or the enactment or passing of new laws, regulations, resolutions or referendums governing the operations and activities of the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

As previously disclosed, in late 2017, the municipal council of Titiribi voted in favour of a prohibition on mining in the municipality, which resolution was subsequently declared invalid by the Administrative Tribunal of Antioquia. The municipality has also called a municipal referendum regarding whether to amend its applicable zoning to prohibit mining activities. This referendum was originally scheduled to be held in April 2018. However, it has since been suspended until further notice. Please see "Description of Mineral Projects – Titiribi Project" for further information.

As previously disclosed, on May 31, 2018, the Fredonia Municipal Council passed a resolution in favor of restricting mining in the municipality, which was signed by the mayor of Fredonia on June 9, 2018, whereby it was considered to be enacted. The resolution was rejected by the Governor of Antioquia and now is before the Administrative Tribunal of Antioquia. The Company presented documentation in support of the Governor's objections and awaits the judicial process and ruling.  The Company has reviewed the municipality's actions with its legal advisors and believes that any municipal ban would be unconstitutional. In the event the resolution passes, the Company will vigorously defend its rights to the La Mina Project through the higher courts of Colombia. However, there can be no assurance that such resolution will not be successful. To the extent that any municipality or other governmental authority institutes a ban on exploration and mining activities and the Company is not successful in challenging or appealing such ban, the Company's ability to explore and develop its projects could be limited, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Acquisition of Additional Mineral Properties

In order to grow its business and pursue its long-term growth strategy, the Company may seek to acquire additional mineral interests or merge with or invest in new companies or opportunities. A failure to make acquisitions or investments may limit the Company's growth. In pursuing acquisition and investment opportunities, the Company faces competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than the Company. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment. Additionally, if the Company loses or abandons its interest in any of its mineral projects, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable regulators.

Risks Related to Potential Dilution to Common Shares

The number of common shares the Company is authorized to issue is unlimited, and as such, the Company may issue additional common shares from time to time for various reasons, including, but not limited to, for the purposes of raising capital or acquiring mineral properties. These further issuances of GOLD Shares may have a depressive effect on the price of the GOLD Shares and will dilute the voting power of the Company's existing shareholders and the potential value of each of the GOLD Shares.

In addition, the Company has issued potentially dilutive securities in the form of incentive stock options to purchase GOLD Shares pursuant to the Company's stock option plan. The Company may also issue additional GOLD Shares in future acquisitions, future offerings (including through the sale of convertible securities) and on the exercise of stock options.

Government and Community/Stakeholder Regulation and Approvals

Natural resources companies face increasing public scrutiny of their activities. The Company may face pressure to demonstrate that, in addition to seeking to generate returns for its shareholders, other stakeholders benefit from the Company's activities, including local governments and the communities surrounding or nearby its properties. The potential consequences of these pressures include reputational damages, lawsuits, increasing social investment obligations and pressure to increase taxes, future royalties or other contributions to local governments and surrounding communities. These pressures may also impair the Company's ability to successfully obtain permits and approvals required for its operations.

Mineral exploration activities of the Company are subject to extensive laws and regulations governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, waste disposal, water use, land claims of local people, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

Government and community/stakeholder approvals may be required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its exploration or mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company's mineral exploration activities may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase royalties payable or the costs related to the Company's activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, government imposed royalties, claim fees, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. The effect of these factors cannot be accurately predicted.

Presence of Artisanal Miners

Artisanal mining is currently present at some of the Company's mineral properties. Such artisanal miners have the potential to delay and/or interfere with work on the Company's projects and may present a potential security threat to employees and operations. The Company has a policy of maintaining good relations with the local communities and the artisanal miners in order to minimize such risks. There are risks that the development of the Company's projects could be delayed due to circumstances beyond the Company's control, including without limitation circumstances relating to the presence of artisanal miners, and any such delays could negatively impact the Company's exploration and development plans, result in additional expenses on its part, or prevent the development of its projects.

Risks in Mining and Development

The Company's activities related to the exploration and development of its projects are subject to hazards and risks inherent in the mining industry. These risks, include, but are not limited to, rock falls, rock bursts, collapses, seismic activity, flooding, environmental pollution, mechanical equipment failure, facility performance issues, and periodic disruption due to inclement or hazardous weather conditions. Such risks could result in personal injury or fatality, damage to equipment or infrastructure, environmental damage, delays, suspensions or permanent cessation of activities, monetary losses and possible legal liability.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage and government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Title Risk and Loss of Interest in Properties

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its interests in any properties, there is no guarantee that title to any such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate on such properties as permitted or to enforce its rights with respect to such properties.

Certain of the Company's mineral projects are subject to option and similar agreements, which require it to make cash and/or share payments and to incur exploration and development expenditures in order to maintain and/or earn its interest. Failure to obtain additional financing may result in the Company being unable to make periodic payments required for the maintenance or acquisition of these properties and could result in a delay or postponement of further exploration and the partial or total loss of the Company's interest in these properties.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the Boa Vista Project, BVG is required to make payments due in September 2018 to the counterparty thereunder, failing which, the counterparty may seek to terminate the agreement, subject to a cure period. BVG has not yet made such payments, and is currently seeking to renegotiate the terms of the mineral rights agreement with respect to such payments.

As previously disclosed, pursuant to an option agreement, as amended, relating to one of the three exploration licences underlying the Surubim Project, BGC was required to make a final payment to the counterparty thereunder in March 2018, failing which, the counterparty may seek to terminate the agreement, subject to a cure period, and require that such licence be transferred to it. BGC is in the process of seeking to negotiate alternative terms for such payment.

There can be no assurance that any renegotiation of the aforementioned agreements will be achieved on preferential terms or at all.

Environmental and Safety Regulation and Risk

Environmental laws and regulations may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, cleanup costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major developments, the Company generally relies, or will rely, on recognized designers and development contractors from which the Company will, in the first instance, seek indemnities. The Company intends to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making the Company's operations more expensive.

Contractor Performance

As the Company continues with the exploration and advancement of its projects, timely and cost effective completion of work will depend largely on the performance of the Company's contractors. If any of these contractors or consultants do not perform to accepted or expected standards, the Company may be required to hire different contractors to complete tasks, which may impact schedules and add costs to the Company's projects, and in some cases, lead to significant risks and losses. A major contractor default or the failure to properly manage contractor performance could have an adverse effect on the Company's results.

Compliance Costs

The Company is subject to various laws and regulations. The costs associated with compliance with such laws and regulations may cause substantial delays and require significant cash and financial expenditure, which may have a material adverse effect on the Company or the development of the Company's projects.

The Company relies on various counsel, consultants and advisors in respect of legal, environmental compliance, banking, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company's operations. Nevertheless, the Company may fail to comply with a legal or regulatory requirement, which may lead to the revocation of certain rights or to penalties or fees and in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to case or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Any of the foregoing may have a material adverse effect on the Company or the development of its projects.

Economic Conditions

Many industries, including the precious metals mining industry, are impacted by volatile market conditions. Global financial conditions remain subject to sudden and rapid destabilization in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of financial markets, interest rates and tax rates may adversely affect the Company's growth and financial condition. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely affected.

Commodity Price Risk

The Company is exposed to commodity price risk. The price of gold or other commodities fluctuates widely and may be affected by numerous factors beyond the Company's control, including, but not limited to, the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand, and political and economic climates and conditions of major mineral-producing countries around the world.

Declines in the market price of gold, base metals and other minerals may adversely affect the Company's ability to raise capital or attract joint venture partners in order to fund its ongoing operations and meet obligations under option and other agreements underlying its mineral interests. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

No Known Reserves and Limited Operating History

The Company has no history of earnings. There are no known commercial quantities of Mineral Reserves on the Company's mineral projects. Development of the Company's projects will only follow upon obtaining satisfactory results of further exploration work and geological and other studies. Exploration and the development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Even if commercial quantities of minerals are discovered, the exploration properties may not be brought into a state of commercial production. The commercial viability of a mineral deposit once discovered is also dependent on various factors, including particulars of the deposit itself, proximity to infrastructure, metal prices, and availability of power and water to permit development.

Further, the Company is subject to many risks common to mineral exploration companies, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance the Company will be successful in achieving a return on shareholder's investment and the likelihood of success must be considered in light of its early stage operations.

Uncertainty of Profitability and Financing Risks

The Company has no history of earnings, and, due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on the GOLD Shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its equity shares. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially minable deposit exists on any of its properties. While the Company may generate additional working capital through further equity offerings, there is no assurance that any such funds will be available on terms acceptable to the Company, or at all. If available, future equity financing may result in substantial dilution to shareholders. At present it is impossible to determine what amounts of additional funds, if any, may be required.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and no way to predict, if they do occur, how severe the impact may be on the Company's ability to raise additional funds through equity issues and corresponding effect on the Company's financial position. As certain milestone payments in connection with the Company's properties may be payable in GOLD Shares, a lower market price for such GOLD Shares will result in increased dilution to the Company's existing shareholders.

Competitive Conditions

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; technical expertise to find, develop, and operate such properties; labour to operate the properties; and capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for mineral exploration and success in the future.

Currency Fluctuations

The Company maintains accounts in currencies including the United States dollars, Canadian dollars, Brazilian Reals and Colombian Pesos. While financings have all been conducted in Canadian dollars, the Company conducts its business using all the aforementioned currencies depending on the location of the operations in question and the payment obligations involved. Accordingly, the results of the Company's operations are subject to currency exchange risks, particularly to changes in the exchange rate between the United States and Canadian dollars. To date, the Company has not engaged in any formal hedging program to mitigate these risks. The fluctuations in currency exchange rates, particularly between the United States and Canadian dollars, may significantly impact on the Company's financial position and results of operations in the future.

Specialized Skill and Knowledge

The success of the Company is or will be dependent on a relatively small number of key management personnel, employees and consultants. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning, engineering and implementation of exploration programs, as well as finance and accounting. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its exploration and future development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

Litigation

The Company is subject to litigation risks. All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company is or may become subject could have a material effect on its financial position, results of operations or the Company's mining and project development operations.

Foreign Operations Risks

Political and related legal and economic uncertainty may exist in countries where the Company may operate. The Company's mineral exploration and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry. Other risks of foreign operations include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, foreign taxation, price controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt the Company's projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Presently, the Company's mineral properties are primarily located in Canada, the United States, Brazil, Peru and Colombia. While the Company believes that these jurisdictions represent favourable environments for mining companies to operate, there can be no assurance that changes in the laws of these jurisdictions or changes in the regulatory environment for mining companies or for non-domiciled companies in these jurisdictions will not be made that would adversely affect the Company. Brazil is currently undergoing a review of its mining legislation that may result in changes to mining licences, which has delayed approvals for new mining licences, and may result in applications for mining licences being converted to a competitive procedure. It is also possible that current or future social unrest in Brazil will adversely affect the Company's operations.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Possible Conflicts of Interest of Directors and Officers of GoldMining

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the CBCA and any other applicable law.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. Such occurrences could result in damage to mineral properties or facilities thereon, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers being reasonable, its insurance will not cover all of the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover certain risks at economically feasible premiums. In addition, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company may become subject to liability for pollution or other hazards that may not be insured against. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Joint Ventures

The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition: (i) failure to reach definitive agreements with joint venture partners to govern the joint venture; (ii) disagreement with joint venture partners on how to develop and operate mines efficiently; (iii) inability of joint venture partners to meet their obligations under the joint venture or to third parties; and (iv) litigation between joint venture partners regarding joint venture matters.

Capital Cost Estimates

Capital and operating cost estimates made in respect of the Company's current and future development projects and mines may not prove to be accurate. Capital and operating costs are estimated based on the interpretation of geological data, feasibility studies, anticipated climatic conditions and other factors. Any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and tonnage of ore to be mined and processed; (ii) incorrect data on which engineering assumptions are made; (iii) delay in construction schedules and unanticipated transportation costs; (iv) the accuracy of major equipment and construction cost estimates; (v) labour negotiations; (vi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and (vii) title claims.

DIVIDENDS AND DISTRIBUTIONS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on GOLD Shares in the foreseeable future. Any determination to pay future dividends will remain at the discretion of the Company's board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. The Company has not paid any dividends on its GOLD Shares since its incorporation.

The Company is subject to certain restrictions on the declaration and payment of dividends as set out in the CBCA. In particular, the CBCA provides that a company will not declare or pay a dividend in property, including money, if there are reasonable grounds for believing that the company is insolvent or the payment of the dividend would render the company insolvent.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

Authorized Capital

The authorized share capital of the Company consists of an unlimited number of GOLD Shares, of which 137,376,318 GOLD Shares were outstanding as of the close of business on February 28, 2019, and an unlimited number of preferred shares in series, of which none were outstanding as of the close of business on February 28, 2019. Holders of GOLD Shares are entitled to one vote for each GOLD Share held on all ballots taken at all meetings of GoldMining Shareholders.

As of the close of business on February 28, 2019, options to acquire 10,123,750 GOLD Shares and warrants providing for the issuance of 7,374,251 GOLD Shares have been granted and issued and remain unexercised. These figures exclude 26,738 GOLD Shares issuable upon exercise of 106,952 options of a subsidiary of GoldMining and 1,283,437 GOLD Shares issuable upon exercise of 5,133,750 warrants of a subsidiary of GoldMining. In addition, as at the close of business on February 28, 2019, 140,000 restricted share rights ("RSRs") to acquire 140,000 GOLD Shares have been granted and issued and remain unvested. Such RSRs are subject to shareholder approval of the Company's Restricted Share Plan at the next Annual General and Special Meeting of GoldMining.

Common Shares

Registered holders of GOLD Shares are entitled to receive notice to attend and to cast one vote per GOLD Share held at all meetings of the Company's shareholders, except meetings at which only registered holders of some other specified class or series are, at law or pursuant to the Articles of Continuance, entitled to vote. Subject to any prior rights of the registered holders of the preferred shares of the Company and of the registered holders of any other shares of the Company ranking senior to the common shares with respect to payment of dividends, the registered holders of GOLD Shares have the right to receive dividends, if any, in such amount and payable in such manner as the Company's board of directors in its discretion may declare. In the event of the liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, registered holders of common shares will, subject to any prior rights of the registered holders of preferred shares of the Company and any other class of shares of the Company ranking senior to the GOLD Shares, have the right to receive, equally on a share-for-share basis, the remaining assets of the Company.

Preferred Shares

The preferred shares may, at any time and from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of our board of directors. Holders of preferred shares shall not be entitled to receive notice of and attend any meetings of our shareholders or to vote at any such meetings, except meetings at which only holders of preferred shares are entitled to vote. Holders of preferred shares are entitled to: (i) the right to receive, subject to the prior rights and privileges attaching to any other class of our shares, any dividend declared by us; and (ii) the right to receive, subject to the prior rights and privileges attaching to any other class of our shares, our remaining property and assets upon dissolution. Subject to the provisions of the CBCA, we may, by special resolution, fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of the preferred shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends, the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion, if any, and any sinking fund or other provisions. No special right or restriction attached to any issued shares shall be prejudiced or interfered with unless all shareholders holding shares of each class whose special right or restriction is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by the majority required to pass a special resolution, or such greater majority as may be specified by the special rights attached to the class of shares of the issued shares of such class.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets forth the price ranges and volume of GOLD Shares traded on the TSX from June 19, 2018 to November 30, 2018.

Period	High ($)	Low ($)	Volume[1] (#)
2018
November	$0.90	$0.73	2,756,630
October	$0.94	$0.75	3,573,900
September	$0.90	$0.76	2,504,380
August	$0.95	$0.85	3,068,410
July	$1.03	$0.87	2,574,710
June 19-30	$0.95	$0.88	902,230
_________________ Notes: 1. Figures are based on daily volume traded figures rounded to the nearest thousand.

The following table sets forth the price ranges and volume of GOLD Shares traded on the TSX-V from December 1, 2017 to June 18, 2018.

Period	High ($)	Low ($)	Volume[1] (#)
2018
June 1-18	$1.07	$0.95	2,855,450
May	$1.17	$1.04	2,616,440
April	$1.27	$1.13	2,129,110
March	$1.29	$1.12	2,750,760
February	$1.34	$1.06	3,932,330
January	$1.54	$1.31	4,109,030
2017
December	$1.45	$1.22	4,006,740
_________________ Notes: 1. Figures are based on daily volume traded figures rounded to the nearest thousand.

Prior Sales

The Company issued the following securities during the twelve months for the financial year ended November 30, 2018.

Common Shares

Date of Issue	Number of Securities	Issue Price ($)
January 24, 2018	60,000	1.33(1)
January 30, 2018	8,000	0.71(2)
January 30, 2018	2,000	0.73(2)
February 15, 2018	3,000	0.75(3)
February 28, 2018	7,000	0.75(3)
March 2, 2018	453,852	1.21(4)
March 2, 2018	139,695	1.21(4)
March 2, 2018	104,614	1.21(4)
March 14, 2018	3,000	0.75(3)
March 20, 2018	4,000	0.75(3)
March 27, 2018	3,000	0.75(3)
April 5, 2018	1,500	0.75(3)
April 26, 2018	34,188	1.17(5)
May 11, 2018	33,333	1.14(6)
May 22, 2018	10,300	0.75(3)
June 12, 2018	29,300	0.75(3)
September 4, 2018	21,500	0.75(3)
September 10, 2018	49,000	0.75(3)
September 11, 2018	49,000	0.75(3)
September 14, 2018	77,000	0.75(3)
September 25, 2018	72,000	0.75(3)
October 1, 2018	100,000	0.75(3)
October 4, 2018	40,000	0.75(3)
October 17, 2018	100,000	0.75(3)
October 22, 2018	350,000	0.75(3)
October 26, 2018	100,000	0.75(3)
November 5, 2018	200,000	0.75(3)
November 7, 2018	200,000	0.75(3)

_________________

Notes:

1.	Issued in connection with the acquisition of additional gold claims contiguous with the Yellowknife Gold Project. GoldMining did not receive any cash proceeds for this share issuance.
2.	Option exercise.
3.	Warrant exercise.
4.	Issued in connection with the Cachoeira royalty purchase. GoldMining did not receive any cash proceeds for this share issuance.

5.	Issued in connection with a debt settlement agreement. GoldMining did not receive any cash proceeds for this share issuance.
6.	Issued in connection with the acquisition of the Narrow Lake property. GoldMining did not receive any cash proceeds for this share issuance.

Convertible Securities

Type of Securities Issued	Date of Issue	Number of Securities	Issue or Exercise Price per Security ($)
Options	January 2, 2018	15,000(1)	$1.33
Options	January 30, 2018	50,000	$1.34
Options	February 28, 2018	435,000	$1.23
Options	March 29, 2018	100,000	$1.21
Options	August 3, 2018	15,000	$0.90
Options	November 27, 2018	2,705,000	$0.78

_________________

Notes:

1.     These options were subsequently cancelled on August 31, 2018.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTION ON TRANSFER

The following table sets forth escrowed securities and securities subject to contractual restrictions on transfer:

Designation of Class	Number of Securities Held in Escrow or that are Subject to a Contractual Restriction on Transfer[6]	Percentage of Class
Common Shares[1]	3,500,000	2.55%
Common Shares[2]	5,000,000	3.64%
Common Shares[3]	4,000,000	2.91%
Common Shares[4]	3,500,000	2.55%
Common Shares[5]	698,161	0.51%
Total Common Shares	16,698,161	12.16%

________________

Notes:

1.

Pursuant to the asset purchase agreement dated July 20, 2015 respecting the Whistler Project (the "Whistler Agreement"), Kiska is restricted from (i) selling or otherwise disposing or dealing with GOLD Shares representing more than 10% of the aggregate trading volume of GOLD Shares trade on the TSX-V (or such other exchange or quotation service which is the primary exchange or quotation service for the GOLD Shares from time to time) on any given day; and (ii) disposing of its GOLD Shares for a period of 30 days after the Company has notified Kiska in writing that the Company is in the process of completing an equity financing.

2.

Pursuant to the Titiribi Agreement, Trilogy is restricted from (i) selling or otherwise disposing or dealing with GOLD Shares representing more than 10% of the volume of the GOLD Shares traded on the TSX-V on any given day and (ii) disposing of its GOLD Shares within 30 days of any equity financing undertaken by the Company.

3.

Pursuant to the asset purchase agreement dated May 9, 2017 between the Company and the court-appointed receiver of Tyhee N.W.T. Corp. (the "Tyhee Agreement"), the holders of the shares issued as consideration (the "Tyhee Consideration Shares") pursuant to the Tyhee Agreement are restricted from: (i) selling or disposing any of its Tyhee Consideration Shares without providing the Company ten days' written notice thereof; (ii) selling or otherwise disposing or dealing with its Tyhee Consideration Shares representing more than 10% of the volume of GOLD Shares traded on the TSX-V (or such other exchange or quotation service which is the primary exchange or quotation service for the GOLD Shares from time to time) on any given day; and (iii) disposing of its Tyhee Consideration Shares within 30 days of any equity financing undertaken by the Company.

4.

Pursuant to the share purchase agreement (the "Lupaka Agreement") dated September 19, 2017 among GoldMining Inc., Lupaka Gold Corp., and a subsidiary of Lupaka Gold Corp (in this section, together with Lupaka Gold Corp., "Lupaka"), Lupaka was restricted from: (i) selling or disposing any of the GOLD Shares issued to it as consideration under the Lupaka Agreement (the "Lupaka Consideration Shares") without providing the Company five business days to privately place such Lupaka Consideration Shares at market price; (ii) selling or otherwise disposing or dealing with the Lupaka Consideration Shares representing more than 12% of the volume of GOLD Shares traded on the TSX-V (or such other exchange or quotation service which is the primary exchange or quotation service for the GOLD Shares from time to time) on any given day; (iii) disposing any of the Lupaka Consideration Shares for a period of 20 days after the Company has notified Lupaka in writing that the Company is in the process of completing an equity financing; and (iv) selling more than 200,000 of the Lupaka Consideration Shares to a third party by way of a single block trade within the first thirty days after November 30, 2017.

5.

Pursuant to the royalty purchase agreement (the " Royalty Purchase Agreement") dated February 21, 2018 among BRI Mineração Ltda., CCO Mineração Ltda., MFW Engenharia E Mineração Ltda., and José Pereira Botelho (collectively, the "Vendors"), the GOLD Shares issued to each of the Vendors are subject to the following escrow and resale restrictions: none of the Vendors, on any given day, shall sell or dispose any of the GOLD Shares delivered to them as consideration under the Royalty Purchase Agreement representing more than ten percent (10%) of the volume of GOLD Shares traded on the TSX-V (or such other exchange or quotation service which is the primary exchange or quotation service for the GOLD Shares from time to time).

6.

The figures provided for in this table are as of the initial date of issuance of such securities, and does not necessarily reflect the current number of securities subject to escrow or other restrictions on transfer. For clarity, the figures do not reflect any transfers, dispositions or other dealings that the security holder may have undertaken with respect to such securities subsequent to the initial date of issuance.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The term of office of each of the Company's directors expires at the Company's next annual general meeting at which directors are elected for the upcoming year or when his or her successor is duly elected.

As at the date of this Annual Information Form, the directors and executive officers of the Corporation, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of: (i) 8,662,276 GOLD Shares, representing approximately 6.31% of the issued and outstanding GOLD Shares as of such date; (ii) an aggregate of 4,720,000 options of the Company, representing approximately 46.62% of the issued and outstanding options of the Company as of such date; and (iii) an aggregate of 685,454 warrants of the Company, representing approximately 9.30% of the issued and outstanding warrants of the Company as of such date.

The following table sets forth the name, province or state and country of residence, position or office held with the Company, principal occupation for the immediately preceding five years and securities ownership of each of the directors and executive officers of the Company as at the date of this Annual Information Form:

Name, Place of Residence and Present Position with GoldMining	Principal Occupation for the Past Five Years	Director or Officer Since	Number of Common Shares, Options and Warrants Held
Amir Adnani Chairman and Director British Columbia, Canada

Mr. Adnani is a founder and serves as the President, Chief Executive Officer, Principal Executive Officer and a director of Uranium Energy Corp., a public mining and exploration company listed on the NYSE MKT equities exchange, since January 2005.

		Director since August 18, 2010 Chairman since January 4, 2011	Common Shares: 6,500,154[1] Options: 1,600,000 Warrants: 545,454[2]
Pat Obara Secretary and Chief Financial Officer British Columbia, Canada

Mr. Obara has served as the Chief Financial Officer of GoldMining since January 2011 and as the Secretary of GoldMining since September 2009. Mr. Obara has served as Secretary, Treasurer and Chief Financial Officer of Uranium Energy Corp. (a mining and exploration company) since October 29, 2015. Prior to this, Mr. Obara served as Vice President Administration of Uranium Energy Corp., from January 2011 to September 2015 and as Secretary, Treasurer, Chief Financial Officer and Principal Accounting Officer of Uranium Energy Corp., from August 2006 to January 2011.

		Secretary since September 9, 2009 Chief Financial Officer since January 4, 2011	Common Shares: 771,800 Options: 900,000 Warrants: 40,000 Restricted Share Rights: 50,000[3]
David Kong[4,5] Director British Columbia, Canada

Mr. Kong has served as a director of New Pacific Holdings Corp. (a mining and exploration company) since November 2010, Uranium Energy Corp. (a mining and exploration company) since January 2011 and Silvercorp Metals Inc. (a mining company) since November 2011. Mr. Kong was a partner at Ellis Foster, Chartered Accountants from 1981 to 2004, before merging with Ernst & Young LLP in 2005, where he was a partner until 2010. Mr. Kong served as a director of Channel Resources Ltd. from July 2010 to June 2012, as a director of IDM International Ltd. from November 2011 to October 2012, as a director of Hana Mining Ltd. from July 2010 to February 2013 when it was privatized and as a director of New Era Minerals Inc. from June 2014 to April 2016.

		October 29, 2010	Common Shares: 541,600[6] Options: 440,000 Warrants: 100,000[7]

Name, Place of Residence and Present Position with GoldMining	Principal Occupation for the Past Five Years	Director or Officer Since	Number of Common Shares, Options and Warrants Held
Gloria Ballesta[4,5,8] Director Bogotá, Capital District, Colombia

Ms. Ballesta has served as Chief Executive Officer of Content Mode SAS, a private Colombian contact center company, since January 2016. Ms. Ballesta served as a paralegal for Uranium Energy Corp. from May 2010 to December 2012.

		August 18, 2010	Common Shares: 21,000 Options: 225,000 Warrants: 1,000
Hon. Herb Dhaliwal[4,5,8] Director British Columbia, Canada	Mr. Dhaliwal has served as the Chief Executive Officer of Dynamic Facility Services Ltd. since 2004 and as a director of East West Petroleum Corp. since July 2010.	March 1, 2013	Common Shares: 100,000 Options: 240,000 Warrants: Nil
Mario Bernardo Garnero[8] Director New York, United States	Mr. Garnero serves as Vice President of the Brasilinvest Group, a business organization established in 1975 as a private merchant bank.	March 28, 2018	Common Shares: 50,000 Options: 130,000 Warrants: Nil
Garnet Dawson Chief Executive Officer and Director British Columbia, Canada

Mr. Dawson has served as Chief Executive Officer of the Company since December 2014 and previously Technical Director of GoldMining since January 2014 and Vice President of Exploration of Brazilian Gold Corp. since December 2006.

		Chief Executive Officer since December 15, 2014 Director since May 24, 2018	Common Shares: 49,722 Options: 950,000 Warrants: Nil Restricted Share Rights: 60,000[3]
Paulo Pereira President Brasilia, Distrito Federal (DF) Brazil	Mr. Pereira has served as President of the Company since December 2014 and previously Vice President of Exploration of GoldMining since August 2011.	December 15, 2014	Common Shares: 628,000 Options: 535,000 Warrants: Nil

________________

Notes:

1.	Includes 1,402,654 common shares held by Amir Adnani Corp. and 150,000 common shares owned by Mr. Adnani's spouse.
2.	All 545,454 warrants are held by Amir Adnani Corp.
3.	Restricted Share Rights are subject to shareholder approval of the Restricted Share Plan at the Company's next Annual General and Special Meeting.
4.	Member of the Audit Committee.
5.	Member of the Compensation Committee.
6.	Includes 298,700 common shares held by Mr. Kong's spouse and 50,000 common shares held by Mr. Kong's son.
7.	Includes 50,000 warrants held by Mr. Kong's spouse.
8.	Member of the Nominating and Corporate Governance Committee.

On December 2, 2009, the Hon. Herb Dhaliwal was a director of Brainhunter Inc. when an order was granted by the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act (Canada) for the corporation and certain of its principal subsidiaries providing, among other things, a stay of proceedings against it. The Hon. Herb Dhaliwal resigned as a director of Brainhunter Inc. in February 2010.

PROMOTERS

There is no individual or company that is, or has been, within the two most recently completed financial years or during the current financial year, a promoter of GoldMining or of a subsidiary of GoldMining.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as disclosed under "Description of Mineral Projects – Titiribi Project", "Description of Mineral Projects – La Mina Project" and "Description of Mineral Projects – Cachoeira Project", management of the Company is not aware of any legal proceedings, contemplated or actual, involving GoldMining that would be material to the financial condition or results of operations of the Company. Management of the Company is not aware of any penalties or sanctions imposed against GoldMining by a court relating to provincial and territorial securities legislation or by a securities regulatory authority within the three years immediately preceding the date of this Annual Information Form, or any other penalties or sanctions imposed against the Company. The Company has not entered into any settlement agreements before any court relating to provincial and territorial securities legislation or with a securities regulatory body.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) or any associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar of the Company is Computershare Investor Services Inc., 520 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

Other than the arrangement agreement concluded between GoldMining and Bellhaven on April 11, 2017, there are no material contracts that have been entered into by the Company since November 30, 2017 or before such time that are still in effect, other than in the ordinary course of business.

INTERESTS OF EXPERTS

Gary H. Giroux, P.Eng, M.A.Sc. of Giroux Consultants Ltd. authored the "NI 43-101 Resource Estimate for the Whistler Project", dated effective March 24, 2016, and amended and re-stated May 30, 2016 (the Whistler Report), which is referred to in this Annual Information Form. Gary H. Giroux is a Qualified Person and is independent of the Company.

Joseph A. Kantor, MMSA and Robert Cameron, Ph.D., MMSA of Behre Dolbear prepared the "Technical Report on the Titiribi Project, Department of Antioquia, Colombia" dated effective September 14, 2016 (the Titiribi Report), which is referred to in this Annual Information Form. Each of Joseph A. Kantor and Robert Cameron is a Qualified Person and is independent of the Company.

Gregory Z. Mosher, P.Geo. of GMRS, previously of Tetra Tech, prepared the "Technical Report and Resource Estimate on the Cachoeira Property, Pará State, Brazil", dated effective April 17, 2013 and amended and restated October 2, 2013 (the Cachoeira Report) and the "Technical Report, Crucero Property, Carabaya Province, Peru", dated effective December 20, 2017 (the Crucero Report), which are referred to in this Annual Information Form. Gregory Z. Mosher is a Qualified Person and is independent of the Company.

Porfirio Rodriguez, BSc (Min Eng), MAIG and Leonardo de Moraes Soares, BSc (Geo), MAIG of GE21 Consultoria Mineral, former associates with Coffey Consultoria e Serviços Ltda authored the "São Jorge Gold Project, Pará State, Brazil. Independent Technical Report on Mineral Resources", dated effective November 22, 2013 (the São Jorge Report), which is referred to in this Annual Information Form. Each of Porfirio Rodriguez and Leonardo de Moraes is a Qualified Person and is independent of the Company.

Scott E. Wilson, C.P.G. of Metal Mining Consultants, Inc. authored the "NI 43-101 Technical Report, Bellhaven, La Mina, Antioquia, Republic of Colombia", dated effective October 24, 2016 (the La Mina Report), which is referred to in this Annual Information Form. Scott E. Wilson is a Qualified Person and is independent of Bellhaven and the Company.

Bret Swanson, B.Eng. MAusIMM, MMSAQP, Jeff Volk, CPG, FAusIMM, MSc, Eric J. Olin, MSc, MBA, RM-SME and John Tinucci, Ph.D., P.E. authored the "NI 43-101 Technical Report Yellowknife Gold Project, Northwest Territories, Canada", dated effective September 7, 2012 (the Yellowknife Project Report), which is referred to in this Annual Information Form. Each of Bret Swanson, Jeff Volk, Eric J. Olin and John Tinucci is a Qualified Person and is independent of Tyhee and the Company.

As of the date hereof, to the Company's knowledge, the aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the technical reports or information referred to, or following the preparation of such reports or information. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, is currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company.

Ernst & Young LLP, as auditors of the Company, have advised the board of directors of the Company that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information including directors' and officer's remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our Information Circular for our Annual General Meeting held on May 24, 2018, which is available on SEDAR. Additional financial information is provided in our audited consolidated financial statements and related management's discussion and analysis for the year ended November 30, 2018, which is available on SEDAR.

Additional information relating to GoldMining may be found on SEDAR.